EARTH SEARCH SCIENCES, INC.
306 Stoner Loop Road
P.O. Box 386
Lakeside , Montana 59922
(406) 751-5200
(406) 752-7433

December 18, 2007

Filed as Correspondence Via EDGAR and Submitted Via
Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Donald F. Delaney

RE:	Earth Search Sciences, Inc.
Form 10-KSB for the Fiscal Year Ended March 31, 2007
Filed July 16, 2007
Form 10-KSB for the Fiscal Year Ended March 31, 2006
Filed July 17, 2006
Form 10-QSB for the Fiscal Quarter Ended June 30, 2007
Filed August 20, 2007
Form 10-QSB for the Fiscal Quarter Ended September 30, 2006
Filed November 20, 2006
Response Letter Dated September 14, 2007
File No. 000-19566

Dear Mr. Delaney:

On behalf of Earth Search Sciences, Inc. (the “Company” or “ESSI”), we submit this written response to your letter dated November 13, 2007.

We enclose marked drafts of the Company’s proposed Amendments No. 1 to Form-10KSB for the fiscal years ended March 31, 2007 and March 31, 2006 (the “Amended Annual Reports”) and proposed Amendments No. 1 to Form 10-QSB for the quarterly periods ended June 30, 2007 and September 30, 2006 (the “Amended Quarterly Report”). The Amended Annual Reports and the Amended Quarterly Report contain revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated November 13, 2007.  Set forth below are the Company’s responses to the Staff’s comments.  We have reproduced the Staff’s comments and have followed each comment with our response.

References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

United States Securities and Exchange Commission
December 18, 2007

Form 10-KSB/A1 (draft) for the Fiscal Year Ended March 31, 2007

Properties, page 9

1.           We have read the disclosure you proposed in response to prior comment 7, regarding ownership of a hyper-spectral instrument. Please review the second sentence of your proposed disclosure to clarify whether ownership is shared with “members of the Company” as you state, or owners of ESSI Probe I LC.

Response.  We have revised the disclosure to clarify that ownership is shared with members of ESSI Probe I LC.

Litigation, page 9

2.           We note your response to prior comment 16, indicating that you do not believe the settlement agreement with Accuprobe would be subject to the guidance in SFAS 15, as it had to do with resolving a dispute about ownership and amounts due.  Since you characterize the settlement as “forgiveness of debt,” had a capital lease for the probe that is associated with the balance due, and described the revised arrangement as “new debt,’ it is unclear how you arrived at the view that SFAS 15 did not apply.  Please submit the original agreements, any amendments, and the settlement agreement so that we may better understand your position.  In addition, under this heading in Note 10 to your financial statements, to address the following points.  Please make similar revisions in the corresponding sections of your 2006 report (Item 3 and Note 7).

•
Explain how you determined that it was economically advantageous, and in the best interests of your shareholders, to uncur the shipping and handling and disposition fees, plus rents, interest on unpaid rents, and late fees, no amounting to $5,434,259 in the aggregate (as disclosed), rather than return the hyperspectral probe as you agreed.  It should be clear how your utilization of the probe, while in default under the terms of your settlement arrangement, supports your conclusion in this regard.

•	Disclose any ownership relationships or affiliations between you, your management, and the counterparty to the settlement agreement.
•
State your rationale for recognizing the settlement gain in 2006 rather than 2005, given that you have identified March 23, 2005 as the date of your settlement arrangement, a date prior to your 2005 fiscal year end.

Response.  We have submitted the original lease agreement and the settlement agreement related to Accuprobe. Debt restructurings within the scope of SFAS 15 are identified based generally on the November 7, 1975 Exposure Draft, which, according to paragraph 61 of SFAS 15, focuses on the economic and legal considerations related to the debtor's financial difficulties that in effect compel the creditor to restructure a receivable in ways more favorable to the debtor than the creditor would otherwise consider. ESSI’s circumstances involved a dispute over the legal disposition of obligations under the lease agreement and the transfer of title of the probe pursuant to various transactions entered into by ESSI and the Accuprobe/Arnett parties. It was ESSI’s position that the debt was satisfied through a series of stock issuances and other transactions. The settlement agreement served to resolve the legal disputes outstanding between the parties and was not a restructuring of debt to ease the debt burden, as contemplated by the scoping language of SFAS 15. As a result, this transaction does not appear to fall within the scope of SFAS 15.

The Accuprobe/Arnett parties were originally investors in ESSI and were a party to a sale-leaseback transaction with the probe. At the time the settlement agreement was signed and on termination date, as discussed below, the combined ownership of Accuprobe and Dr. Arnett was less than 5%. Consequently, we did not consider the Accuprobe/Arnett Parties as "related parties" as defined by SFAS No. 57. Over the lease period, Accuprobe and Dr. Arnett agreed to accept stock in lieu of payments due under the lease agreement. There ultimately became a dispute about the valuation of the stock granted, which began to erode the relationship between ESSI and the Accuprobe/Arnett parties. Subsequently, Dr. Arnett obtained a court order to seize certain computers and proprietary software used with the probe, make duplicates and then return the computers and software. However, Dr. Arnett did not return the computers and software. We believe Dr. Arnett intended to compete against ESSI. In addition, the computers and software contained proprietary information necessary for the operation of the probe. We believed that the probe was the only leverage we had to get the computers and software back. We attempted to contact Dr. Arnett on many occasions without response. We believe our disclosures adequately describe the liability and further disclosure is not necessary.

United States Securities and Exchange Commission
December 18, 2007

Although the settlement agreement was dated March 23, 2005, the lease was deemed in full force and effect through August 15, 2005. As such, the actual termination of the lease agreement and release of obligation was deemed to be August 15, 2005. Furthermore, the settlement agreement provided for a new obligation upon failure to return the probe, which is stipulated in the settlement agreement. We believe any recognition of gain prior to August 15, 2005 would not be appropriate due to substantial penalties, interest and late fees associated with failure to return the probe.

Management’s Discussion and Analysis, page 11

Liquidity and Capital Resources, page 12

3.           We have read the disclosure you added in response to prior comment 17, concerning the $10.1 million gain associated with the “settlement of certain debt.” Since you recognized the gain only after you determined that the statute of limitations would preclude collection efforts by the counterparties, please further revise your disclosures to clarify that you have no settlement agreement and that you never paid the amounts due.

Response. We have revised our disclosure to clarify that we have no settlement agreement and that we never paid the amounts due.

Executive Compensation, page 18

Employment Contracts, page 19

4.           We note that in response to prior comment 10 you included a revised disclosure about executive compensation, which cross references the corresponding disclosure in your financial statements, Note 8.  However, we also note that in making these revisions to your draft amendment, you did not remove the previous disclosure, resulting in both the former and revised disclosures being preset in your draft amended filing.  Accordingly, we remind you to remove the superseded disclosure, and ensure that all disclosures that have been superseded are similarly removed from your amended filing.

Response.  We have revised our disclosure accordingly.

Financial statements, page F-1

Statement of Changes in Stockholders’ Deficit, page F-4

5.           We see that, in response to prior comment 13, you inserted a line item in this statement to reflect the common stock for loan extensions.  However, as a result of this insertion, the total amount for the “Common Shares” column as of March 31, 2007, does not mathematically agree with the summation of the amounts now presented in this column, and the total for this new line item is not reflected in the “Total” column of the statement.  Further, as a result of these changes, the totals for each of these columns will no longer agree with the corresponding balances reported on your balance sheet.  Accordingly, please amend your filing to correct these inconsistencies.

Response. We note in the draft provided to the SEC that there was a clerical error and the original number of shares issued for services was not appropriately reduced when the additional line was added for shares issued in connection with loan extensions. The ending number of shares remains unchanged and the Statement of Changes in Stockholders’ Deficit has been corrected.

United States Securities and Exchange Commission
December 18, 2007

Note 1 – Summary of Operations and Significant Accounting Policies, page F-6

6.           It appears that you will need to further revise your filing to include  the segment disclosures necessary to comply with the guidance of SFAS 131, as you had provided in your 2006 report.  However, given the disclosure on page F-7 of your 2006 draft amendment, explaining that you ceased oil and gas operations in 2006, it appears that you would also need to present the related activity as discontinued in your 2006 and 2007 (annual and interim) reports to comply with paragraphs 28 and 42 of SFAS 144.  Since this had been shown as a separate segment, we would expect similar revisions in that disclosure.

Response.  Historically, ESSI engaged in different lines of business, which required a segment disclosure to provide information about our business activities. However, operations in our segments declined during the past years and were at minimal levels during our fiscal year 2006. Our segment disclosures were carried forward from previous years primarily for consistency between reporting periods.  However, operations in our business segments, other than our airborne hyperspectral sensor segment, were de minimis for fiscal 2006 and 2007. We believe our focus on hyperspectral sensor activities is supported in both our business discussion and in our Management Discussion and Analysis. During fiscal year 2007, we substantially ceased all operations as our plane was grounded for FAA required maintenance. We omitted segment disclosures in our March 31, 2007 Form 10-KSB because we believed these disclosures would no longer meet the basic objectives set forth in SFAS 131, which include helping users of financial statements to better understand the enterprise’s performance, better assess the enterprises prospects for future net cash flows and make more informed judgments about the enterprise as a whole. Additionally, we believe that adding segment disclosures would be more misleading than helpful because it was indicate to the reader that ESSI operated in multiple businesses when in fact our current operations are centered around our airborne hyperspectral business. To provide a transition for the readers of our financial statements, we included the following information in Note 1.

“In previous years, ESSI engaged in several different business activites including our airborne hyperspectral services, satellite development and oil and gas production business lines. However, our current operations are centered around our airborne hyperspectral business for which we had limited operations during fiscal year 2006.”

As discussed above, operations from our different segments declined over time and were at minimum levels during fiscal year 2006. In our previous response, we noted that our oil and gas properties had been shut in and we no longer derived revenues from this activity. Although this may qualify for discontinued operations, we do not believe that the operations were significant for separate disclosure as discontinued operations. Additionally, we believe the current disclosures provides adequate information about the continuing operations of the company.

7.           We read your responses to prior comments 14 and 15, explaining that you would revise your disclosures to clarify that Petro Probe was your only active subsidiary, and to correctly associate activity with the appropriate fiscal years.  However, upon review of your proposed disclosure, neither of these proposed disclosure revisions has been reflected. We reissue prior comments 14 and 15.

Response.  We have revised appropriate paragraphs to remove the inconsistencies and to reference fiscal periods 2007 and 2006.

Exhibit 23.1

8.           We note that you included a revised version of the consent from your auditors, pertaining to the incorporation-by-reference of their audit opinion along with your periodic report into the Form S-3 that you filed on June 30, 2003, dated July 16, 2007, which coincides with the date you filed your fiscal 2007 Form 10-KSB.   We remind you to obtain an updated consent from your accountants, as required by Item 601(b)(23) of Regulations S-B, and include it  in your amended filing.

Response.  We will include a revised updated consent from our auditors with our amended filing.

United States Securities and Exchange Commission
December 18, 2007

Form 10-KSB/A1 (draft) for the Fiscal Year Ended March 31, 2007

9.           We noted several areas in your draft filing, where you revised disclosure references that pertains to fiscal 2007, rather than the fiscal years 2006 or 2005, which are the years covered by this report.  For example, on the cover page of this 2006 report, you present your 2007 revenues for the line item, “State issuer’s revenues for its most recent fiscal year.” Additionally, in the first and thirteenth paragraphs of Item 1, you disclose information pertaining to fiscal year 2007.  The information disclosed in this filing should related to the most recent fiscal years covered by the report, based on information that was available at the time of the original filing.

Response.  We have revised our disclosures accordingly, deleting references to fiscal 2007 information.

Form 10-QSB/A1 (draft) for the Fiscal Quarter Ended September 30, 2006

Financial Statements, page 3

Notes to Financial Statements, page 6

Note 5 – Restatement, page 6

10.           In the table that reflects the restated consolidated statement of cash flows, the “as reported” net los amount of $1,602,332, does not mathematically agree with the actual amount of net loss originally reported, which amounted to $2,465,453.

Response. In the original filing, the net loss used for the statement of cash flow did not agree to the net loss reported on the income statement. We believe it is appropriate to reflect the actual number reported in the cash flow statement in the “as reported” column.

Controls and Procedures, page 10

11.           We note that you did not comply with prior comment 2, as it relates to disclosure in the draft amendment to your interim report stating there has been “…no significant change in [y]our internal control…that occurred during the period covered by this report.”   We also observed that this similar disclosure in your most recent Form 10-QSB filing, for the fiscal quarter ended June 30, 2007.  We reissue prior comment 2.

Response.   We have revised our disclosures accordingly.

Form 10-QSB/A1 (draft) for the Fiscal Quarter Ended June 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Corporate Focus, page 9

12.           We note in the penultimate paragraph of this section, on page 11, you state, “The payment of approximately $8,216,424 of STDC accounts payable due subcontractors and vendors on the NEMO program is being resolved.”  From prior correspondence with you, and base don your fiscal 2007 Form 10-KSB filing, we understood that the accounts payable associated with this program were extinguished, as a result of the expiration of applicable statutes of limitation.  Please tell us whether these are additional payables in connection with this program, which have not yet been extinguished, or update your disclosure to reflect the most recent accounting activity associated with these liabilites.

United States Securities and Exchange Commission
December 18, 2007

Response.  The sentence “The payment of approximately $8,216,424 of STDC accounts payable due to subcontractors and vendors on the NEMO program is being resolved” was erroneously included. Consequently, this sentences was deleted.

Litigation, page 14

13.           In the last paragraph of this section you state that you had accrued $6,185,101 in rents, interest, and late fees, as of June 30, 2007.  However, this amount does not agree with the corresponding item reflected on your balance sheet, and elsewhere in your filing, which amounts to $6,363,800.  Accordingly, please revise your disclosure to eliminate or explain the reasons for this inconsistency.

Response. Our disclosure has been updated accordingly.

We hope this letter addresses your concerns, and we look forward to working with you to resolve this matter without the need for an administrative hearing.  If you have any questions or further comments, please do not hesitate to contact Ruba Qashu at Richardson & Patel, LLP at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

EARTH SEARCH SCIENCES, INC.

By:	/s/ Larry Vance
Larry Vance
CEO

ATTACHMENTS

1.	Proposed Amendment No.1 to Annual Report on Form 10KSB for the period ended March 31, 2007

2.	Proposed Amendment No.1 to Annual Report on Form 10KSB for the period ended March 31, 2006

3.	Proposed Amendment No. 1 to Quarterly Report on Form 10KSB for the period ended June 30, 2007

4.	Proposed Amendment No. 1 to Quarterly Report on Form 10KSB for the period ended September 30, 2006

5.	Accuprobe Capital Lease Agreement

6.	Accuprobe Settlement Agreement

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-KSB/ Amendemnt No.1

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
for the transaction period from                      to
Commission File Number 000-19566
EARTH SEARCH SCIENCES, INC,
(Name of Small Business Issuer in its charter)

Nevada	870437723
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

306 Stoner Loop Road, #6, Lakeside, Montana	59922
(Address of principal executive offices)	(Zip code)

 Issuer’s telephone number (406) 751-5200
     Securities registered under Section 12(b) of the Exchange Act: None

Title of each class	Name of each exchange on which Registered

Securities registered under Section 12(g) of the Exchange Act:
Common Stock
 (Title of class)

(Title of class)
Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.☑
Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☑  No  ☐
Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No☑
State issuer’s revenues for its most recent fiscal year. $91,429.
State the aggregate market value of the voting and nonvoting common equity held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days. At the closing price of the stock as of May 31, 2007 of $0.24, the approximate aggregate market value of voting stock held by non-affiliates is $6,911,308.
As of June 29, 2007 96,327,473 shares of Common Stock, $.001 par value, of the registrant were issued and outstanding.

PART I

ITEM 1.  BUSINESS

Earth Search Sciences, Inc. (the Company) was incorporated in 1984 under the laws of the state of Utah.

Earth Search Sciences, Inc. has four wholly-owned subsidiaries: Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., Geoprobe, Inc., and STDC, Inc. In addition, there are five majority-owned consolidated subsidiaries: Earth Search Resources, Inc., Eco Probe, Inc., ESSI Probe 1 LC, Petro Probe, Inc. and Terranet, Inc. The 50% owned subsidiary ESSI Probe 1 LC was formed as a joint venture to own and operate hyperspectral instruments. All subsidiaries, excepting Petro Probe, were inactive during the fiscal years ended March 31, 2007 and 2006.

             The Company utilizes an aircraft mounted hyperspectral remote sensing instrument to gather precise geological data from the surface of the Earth. Solar energy is reflected from surface materials and the instrument, called “Probe-1”, captures the data in digital form. The Probe 1 sensor is an imaging spectrometer, specifically a "whiskbroom style" opto-mechanical scanner system that collects data in a cross-track direction by mechanical scanning and in an along-track direction by movement of the airborne platform.  The sensor uses a diffraction grating to direct reflected sunlight onto four detector arrays covering the 400 to 2500 nanometer range of the electromagnetic spectrum. ). In the VNIR and SWIR, the at-sensor radiance is dispersed by four spectrographs onto four detector arrays. Spectral coverage is nearly continuous in these regions with small gaps in the middle of the 1.4 and 1.9 nm atmospheric water bands. In order to avoid geometric distortions in the recorded imagery, the Probe-1 is mounted on a 3 axis, gyro-stabilized mount. Geolocation of nadir pixels is assisted by the recording of aircraft GPS positional data and tagging each scan line with a time that is referenced to the UTC time interrupts from the GPS receiver. Incoming photons build up in the detectors to register as an electronic signal. These correlate to digital counts that indicate the amount of signal coming from the Earth’s surface. The visible wavelength detector array includes a Si detector array operated at ambient temperature, and the near-infrared, and two short wavelength IR arrays incorporate InSb arrays cooled by liquid nitrogen to 77K. Each spectrographic module provides 32 spectral channels. Data are recorded on Exabyte Mammoth tape drives, two of which are installed to provide an on-line storage capacity of up to 80 GB. The Probe 1 sensors currently generate data at approximately 2.5 MB per second.

 Each data set includes what can be described as 128 images, each collected at a different wavelength.  When the data are converted to reflectance, materials on the Earth’s surface can be identified based upon diagnostic absorption features.  This holds true whether the target is rocks and minerals, vegetation, or man-made materials. The detail in hyperspectral reflectance data allows identification – not just detection – of materials. Minerals that are associated with various natural resources can be identified. Vegetation health can be monitored, amounts of woody plant material available for wildfires can be assessed, noxious weeds can be mapped, and detailed post fire burn severity maps can be generated. Conditions concerning water quality – turbidity, etc. can also be mapped. As data processing costs come down, more and more scientists working in different applications are using hyperspectral data as so much more information can be derived about materials on the Earth’s surface.  The spectral data is processed to identify unique spectra in the image. The captured and processed spectra are compared to a library of known material spectra called “digital fingerprints” and the output allows the identification of mineral, compounds and organic matter and the determination of vegetative conditions.

           Minerals identified with the Probe 1 include alunite, kaolinite, dickite, smectite, pyrophyllite, buddingtonite, gypsum, calcite, dolomite, Fe chlorite, Mg chlorite, tremolite, muscovite, illite, goethite, hematite, tourmaline.  Many more are possible.  Detection  may be limited  if there is not  enough of the mineral filling a pixel (perhaps < 5%). The minerals need to be exposed at the surface, so 90-100% vegetation cover precludes identification. Also, minerals exposed but in shadows are difficult to detect. Some mixtures of minerals may be difficult to identify, but skilled interpreters can often do it.  And field checks are helpful in these cases.

           Hyperspectral imaging technology has been used for over 20 years for a variety of applications.  More and more companies are realizing the benefits.  Most recently, the Probe was used to identify mineral anomalies in vegetated terrain in New Mexico. These new targets were field checked and high values of gold and platinum were found.  The field geologist, who had never worked with hyperspectral data before was impressed with the accuracy.  He recommended drilling targets that were discovered using Probe data. An article describing this will be published in an upcoming Special Publication of Economic Geology.

Minerals identified with the Probe 1 include alunite, kaolinite, dickite, smectite, pyrophyllite, buddingtonite, gypsum, calcite, dolomite, Fe chlorite, Mg chlorite, tremolite, muscovite, illite, goethite, hematite, tourmaline.  Many more are possible.
What may limit detection is not enough of the mineral filling a pixel (perhaps < 5%). The minerals need to be exposed at the surface, so 90-100% vegetation cover precludes identification. Also, minerals exposed but in shadows are difficult to detect. Some mixtures of minerals may be difficult to identify, but skilled interpreters can often do it.  And field checks are helpful in these cases.

Hyperspectral imaging technology has been used for over 20 years for a variety of applications.  More and more companies are realizing the benefits.  Most recently, the Probe was used to identify mineral anomalies in vegetated terrain in New Mexico. These new targets were field checked and high values of gold and platinum were found.  The field geologist, who had never worked with hyperspectral data before was impressed with the accuracy.  He recommended drilling targets that were discovered using Probe data. An article describing this will be published in an upcoming Special Publication of Economic Geology.

            Data collected at different times should not hinder identification of materials as long as the sensor is calibrated regularly and the solar signal is strong (we recommend collections with the sun angle being at least 30 degrees). Regarding environmental applications, suitable ones include mapping fuel or oil spills, noxious weeds or other invasive plant species, suspended sediments in water bodies, algae blooms in lakes, etc.  Landsat TM satellite data has been used for decades to map various land cover materials.  Hyperspectral data can identify many more materials than multispectral satellite data so land-use management is optimimized.

Minerals can be identified in the time it takes to collect and analyze the data – perhaps as little as a day or two.  Analysis of reflectance data from instruments such as the Probe have been used to identify minerals remotely, that are impossible to identify in hand sample.  Previously field geologists would send samples that were difficult to absolutely identify to the lab to do chemical or x-ray diffraction analysis. This process takes several days or weeks. Probe reflectance data can identify quickly any mineral with distinctive absorption features. And it has been shown that mineral maps produced from hyperspectral data are more accurate than some produced by geologists in the field, particularly where access is difficult and geologist can’t walk all the ground.  Oil and gas, not being typically exposed at the surface, is typically keyed in on using specific alteration minerals developed by hydrocarbon microseepage or the presence of stressed vegetation.

The Company initially developed the exploration capability of the hyperspectral technology with Noranda Mining Company and its affiliates, all major mineral explorers and producers. Under license the Company provided hyperspectral data to Noranda which processed the raw hyperspectral data and used the resulting product for both its own internal mining exploration purposes as well as to resell (profitably) to other firms. As a result of the license the Company received fees and is due to receive net smelter royalties from new mines established from the program.  Targets were flown in Chile, Peru and the North West Territories in Canada. The results of this contract were featured by Noranda representatives at the 2004 Prospectors & Developers Association of Canada conference. The strategy of participating in this type of license arrangement led to the development of a joint venture approach to marketing the hyperspectral technology.

In mining and hydrocarbon exploration, Probe data has proven useful for mapping minerals related to potentially economic deposits of natural resources.  In particular, it has been used for gold, silver, platinum and copper exploration. Hyperspectral data has been useful for detecting vegetation stress, identifying crops, and mapping noxious weeds. One interesting ecological application is mapping degrees of burn severity after wild fires.  Hyperspectral data allows researchers to provide more detailed burn severity maps to the Forest Service and others.  This important in that information is needed on how effectively areas will recover.  The American Geophysical Conference in December this year will have some papers on this topic.

In its search for joint venture partners who have rights to adequate mineral claims the Company has encouraged the creation of an alliance with two other companies. Phoenix Wyoming Inc., a Colorado private company under the direction of  William Pelton PhD, and Geotechnical Business Solutions, a private Canadian company under the direction of John Gingerich P. Geo. From 1996 to 2002 John Gingerich held the position of Director, Research and Technical Innovation Noranda Inc., Exploration Group. Other positions held in Noranda: 1992 to 1996 Senior Geophysicist Latin America; 1990 to 1992 Senior Geophysicist (Regional) Western Canada and 1987 to 1990 Division Geophysicist. Dr. Pelton has also indicated strong interest for involvement in the oil shale recovery program. Both parties are in position to complete negotiations based on the Company confirming the availability of the data collection aircraft.

Since 1997, the Company has also collected and holds a substantial archive of Probe 1 imagery from Kazakhstan, Australia, British Columbia, Ontario, Quebec, Peru, Chile, Mexico, California, Nevada, Arizona, Idaho, Montana, and Utah.  At the present time the value of this data archive has not been independently appraised nor is the value of this archive reflected in the financial statements. With approximately 200,000 sq. km. of mineral oriented data the Company believes there is a market for the information. This year the company has begun to market the archive.

In the fiscal years 2007 and 2006, the Company’s sensors were operated in the United States and abroad.  Contracts to operate the sensors in the United States as an ecological, mining, agricultural, and hydrocarbon target identification tool produced revenues of $91,429 and $302,901 in fiscal years 2007 and 2006, respectively.  During fiscal year 2006, we also had revenues of $96,841 related to oil and gas activities, which ceased during that same fiscal year.

History

In December, 1985 the Company acquired all of the outstanding shares of common stock of a privately held company known as Earth Search Sciences, Inc. (ESSI), a Utah corporation formed on August 29, 1985.  The Company issued 13,639,600 shares of its common stock in exchange for ESSI's outstanding shares.  This merger was a reverse acquisition and accounted for as a pooling of interests.  Accordingly, the assets and liabilities of the two companies were combined at their recorded net book values.  In August, 1987 the Company changed its name to Earth Search Sciences, Inc. and in November, 1987 ESSI was dissolved. The Company has since re-incorporated in Nevada.

Since 1997, the Company has collected and holds a substantial archive of Probe 1 imagery from Kazakhstan, Australia, British Columbia, Ontario, Quebec, Chile, Mexico, California, Nevada, Arizona, Idaho, Montana, and Utah.  At the present time the value of this data archive has not been independently appraised nor is the value of this archive reflected in the financial statements. However the Company has undertaken a marketing campaign to sell the data to mineral exploration companies and is currently reviewing initial inquiries.

3

In 1999 the Company was approached by the US Navy to participate in a joint venture to acquire ownership of a proposed remote sensing satellite. Under the direction of Office of Naval Research’s (ONR) Naval Space Science and Technology Program Office, the Naval EarthMap Observer (NEMO) satellite would be capable of meeting the hyperspectral and panchromatic needs of many end users with timeliness and spatial resolution improved over existing commercial systems.

The ONR signed an Other Transaction with the Space Technology Development Corporation (STDC) of Arlington, VA to develop NEMO in conjunction with the Defense Advanced Research Projects Agency (DARPA) Dual Use Applications Program (DUAP). DUAP is a joint program of the Army, Navy, Air Force, DARPA, Director Defense Research and Engineering (DDR&E), and the Deputy Under Secretary of Defense for International and Commercial Programs.

Subsequent to March 31, 2002,  STDC received notification from the ONR that it would not extend the agreement further.

The Company believes that the statute of limitations has run with respect to liabilities incurred with sub contractors and vendors on the NEMO program and these amounts are no longer enforceable. The Company recorded  a gain on debt retirement in the amount of $10,132,522 in fiscal 2007.

Corporate Focus

The Company’s mission is to continue to use remote sensing in a variety of exploration, monitoring and exploitation industries around the globe.  Remote sensing includes acquiring, processing and interpreting imagery of the Earth captured from instruments deployed on aircraft or satellites. The advantages of airborne and satellite remote sensing over other methods of gathering visual information are that data can be collected better, faster and cheaper over larger areas including sites inaccessible from the ground.    By collecting data at different times, changes can be detected that may be due to significant natural or man-made processes.  Detection of such changes can assist in environmental/land use management.

With the recent resurgence of the mining industry and the demand for new sources of supply for oil and gas, there is a greater interest in using exploration tools that are faster and more accurate. With its hyperspectral technology the Company plans to take an aggressive role in establishing itself as an active participant in the discovery of new natural resources by creating wholly owned subsidiary companies in key industries, initially mining and oil and gas. These companies will seek joint ventures with partners who can provide  technologies, human and capital resources to synergize with the Company’s assets in order to build active exploration and development programs.

This strategy is intended to produce two valuable results for the Company's shareholders:

1. More demand for the Company's hyperspectral remote sensing services, hence more revenue generation, and

2. Equity positions with fast growth potential in multiple key industries from discoveries of rare natural resources.

Evidence of the interest in this strategy is seen in the Company’s first joint venture in the mining industry (with subsidiary company Geo Probe, Inc.). Another  joint venture is underway in the oil and gas industry (with subsidiary company Petro Probe, Inc). Other joint ventures that are in early stage discussions focus on technology research and development centers, and advanced modular, hyperspectral instrumentation utilizing nanotechnology.

4

Business

As a result of changes in the market for geological remote sensing data, the Company changed its strategy from a service provider to a developer of exploration and exploitation companies focused in the mineral and hydrocarbon sectors.  We will primarily seek  joint venture opportunities with established oil and gas, and other precious mineral mining companies to locate, develop and exlpoit natural reserves throughout the world. Petro Probe, Inc. was formed in November 1993 for the oil & gas industry while Geo Probe, Inc. was formed in October 1993 for mineral exploration.

With its established hyperspectral technology the Company sought joint ventures with partners who could provide technologies, human and capital resources to synergize with the Company's technology. This strategy is intended to lead to the creation of more demand for the Company's hyperspectral remote sensing services.

The  Company  experiences  the  highest  demand for its collection services April  through  October  in the Northern Hemisphere and October through April in the  Southern  Hemisphere.  Contracts are being sought in the following market segments: mining, hydrocarbon, agriculture, ecological and environmental monitoring. Because of the advent of the world-wide recognition for control of global-warming issues, the Company plans to develop an environmentally focused marketing plan to portray the advantages of airborne hyperspectral remote sensing to these market segments.

Subsidiary Companies

Petro Probe, Inc.'s goal is to identify good oil and gas properties through a two part strategy: develop the competitive advantages of its  resource  mapping  capability, with hyperspectral imagery, and combine that mapping capability with conventional hydrocarbon exploration  tools.   Petro Probe’s activity during fiscal 2007 has been to develop the business plans and managerial structure to begin work on the oil shale technology under license. Funding sources have been identified and recognition of the technology by the Department of  Energy (DOE) was obtained. See report published by Office of Petroleum Reserves, U.S. Department of Energy, June 2007, “Profiles of Companies Investing Today to Secure America’s Energy Future”.

Geo Probe, Inc. plans to use the hyperspectral mapping technology to find new mineral  deposits and monitor the environmental impact of active and  past-producing  mines,  mills, smelters, refineries and pipelines.  The  Company's  mapping  agreement  with Noranda Minerals, concluded in 2005, provided  the  ability to develop and prove these new approaches to mineral exploration.  Geo Probe, Inc. has been evaluating joint venture proposals received from a Canadian corporation, a letter of intent for a joint venture from a Chinese and HongKong company, and a joint venture proposal from a to-be-formed Nevada limited liability company.

Eco Probe, Inc. was formed to pursue hyperspectral remote sensing applications in the environmental industry.  The Company has sought to position itself with U.S.  government  agencies  such  as  the Environmental Protection Agency, the Bureau of Land Management and the Office of Surface  Mining  on  setting  up  applications  for  commercial  monitoring  of mineral industries,  forest  inventory and health issues, slope stability assessment and the  spread  of  noxious  weeds.

The Company and Eco Probe, Inc. have performed hyperspectral surveys and research  in  aquatic and vegetation-related projects .  Eco Probe, Inc made three collection between 2000 and 2001 The environmental markets are  vast,  however  the  Company's current lack of resources dictates priority  be  assigned  to  mineral  and  hydrocarbon  exploration.  The subsidiary was inactive during the fiscal year ended June 30, 2007.

The  Company formed Terranet, Inc. to act as a imagery product distribution conduit  and  perform  as  the  Company's  e-commerce content provider. Recognizing  that imagery  collected  today  and yesterday could  be  sold  repeatedly  to  multiple  end users the Company’s subsidiary company, Terranet, completed the copyright design and testing of  a  database  and  internet  centered  marketing  system.  Terranet anticipates new joint venture partners to be available when the hyperspectral industry begins to grow again. The subsidiary was inactive during the fiscal year ended June 30, 2007.

5

The other wholly-owned subsidiaries of the Company, Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., and Space Technology Development Corp.are inactive. The other majority-owned consolidated subsidiaries, Earth Search Resources, Inc. and ESSI Probe 1 LC are inactive.

Fiscal 2007 Significant Projects – Update

To date, terrabyte quantities of imagery have been collected by the Company.  Selected portions of these data tapes are being processed and the imagery is being examined for the presence of mineral properties. The Company is currently working to outsource the processing and interpretation of its archived data in order to quickly expand its commercial offering.

We plan to seek joint venture opportunties with private industry, universities and state and federal agencies to develop, package and deliver competitive advanced technology processed data and airborne mapping products and services.  These include both unsolicited proposals and responses to Requests for Proposals and will be addressed on a prioritized basis. The Company will continue to respond to requests for quotations that it receives.  We believe that these requests for proposals and quotations demonstrate the demand for hyperspectral services and gives reason for the Company to have a positive outlook for the near future.

Competition

The Company has numerous competitors in the remote sensing services (airborne hyperspectral services) and natural resource development industries.  Competition in the remote sensing industry comes from several primary sources, including HyMap, CASI and GER, whose hyperspectral instruments operate within the USA and Ekwan, a new entry from Canada.  Our principal competitors in the natural resource development industry include traditional exploration companies using a variety of other technologies.  Some of our competitors in both remote sensing and natural resource development have substantially greater financial and other resources than the Company.

Employees

As of September 13, 2007 the Company had 4 full-time employees.

Regulation

The sale of our imagery is regulated by the Department of Commerce.  Although the Company (through its acquisition of STDC) has acquired a Department of Commerce (DOC) Remote Sensing License that permits the Company to market globally hyperspectral and panchromatic imagery, there is no guarantee that the government will not impose restrictions on sales if the quality of our imagery increases with new technology that, for example, allows increased resolution.  Because our license was the first issued DOC Remote Sensing License, the Company cannot anticipate how the DOC specifically will treat our license or how the airborne remote sensing industry will be regulated in the future.  In addition, the Department of State regulates the export of advanced technologies to certain nations.  Our services fall within those regulations and we cannot offer our services in those nations without obtaining a license from the Department of State.

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Available Information

            The Securities and Exchange Commission maintains an internet site at http://www.sec.gov that contains reports and financial information filed by the Company.  The Company maintains an internet site at http://www.earthsearch.com that contains information about the Company’s business, markets and technology.  Information on the Company’s internet site is not incorporated by reference in this report.

Seasonal Nature of Business

The Company experiences the highest demand for its collection services April through October in the Northern Hemisphere and October through April in the Southern Hemisphere.

Customers and Geographic Areas of Business

In fiscal 2007, the Company operated its airborne hyperspectral sensors under contracts with third parties in several areas around the United States.  In fiscal 2006 and 2005, the Company’s sensors were operated in the United States and abroad.  Contracts to operate the sensors in the United States as an ecological, mining, agricultural, hydrocarbon, and target identification contributed $91,429 and $302,901, to revenue in fiscal 2007 and 2006 respectively.

ITEM 2.  PROPERTIES

The Company headquarters consist of approximately 1,500 square feet of office space in Lakeside, Montana.

As a 50% member of ESSI Probe I LC, an Idaho limited liability company (“Probe I LC”), the Company owns 50% of the hyper-spectral instrument owned by Probe I LC. The Company shares its ownership with the two other members of ESSI Probe I LC, Arthur W. McClain Trust and Francisco Elmudesi (the “Woodstock members”).  Pursuant to an agreement dated June 3, 1997 (the “Equipment Usage Agreement”), the Company had the right to purchase the hyper-sepctral instrument until June 3, 2007 for the purchase price of $2,250,000.  The Company is in the process of negotiating an extension to the renewal period.

The Company’s data collection aircraft, a 1978 turbo prop Aero Commander, was grounded for maintenance and repairs in the summer of 2006. Both engines needed complete overhauls as well as other FAA required servicing. This interruption in the ability to service hyperspectral clients was detrimental to the Company’s revenues in 2006. The aircraft was expected to be ready for the 2007 season.  The aircraft is currently located in Toledo, Ohio at an aero commander facility, National Flight Services.

ITEM 3.  LEGAL PROCEEDINGS

The Company was in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe.  During the fourth quarter of fiscal 2005, both parties signed a mutual release in which the Company was to return the Probe and the Company would be released of amounts owed to the other party as of the date the Probe is returned.  The Company agreed to return the Probe at the end of August 2005.  As a result, the Company is in default, and based on the terms of the settlement agreement, the Company is obligated to pay significant late fees.  Based on the terms of the settlement agreement, as of March 31, 2007, management estimates the settlement obligation to be $5,434,259 which reflects a 5% late fee imputed each month on the outstanding balance due.  As of March 31, 2007, management has recognized an accrual for the estimated obligation.

In October of 2002, Terranet, Inc. a subsidiary company, received notice of a judgment issued by the Supreme Court of British Columbia in regards to monies owed resulting from a contract with plaintiff Cal Data Ltd., of Vancouver, B.C. The plaintiff alleged that seventy-five thousand dollars was overdue from invoices for services dating from January of 2002 to October, 2002. Management is examining its position and has accrued a $74,603 liability associated with this demand in its financial statements.

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ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5.	MARKET FOR THE REGISTRANT’S COMMON STOCK EQUITY AND RELATED STOCKHOLDER MATTERS

(a)
Principal Market or Markets.  The Company's common stock trades in the over-the-counter market.  The range of reported high and low bid quotations for the Company’s common stock, as set forth below, reflect interdealer bid prices, without retail markups, markdowns, commissions, or adjustments as reported in on the OTCBB and do not represent actual transactions.

Quarter Ended	High	Low

June 30, 2005	.16	.12
September 30, 2005	.07	.06
December 31, 2005	.11	.10
March 31, 2006	.20	.20

June 30, 2006	.36	.32
September 30, 2006	.17	.12
December 31, 2006	.16	.10
March 31, 2007	.30	.26

(b)
Approximate Number of Holders of Common Stock. The number of record owners of the Company's  $.001 par value common stock at March 31, 2007 was approximately 1218.  This does not include shareholders that hold stock in their accounts at brokers/dealers.

(c)
Dividends.  Holders of the Company’s common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors.  No dividends have been paid with respect to the Company's common stock and no dividends are anticipated to be paid in the foreseeable future.

(d)
In the last three years, the Company has made the following sales of unregistered securities, all of which sales were exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) or as otherwise indicated:

Recent Sales of Unregistered Securities
Date	Amount of Securities Sold	Price per Share ($)	Total Cash Proceeds ($)		Date	Amount of Securities Sold	Price per Share ($)	Total Cash Proceeds ($)

4/7/2006	26,029	$0.19	$4,425	(1)	5/3/2006	1,500,000	$0.22	$330,000	(1)
5/16/2006	400,000	$0.18	$72,000	(2)	5/17/2006	13,719	$0.35	$4,390	(1)
6/14/2006	13,813	$0.44	$5,525	(1)	7/6/2006	21,861	$0.36	$7,870	(1)
7/6/2006	375,000	$0.20	$75,000	(2)	8/8/2006	19,643	$0.21	$4,125	(1)
9/1/2006	410,000	$0.21	$123,117	(1)	9/8/2006	33,829	$0.17	$5,751	(1)
10/25/2006	45,682	$0.11	$5,025	(1)	3/13/2007	11,400,000	$0.10	$1,140,000	(1)
3/31/2007	800,000			(3)	3/15/2007	250,000	$0.10	$25,000	(1)
3/16/2007	90,750	$.0.10	$9,075	(1)	3/28/2007	2,500,000	$0.10	$250,000	(2)

(1) Consideration paid for the shares was employee and/or consulting services.
(2) Shares issued for debt consideration.
(3) Consideration paid for Directorship.

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Securities authorized for issuance under Equity Compensation Plans

The following table sets forth certain information on the Company’s Equity Compensation Plans.  See Note 10 to the Notes to Consolidated Financial Statements for additional information on equity compensation including material terms of options granted that have not been approved by security holders.
Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders (1)	-	-	-

Equity compensation plans not approved by security holders (2)	54,593	$442	-

Total	54,593	$442	-

(1)	The Company's stock options and warrants have not been approved by security holders
(2)	Excludes options for 4,000,000 shares issued as part of the acquisition of STDC

ITEM 6.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

Results of Operations

The Company recognized revenue of $91,429 in 2007 compared with $399,742 in 2006. Revenue in 2007 was substantially lower due to the loss or completion and several contracts related to our sensor activities. The Company’s data collection aircraft was grounded in the summer of 2006 due to FAA required maintenance and did not achieve operational status in 2007. Oil and gas revenues during fiscal 2007 and 2006 were $0 and $96,841, respectively. In addition, oil & gas production ceased in fiscal 2006 and all properties impaired.

Provision for loss on impairment of fixed assets was $0 and $27,318 in 2007 and 2006.  General and administrative costs were $5,714,411 in 2007 compared with $1,474,602 in 2006. The increase in general and administrative costs was due primarily to costs associated with capital raising efforts.  In 2007 the Company recognized interest expense of $594,550 compared to $2,297,210 in 2006. The Company recognized net loss from operations of $5,889,080 in fiscal 2007 compared with a net loss from operations of $1,461,954 in fiscal 2006.  The company recognized a net income of $3,648,892 in fiscal 2007 compared with a net loss of $2,189,247 in fiscal 2006.  The increase in income was due to the gain on debt retirement, discussed in Liquidity and Capital Resources, offset by the increase in general and administrative expenses.  The gain (loss) on a per share basis was $0.04 and $(0.03) in fiscal 2007 and 2006.

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The Company indirectly owns interests in seven oil and gas projects through its subsidiary company, Petro Probe, Inc. In 2006, these projects were shut down and fully impaired. No subsequent activity is expected.

On March 23, 2005, we entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease. Under this agreement, we were required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, we would be charged a shipping, handling and disposition fee of $250,000, plus rents, interest and late fees. Interest related to the $250,000 begins accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month.

At March 31, 2006, we had accrued $4,390,016 in debt and interest related to the capital lease of the Probe. Under the settlement agreement, the new liability using the calculations outlined above was $2,820,099 at March 31, 2006. Consequently, we recorded a $1,569,917 gain on debt forgiveness.

Liquidity and Capital Resources

At March 31, 2007, we had $23,182 of cash and cash equivalents and a working capital deficit of $11,951,632. Net cash used in operating activities was $274,632 in 2007.  Net cash used in operating activities was $137,076 in 2006, resulting primarily from payments for salaries and services and changes in current assets and liabilities.

In March 2007, we recorded a $10,132,522 net gain on the settlement of certain debt incurred in connection with a U.S. Government project called Naval Earth Map Observer (NEMO). This agreement was originated on January 21, 1999, however, the NEMO project was subsequently cancelled and all work on the project ceased. At that time, the Company, through its subsidiary Space Technology Development Corporation (STDC), recorded liabilities associated with the subcontract agreements totaling $10,132,522. There is no settlement agreement in place with regards to the subsequent recorded gain and the Company has never paid any of the amounts due. As of March 31, 2007, no significant claims had been filed against the Company, STDC or any the Company subsidiaries related to the NEMO contract. STDC ceased performance in November 2000, so any breach of contract would have occurred over six years ago. The Company believes that action against the Company, STDC or any of its subsidiaries would be barred by the applicable statute of limitations under federal law and the laws of California, Virginia, Maryland and Delaware. Accordingly, we recorded the gain pursuant to SFAS 140.

The Company does not intend to pay cash dividends to the holders of its common stock and intends to retain future earnings to finance the expansion and development of its business.

As shown in the accompanying financial statements, the Company incurred loss from operations of $5,889,080 and $1,461,954 for fiscal 2007 and 2006, respectively, and had an accumulated deficit of $58,234,889 and a working capital deficit of $11,951,632 as of March 31, 2007. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. Management is trying to raise additional capital through sales of stock. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

There can be no assurance that additional capital beyond the amounts currently forecasted by the Company will be required or that any such required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and re-structuring the company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments.

In February 2007, two officers of the Company agreed to loan the Company $500,000, which is evidenced by a promissory note. $170,000 of the net loan proceeds were received in March 2007 and the remaining balance was received in April 2007. The note, along with accrued interest, is due in February 28, 2008 and carries a 15% per annum interest rate, compounded monthly. The note is secured by 10,000,000 share of the Company’s common stock, which becomes payable upon default. In addition, the Company received a $250,000 loan from another shareholder, which was received in April 2007.

Significant Accounting Policies

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company evaluates long-lived assets to determine potential impairment by comparing the carrying amount to the undiscounted estimated future cash flows of the related assets.

The Company issues stock as compensation to employees and outside consultants for services rendered.  These shares are recorded at the fair value of the stock as measured on the date or dates the services were rendered.

Future Operations

The Company is actively researching new exploration and exploitation technologies to complement and integrate with its hyperspectral capabilities.

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Off Balance Sheet Arrangements

None.
General Synfuels International, Inc., (GSI) a Nevada private company, owns the world-wide proprietary rights, patent, technology, construction plans and materials and operational capability  for a gasification process recover the oil and gas from oil shale. Petro Probe, Inc. signed a non-exclusive license agreement with GSI to obtain the use of these rights in Utah, Wymoing and Colorado. PPI will pay a license fee in the amount of $500,000 and will issue to GSI 500,000 shares of PPI Common Stock, $.001 par value per share.  Such fee will be paid in such amounts and at such times as are agreed to in the future by PPI and GSI.  PPI also assigned to GSI an overriding net revenue interest of five and one-half percent (5½%) of the hydrocarbonaceous products produced by PPI, payable quarterly.

PPI is examining various oil shale sites in Colorado and Utah for a test plant. Five acres of premium oil shale land is sought. The test plant is budgeted for approximately $2.75 million as a first stage development cost. This will prove the technology. The second and third stages will cost approximately $8 million more at which time the plant could operate at full capacity.  All development costs will be paid for by PPI.

In its search for new complementing technologies, PPI is pursuing an alliance with two other companies in oil shale R&D. Independent Energy Partners, Inc. (IEP) and Phoenix Wyoming Inc., (PWI) both Colorado private companies, have their own non-competing technologies for application in oil shale recovery processes. One is based on micro-wave technology while the other is an adaptation of fuel cell energy.  IEP owns the exclusive rights to a broad, patented Geothermic Fuel CellTM (GFC) method.  (US Patent No. 6,684,948 B1-Apparatus and Method for Healing Subterranean Formations Using Fuel Cells). To economically produce oil and natural gas from unconventional resources such as oil shale, while producing electricity as a byproduct.  IEP also has acquired the mineral property in Rio Blanco County, Colorado on some of the riches "Mahogany Zone" oil shale property in the world, holding an estimated 1.4-2.4 billion barrels of oil. PWI owns certain proprietary intellectual property and methods designed to bring the advantages of microwave technology to an oil shale borehole.

The company believes that this alliance may be beneficial to the Company because:

1)	The risk of successful commercial development will be shared.
2)	Investment funds should be easier to attract.
3)	Permitting, licensing, insurance and lease costs can be shared.
4)	Infrastructure and equipment for processing the oil shale products can be shared.
5)	The marketing and sale of the oil shale products can be shared.
6)	Innovative ideas, market intelligence and competitor intelligence can be shared.
7)
Oil shale test sites can be shared, and additional oil shale land can more readily be obtained by the alliance, because an alliance of three technology companies is more likely to successfully develop the oil shale land than a single company working alone.

Discussions with IEP and PWI continue.  The Company cannot assure you that it will be able to enter any alliance with either or both of IEP and PWI or that if it is able to enter such an alliance, it will be on terms acceptable to the Company.

The Company has a development agreement  with Intellisense Corporation LLC,  to design and construct a third generation hyperspectral instrument design. The new instrumentation would allow for faster, less expensive and more precise data collection. The instrument will be based on US Patent No. 7,239,378, Platform based imaging system, granted on July 3, 2007 to the Company's CEO, Larry Vance. The capability to design and maintain new technologies is key to the Company’s success in future operations. It will be a vital component to allow continuing exploration and exploitation of the Earth’s natural resources

Risk Factors That Could Affect Liquidity, Operating Results And Market Price Of Stock

Risks Related to Our Industry

11

Competitive pressures may adversely affect our operating revenues.  The Company has numerous competitors in the remote sensing services (airborne hyperspectral services) and natural resource development industries.  Competition in the remote sensing industry comes from several primary sources, including HyMap, CASI and GER, whose hyperspectral instruments operate within the USA and Ekwan, a new entry from Canada.  Our principal competitors in the natural resource development industry include traditional exploration companies using a variety of other technologies.  Some of our competitors in both remote sensing and natural resource development have substantially greater financial and other resources than the Company.  Competitive pressures in either industry may materially adversely affect our operating revenues and in turn, our business and financial condition.

The Company may need to expend significant capital to keep pace with technological developments in our industry.  The remote sensing industry, as well as the computing industry’s processing of the raw data, is constantly undergoing development and change and it is likely that new technology, whether embodied in new equipment or techniques, will be introduced in the future.  In order to keep pace with any new developments, the Company is planning to expend significant capital to develop or acquire the next level of developments in new remote sensing equipment and to train our employees in the new techniques.  The Company is pursuing financing to develop additional remote sensing instruments; however, we may not be able to raise sufficient funds, and if the Company does so, there is no guaranty that the new instruments will out perform instruments used by our competitors.  In addition, the Company’s ability to raise needed capital may be influenced by general economic conditions and the strength of capital markets. To ensure its ability to continue operations the Company will undergo a re-organization to include a stock re-structuring.

The Company may incur significant expenses to comply with new or more stringent governmental regulation.  The sale of our imagery is regulated by the Department of Commerce.  Although the Company (through its acquisition of STDC) has acquired a Department of Commerce (DOC) Remote Sensing License that permits the Company to market globally hyperspectral and panchromatic imagery, there is no guarantee that the government will not impose restrictions on sales if the quality of our imagery increases with new technology that, for example, allows increased resolution.  Because our license was the first issued DOC Remote Sensing License, the Company cannot anticipate how the DOC specifically will treat our license or how the airborne remote sensing industry will be regulated in the future.

Risks Related to Our Business

The Company may not realize our anticipated return on capital commitments made to expand our capabilities.  The Company purchased an aircraft, additional satellite and an airborne hyperspectral instrument, as well as oil and gas property rights.  The aircraft and airborne hyperspectral instrument were purchased to increase our capacity to conduct airborne surveys.  If the Company does not experience continued demand for our remote sensing services, the Company may incur significant expense without generating corresponding revenues.  The oil and gas property rights were acquired in order to exploit suspected natural resources located within certain properties.  If these properties do not contain sufficient natural resources to warrant exploitation, the Company may incur significant expenses without generating corresponding revenues.  There are were no prospects for new oil and gas contracts from existing properties in fiscal 2007.

In addition, from time to time, the Company expects to make significant capital expenditures to implement new processes and to increase both efficiency and capacity.  Some of these projects may require additional training for our employees and not all projects may be implemented as anticipated.  If any of these projects do not achieve the anticipated increase in efficiency or capacity, our returns on these capital expenditures may not be as expected.

Our ability to grow is dependent upon, and may be limited by, among other things, our capital structure, the price of our stock and our existing financing arrangements.  If additional funding sources are needed, the Company may not be able to obtain the additional capital necessary to pursue our internal growth and acquisition strategy or, if the Company can obtain additional financing, the additional financing may not be on financial terms that are satisfactory to us.

12

The Company’s database of spectral information may not be marketable or may not garner a price, which makes processing or analyzing the data economically reasonable.  The Company has a substantial archive of Probe 1 hyperspectral imagery that was not gathered under contract with a client.  From time to time, the Company continues to gather hyperspectral imagery without having sold the rights to that data.  The collection process requires variable as well as fixed expenditures that must be recouped though marketing the collected data.  Although we do not carry the value of our existing Probe 1 hyperspectral archives as an asset on our balance sheet, the future success of the Company depends to some extent upon our ability to market this archived data.

Cancellations, reductions or delays in customer orders may adversely affect our results of operations.  Our overall operating results are affected by many factors, including the timing of survey contracts from large clients, the timing of capital expenditures to increase our capacity for gathering data in anticipation of future sales of products and services, and the weather which can affect whether or not a customers target of interest can be collected at a certain stage of vegetal growth.  Although a large portion of our expenses are fixed; a significant portion of our operational expenses vary with the number of airborne surveys.  Because several of our subsidiaries are new businesses and have not obtained long-term commitments from our clients, we must anticipate the future demand for our services based upon our discussions with clients.  Cancellations, reductions or delays in orders by a client or group of clients could have a material adverse effect on our business, financial condition and results of operations.

The unavailability of skilled personnel may have an adverse effect on our operations.  From time to time, the Company or some of our subsidiaries may experience difficulties in attracting and retaining skilled personnel to process and interpret the substantial volume of imagery data that is already collected or is expected to be collected in the future.  The Company’s ability to operate successfully could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel to conduct our business.

Outlook

This Report on Form 10-KSB, including the foregoing discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other reports hereafter filed by the Company with the Securities and Exchange Commission may contain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.    All statements other than statements of historical fact the Company makes in this Report on Form 10-KSB and such other reports filed with the Securities and Exchange Commission are forward-looking.  In particular, statements regarding industry prospects, future sales by, or revenues of the Company, and the Company’s future results of operations or financial position are forward-looking statements.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions identify forward-looking statements.  The Company may not meet the expectations disclosed in our forward-looking statements and investors should not place undue reliance on those statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including those set forth above under the heading “Risk Factors that could Affect Liquidity, Operating Results and Market Price of Stock” and elsewhere in this Report.  The Company disclaims any obligation to update any forward-looking statements.

ITEM 7.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by this Item are included on pages F-1 to F-21 of this Report.

13

ITEM 8.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 10, 2003, the Board of Directors of the Company dismissed the Company's accountants, Grant Thornton, LLP.  Grant Thornton LLP served as the Company's auditor beginning with the fiscal year ended March 31, 2001. The Board of Directors has appointed Malone & Bailey, PC as the Company’s auditor for the year ended March 31, 2003. They remain as the Company’s current auditors. Malone & Bailey’s office is located at 2925 Briarpark, Suite 930 Houston, TX 77042.

During the fiscal year ended March 31, 2007, and through June 30, 2007, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

ITEM 8A.	CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms or to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.   Specifically, our auditors identified adjustments related to several accounting entries concerning cutoff in accounts payable in the amount of $27,927, to adjust the fair value calculations related to stock issued for services in the amount of $673,078, to record imputed interest on related party debt in the amount of $93,155, to correct errors related to interest expense on certain of our outstanding debt in the amount of $19,167, and to correct the entries related to our settlement obligation due to our failure to return the Hyperspectral Probe in the amount of $803,770. These errors, and corresponding adjustments, resulted from error due to lack of experience of the Company’s Chief Financial Officer, acting as the Company’s bookkeeper. To strengthen our controls, we have retained the services of an outside consultant to assist with quarterly and annual reviews of our accounting data. All adjustments identified above were recorded in our consolidated financial statements as of  March 31, 2007 and for each interim period reported on Form 10-QSB.  These deficiencies have been reported to our Board of Directors and we intend to improve and strengthen our controls and procedures.

No change in the Company's internal control over financial reporting occurred during the Company's fourth fiscal quarter of fiscal 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 8B.	OTHER INFORMATION

None.

14

PART III

ITEM 9.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSON AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and Nasdaq.  Officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.  Based solely on our review of copies of the Section 16(a) reports filed for the fiscal year ended March 31, 2007, we believe that all filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth certain information with respect to the executive officers of the Company for fiscal 2007 to the present.

Name	Age	Position

Larry F. Vance	72	Chairman and Chief Executive Officer

Tami J Story	44	Director Secretary/Treasurer/Director

(1)	Effective April, 1985, Mr. Vance was appointed as Chief Executive Officer of the Company.
(2)	Effective April, 1993, Ms. Story was appointed as Secretary and Treasurer of the Company.

Certain additional information concerning the individuals named above is set forth below.  This information is based on information furnished to us by each individual noted.

Larry F. Vance served as Chief Executive Officer of the Company from April 1985.  Since April 8, 1995, Mr. Vance has served as Chairman of the Company.  Mr. Vance is also a director of the Company and has been a full-time employee of the Company since 1985.  Mr. Vance’s training is in business and marketing. He served in a management capacity for the 3M companies, IBM, and Computer Usage Corporation prior to founding the Company.

Tami J. Story, Secretary, Treasurer and Director

Tami J. Story served in an administrative support capacity for the Company from 1991 until April 1993.  Since April 1993, Ms. Story has served as Secretary and Treasurer of the Company.  Ms. Story also serves as a director of the Company.  Ms. Story holds a degree with a major in Nursing and a minor in Business Administration.

15

FAMILY RELATIONSHIPS.

There are no family relationships between or among the directors, executive officers or persons nominated or charged by us to become directors or executive officers.

INVOLVEMENT IN LEGAL PROCEEDINGS.

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director or executive officer of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

CODE OF ETHICS.

The Company has adopted a code of ethics.  The Company will provide to any person without charge, upon request, a copy of its code of ethics upon written request to our corporate headquarters or request emailed to earthsrch@aol.com.

AUDIT COMMITTEE.

The regulations of the SEC and OTC Bulletin Board do not mandate that the Company establish of any particular committees, and the Company does not have an Audit Committee.  Our Board of Directors has the responsibility for establishing broad corporate policies and for overseeing our overall performance. Members of the Board are kept informed of our business activities through discussions with the Chief Executive Officer and other officers, by reviewing analyses and reports sent to them, and by participating in Board and committee meetings. Our bylaws provide that each of the directors serves for a term that extends to the next Annual Meeting of Shareholders of the Company.

ITEM 10.  EXECUTIVE COMPENSATION

The following executive compensation disclosure reflects all compensation awarded to, earned by or paid to the executive offices below for the fiscal years ended March 31, 2007, 2006 and 2005.  The following table summarizes all compensation for fiscal year 2007 received by our Chief Executive Officer and Secretary and Treasurer.  Salary was the only compsnation paid to the Company's executive officers duing the last three fiscal years.

Name and Principal Position	Fiscal Year	Salary ($)	Total ($)
Larry Vance/Chairman (1)	2007	160,000	160,000
	2006	160,000	160,000
	2005	160,000	160,000
Tami J. Story/Secretary and	2007	80,000	80,000
Treasurer (1)	2006	80,000	80,000
	2005	80,000	80,000

(1) Salary was deferred unless cash flow allowed payment.

16

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
			Number of securities underlying unexercised options at FY-End	Value of Unexercised In-the Money Options at FY-End ($)
Name	Shares Acquired on Exercise	Value Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable
Larry Vance	-	-	2,500,000/0	(1)%
			1,000,000/0	(2)%
			1,000,000/0	(3)%
			0/1,000,000	(4)%
			0/1,000,000	(5)%
			0/1,000,000	(6)%
Tami Story	-	-	750,000/0	(1)%
			0/1,000,000	(4)%
			0/1,000,000	(5)%
			0/1,000,000	(6) Exercisable

(1) Exercise prices $0.21 per share.

(2) Exercise prices $0.50 per share.
(3) Exercise prices $1.00 per share.
(4) Exercise prices $1.50 per share.
(5) Exercise prices $2.00 per share.
(6) Exercise prices $2.50 per share.

Employment Contracts

In October 28, 2000, the Company entered into an employment agreement with Mr. Larry Vance.  Pursuant to the agreement, the Company will pay Mr. Vance an annual salary of $160,000.  In the event of termination of Mr. Vance without cause or due to a change in control, the Company will pay Mr. Vance two years of annual salary.  Mr. Vance’s options and vesting criteria are described above and in Note 8 to the attached consolidated financial statements.

On October 28, 2000, the Company entered into an employment agreement with Ms. Tami Story.  Pursuant to the agreement, the Company will pay Ms. Story an annual salary of $80,000.  In the event of termination of Ms. Story without cause or due to a change in control, the Company will pay Ms. Story two years of annual salary.  Ms. Story ’s options and vesting criteria are described above and in Note 8 to the attached consolidated financial statements.

ITEM 11.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding ownership of the Company’s Common Stock as of March 31, 2007 by each person known by the Company to own beneficially more than five percent of the Common Stock and by all directors and officers and as a group:

Name and address of beneficial owner	Amount and nature of beneficial ownership (1)	Percent of class
Larry Vance	55,060,644 (2)	74%
P.O. Box 763
Lakeside, MT 59922

Tami Story	12,469,714	16%
P.O. Box 763
Lakeside, MT 59901

All directors and officers	67,530,358	90%

___________________________
(1)  All shares are held directly with sole voting and investment power unless otherwise indicated.
(2)  Includes 4,439 shares held by Universal Search Technology, a private company owned by Mr. Vance.

ITEM 12.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTORS INDEPENDENCE

In February 2007, Larry Vance and Tami Story, officers of the Company, agreed to loan the Company $500,000. $170,000 of the net loan proceeds were received in March 2007 and the balance was received April 2007. The loan, along with accrued interest, is due February 26, 2008 and carries a 15% annual interest rate, compounded monthly. The loan is secured by 10,000,000 shares of the Company's common stock.
None of our directors are independent, as determined under the rules of the NASDAQ Stock Market.

17

ITEM 13.  EXHIBITS

2.1
Agreement and Plan of Merger by and among Earth Search Sciences, Inc., ESS Acquisition Corp., Space Technology Development Corporation and the shareholders of Space Technology Development Corporation, dated December 21, 1999 (Incorporated by reference to Exhibit 2.1 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

3.1	Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 to the Registrant's Forms 10-K for the fiscal years ended March 31, 1995 and March 31, 1996).

3.2	Bylaws (Incorporated by reference to Exhibit 3.2 to the Registrants’ Form 10-K for the fiscal year ended March 31, 1995).

4.1	See exhibits 3.1 and 3.2.

10.1
Memorandum of Understanding between the Registrant and Applied Signal and Imaging Technology, Inc. dated May 27, 1996 (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-K for fiscal year ended March 31, 1996).

10.2
Contract of Sale and Leaseback dated June 10, 1997 between Registrant and Accuprobe, Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.3	Operating Agreement of ESSI Probe1 LC, dated June 3, 1997 (Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.4
Hyperspectral Technology License Agreement between Earth Search Sciences, Inc. and Noranda Mining and Exploration, Inc. made as of December 16, 1997  (Incorporated by reference to the Registrant’s for 8-K filed on February 6, 1998).

18

10.5
Agreement between the Office of Naval Research and Space Technology Development Corporation Agreement for NAVY EARTHMAP OBSERVER (NEMO) dated December 10, 1997 (Incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.6
Sales Contract between Science Applications International Corp. and Space Technology Development Corp. Dated: 30 March 1998, Contract No.: STDC-98-NEMO-0003 (Incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.7
Sales Contract between Science Applications International Corp. and Space Technology Development Corp. Dated: 30 March 1998, Contract No.: STDC-98-NEMO-004 (Incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.8
Sales Contract between Space Systems/Loral (SS/L) and Space Technology Development Corporation (STDC). Dated 21 January 1999, Contract Number: STDC-98-NEMO-0001 (Incorporated by reference to Exhibit 10.8 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.9
Sales Contract between Litton Systems, Inc., Amecom Division (Litton Amecom) and Space Technology Development Corp. (STDC). Date 29 October 1998, Contract Number: STDC-98-NEMO-0009 (Incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.10
Common Stock Purchase Agreement between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. Dated May 23, 2001. (Incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.11
Registration Rights Agreement between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. Dated May 23, 2001. (Incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.12
Common Stock Purchase Warrant A between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. Dated May 23, 2001.  (Incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.13
Common Stock Purchase Warrant B between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. Dated May 23, 2001.  (Incorporated by reference to Exhibit 10.13 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.14	Larry F. Vance employment agreement (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.15	John W. Peel employment agreement (Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.16	Rory J. Stevens employment agreement (Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

19

10.17	Tami J. Story employment agreement (Incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.18	John J. Sciuto employment agreement (Incorporated by reference to Exhibit 10.18 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.19
Unrestricted License Agreement for Recovery of Products from Oil Shale bgetween GENERAL SYNSFUELS INTERNATIONAL and PETRO PROBE, INC. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

10.20
Multi-platform HyperSpectral imaging "Micro Sectrometer" Development Proposal Number 05080901.  (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

10.21	Promissory Note due February 2008, dated February 2007. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

10.22	Equipment Usage Agreement dated June 3, 1997, filed herewith.

16.1
Consent of Independent accountants re Registration Statement on Form No. S-1 (No. 333-66100). (Incorporated by reference to Exhibit 16.1 to the Registrant’s form 10-K for fiscal year ended March 31, 2004).

16.2
Statement under oath of Principal Executive Officer and Principal Financial Officer regarding facts and circumstances relating to exchange act filings.  Incorporated by reference to Exhibit 16.2 to the Registrant’s form 10-K for fiscal year ended March 31, 2004

21.1.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1.1 to the Registrant's Form 10-K for fiscal year ended March 31, 2000)

23.1	Consent of Malone & Bailey, filed herewith

31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith

31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith

32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C Section 1350, filed herewith

32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, filed herewith

ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees, including reimbursements for expenses, for professional audit services rendered by Malone & Bailey for the audits of our annual financial statements and interim reviews of our quarterly financial statements for the years ended March 31, 2007 and March 31, 2006 and fees billed for other services rendered by Malone & Bailey during those periods.

	Fiscal 2007	Fiscal 2006
Audit Fees (1)	$50,000	$44,000
Audit Related Fees (2)	$0	$0
Tax Fees (3)	$0	$0
All Other Fees (4)	$0	$0
Total	$50,000	$44,000

20

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EARTH SEARCH SCIENCES, INC.

By
Larry F. Vance
Chief Executive Officer
Date:

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title

Chairman, Chief Executive Officer and Director
Larry F. Vance
Date:

Corporate Secretary, Treasurer and Director
Tami J. Story
Date:

21

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors
    Earth Search Sciences, Inc.
    Lakeside, Montana

We have audited the accompanying consolidated balance sheet of Earth Search Sciences, Inc. as of March 31, 2007, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the two years then ended. These financial statements are the responsibility of Earth Search's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Earth Search Sciences Inc., as of March 31, 2007, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Earth Search will continue as a going concern. Earth Search incurred losses from operations of $5,889,080 and $1,461,954 for fiscal 2007 and 2006, respectively and has an accumulated deficit of $58,234,889 and a working capital deficit of $11,951,632 as of March 31, 2007. These factors, among others, as discussed in Note 2 to the financial statements; raise substantial doubt about Earth Search's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Malone & Bailey, PC
Houston, Texas
www.malone-bailey.com
July 16, 2007, except for Note 10, as to which the date is September 10, 2007.

F-1

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED BALANCE SHEET
March 31, 2007

ASSETS

Current assets:
Cash	$23,182
Accounts receivable	132
Loan costs, net of $199,998 accumulated amortization	28,225
Total current assets	51,539

Property and equipment, net of $832,208 accumulated depreciation	309,944
TOTAL ASSETS	$361,483

LIABILITIES

Current liabilities:
Accounts payable	$1,151,437
Accrued expenses	733,917
Accrued officers’ compensation	1,082,317
Notes payable - current portion	902,287
Settlement obligation	5,434,259
Stockholder loans	2,698,954
Total current liabilities	12,003,171

Notes payable less current portion	369,820
Total liabilities	12,372,991

Commitments and contingencies	-

STOCKHOLDERS’ DEFICIT

Series A preferred stock; 200,000 shares authorized, none
issued and outstanding; liquidation preference $1,000,000	-
Common stock, $.001 par value; 200,000,000 shares
authorized; 96,327,473 shares issued and outstanding	96,328
Additional paid-in capital	46,577,053
Treasury stock	(200,000)
Subscription receivable	(250,000)
Accumulated deficit	(58,234,889)
Total stockholders’ deficit	(12,011,508)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$361,483

See accompanying summary of accounting policies
and notes to financial statements.
F-2

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended March 31, 2007 and 2006

	2007	2006

Revenues	$91,429	$399,742

Operating expenses
General and administrative	5,714,411	1,474,602
Bad debt expense	22,819	20,130
Depreciation, amortization and depletion	243,279	339,646
Impairment	-	27,318

Total expenses	5,980,509	1,861,696

Loss from operations	(5,889,080)	(1,461,954)

Other income (expense)
Gain on debt retirement	10,132,522	1,569,917
Interest expense	(594,550)	(2,297,210)

Net income (loss)	$3,648,892	$(2,189,247)

Basic and diluted:
Income (loss) per share	$0.04	$(0.03)
Weighted average common shares outstanding	81,385,420	76,280,791

See accompanying summary of accounting policies
and notes to financial statements.
F-3

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
Years Ended March 31, 2007 and 2006

			Additional
	Common	Stock	Paid-in	Treasury	Subscription	Accumulated
	Shares	Amount	Capital	Stock	Receivable	Deficit	Total
Balances at March 31, 2005	72,762,836	$72,762	$42,518,196	$(200,000)	-	$(59,694,534)	$(17,303,576)

Issuance of common stock for cash	250,000	250	62,250				62,500

Issuance of common stock for debt	106,667	107	9,493				9,600

Issuance of common stock for services rendered	4,224,639	4,225	672,854				677,079

Issuance of common stock for loan extension	353,500	354	123,372				123,726

Warrants for loan extension	-	-	92,494				92,494

Warrants for services	-	-	17,182				17,182

Net loss						(2,189,247)	(2,189,247)

Balances at March 31, 2006	77,697,642	$77,698	$43,495,841	$(200,000)	-	$(61,883,781)	$(18,510,242)

Issuance of common stock for loan and interest conversion	375,000	375	74,625				75,000

Shares issues under subscription receivable	2,500,000	2,500	247,500		(250,000)		-

Issuance of common stock for services rendered	14,554,831	14,555	2,475,132				2,561,687

Issuance of common stock for loan extension	400,000	400	71,600

Issuance of common stock for Directorship	800,000	800	119,200				120,000

Imputed interest	-	-	93,155				93,155

Net loss	-	-				3,648,892	3,648,892

Balances at March 31, 2007	96,327,473	$96,328	$46,577,053	$(200,000)	$(250,000)	$(58,234,889)	$(12,011,508)

See accompanying summary of accounting policies
and notes to financial statements.

F-4

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$3,648,892	$(2,189,247)
Adjustments to reconcile net loss to
cash used in operating activities:
Common stock issued for services
and interest expense	2,681,687	677,079
Warrants issued for services	-	17,182
Common stock issued for debt	-	9,600
Depreciation, amortization and depletion	243,279	339,645
Asset impairment	-	27,318
Gain on debt retirement	(10,132,522)	(1,569,917)
Imputed interest	93,155	-
Bad debt	22,819	20,130

Changes in assets and liabilities:
Accounts receivable	(5,980)	27,801
Accounts payable –related party	147,445	-
Accounts payable and accrued expenses	2,786,593	2,263,333
Accrued officers compensation	240,000	240,000
NET CASH USED IN OPERATING ACTIVITIES	(274,632)	(137,076)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(1,086)	(5,246)
NET CASH USED IN INVESTING ACTIVITIES	(1,086)	(5,246)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stockholder loans, net	258,000	370,745
Proceeds for the sale of common stock	-	62,500
Payment for loan extension	-	(62,000)
Repayments on notes payable	-	(197,200)
NET CASH PROVIDED BY FINANCING ACTIVITIES	258,000	174,045
NET CHANGE IN CASH	(17,718)	31,723
CASH AT BEGINNING OF PERIOD	40,900	9,177
CASH AT END OF PERIOD	$23,182	$40,900

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$-	$-
Taxes paid	-	-

Non-cash financing and investing activities:
Common Stock issued for loan extension	$72,000	$123,726
Common Stock issued for debt repayment	75,000	-
Warrants for loan extension	-	92,494

See accompanying summary of accounting policies
and notes to financial statements.

F-5

EARTH SEARCH SCIENCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Earth Search Sciences, Inc. (referred to herein as the "Company" or 'ESSP") collects high value hyperspectral imagery of the Earth's surface utilizing its proprietary hyperspectral imaging sensor, principally in North America.  This imagery is either sold to end users via contracts to collect the information or collected for ESSI's own exploration purposes. ESSI also performs a range of imagery processing services. Information collected by the sensor has applications in natural resources development, environmental monitoring and remediation, wildlife habitat monitoring, hydrocarbon exploration and development, agricultural assessment and planning, including weed species identification, land use planning, forestry monitoring and planning, homeland security and target identification for defense surveillance.

ESSI has four wholly-owned subsidiaries: Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., Geoprobe, Inc., and STDC, Inc.  In addition, there are five majority-owned consolidated subsidiaries:  Earth Search Resources, Inc., Eco Probe, Inc., ESSI Probe 1 LC, Petro Probe, Inc. and Terranet, Inc.

All of these subsidiaries are inactive except Petro Probe, which has minimal operating activity.

The majority-owned Petro Probe, Inc. was formed to identify and develop hydrocarbon properties by utilizing ESSI's hyperspectral instruments, hydrocarbon geologists, and imagery processors.

In fiscal 2007 and 2006, ESSI operated its airborne hyperspectral sensors under contracts with third parties in several areas around the United States. Contracts to operate the sensors in the United States as an ecological, agricultural, hydrocarbon, and target identification contributed approximately $91,429 and $302,901 to revenue in fiscal 2007 and 2006, respectively.

In previous years, ESSI engaged in several different business activites including our airborne hyperspectral services, satellite development and oil and gas production business lines. However, our current operations are centered around our airborne hyperspectral business for which we had limited operations during fiscal year 2006.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of ESSI and its subsidiaries. All significant intercompany transactions have been eliminated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

ESSI considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

ACCOUNTS RECEIVABLE

ESSI uses the allowance method of accounting for doubtful accounts. The year-end balance is based on historical collections and management’s review of the current status of existing receivables and estimate as to their collectibility.  Bad debt expense is recognized based on management’s estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts.

F-6

As of March 31, 2007, the amounts carried in accounts receivable were considered by management to be collectible in full.  As a result, there was no allowance for doubtful accounts for the year ended March 31, 2007.

FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate their carrying amounts in the financial statements.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. ESSI recognizes depreciation on its property and equipment using the straight-line method over estimated useful lives ranging from five years for computers and software, vehicles and equipment to ten years for the two hyperspectral sensors.

Major repairs or replacements of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

OIL AND GAS PROPERTIES

ESSI uses the successful efforts method to account for its oil and gas properties.  Costs incurred for property acquisition, exploration, and drilling related to its oil and gas properties are capitalized. Once the project is completed, and, if oil or gas is located, costs capitalized to date on the specific project are amortized under the unit-of-production method as revenue is recognized.  Capitalized costs for unsuccessful projects are expensed when that determination is made.

Based on the agreements for the working interests in oil and gas properties, ESSI will proportionately share in future revenues as well as future operating and drilling costs.  Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance.

Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method.

We account for asset retirement obligations in accordance with the provisions of SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires ESSI to record the fair value of an asset retirement obligation as a liability in the period in which it incurs the legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction development, and/or normal use of the assets. At March 31, 2007, the fair value of the oil and gas properties’ site restoration costs are insignificant. Consequently, there is no accrual at March 31, 2007.

During fiscal years 2006 and 2007, oil and gas activity was minimal and all producing wells were closed and fully imaired as of March 31, 2006.  In addition, the amount retirement obligation related to related to their properties is minimal.

REVENUE RECOGNITION

ESSI recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.  This typically happens when services are rendered under contracts for airborne hyperspectral services and imaging processing services.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. ESSI evaluates long-lived assets to determine potential impairment by comparing the carrying amount to the undiscounted estimated future cash flows of the related assets. In Fiscal 2006 ESSI incurred unsuccessful oil and gas properties write-offs of $27,318. Due to the uneconomical nature of the well at March 31, 2006, it was not feasible to estimate future cash flows to be provided by ESSI’s long-lived assets, therefore the assets were fully impaired.

F-7

INCOME TAXES

ESSI recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered.  ESSI provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

MINORITY INTEREST

Losses from subsidiaries with minority interest are allocated to the minority interest liability account based on the percentage of minority interest ownership.  Once losses applicable to the minority interest in the subsidiary exceed the minority interest in the equity capital of the subsidiary, then no additional losses will be allocated to the minority interest liability account.

NET LOSS PER COMMON SHARE

Net loss per common share has been computed based on the weighted average number of ESSI's common shares outstanding.  Common stock equivalents have not been considered in the diluted net loss per share calculation because their effect on net loss per share is anti-dilutive.

STOCK-BASED COMPENSATION

ESSI issues stock as compensation to employees and outside consultants for services provided to the company.  These shares are recorded at the fair value of the stock as measured on the date or dates the service was provided.

For the years ended March 31, 2007 and 2006, ESSI had no stock option issuances.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ESSI does not expect the adoption of any recently issued accounting pronouncements to have a significant impact on its financial position, results of operations or cash flows.

F-8

NOTE 2 - GOING CONCERN

As shown in the accompanying financial statements, ESSI incurred losses from operations of $5,889,080 and $1,461,954 for fiscal 2007 and 2006, respectively and has an accumulated deficit of $58,234,889 and a working capital deficit of $11,951,632 as of March 31, 2007. These conditions raise substantial doubt as to ESSI’s ability to continue as a going concern. Management is trying to raise additional capital through sales of stock. The financial statements do not include any adjustments that might be necessary if ESSI is unable to continue as a going concern.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at March 31, 2007:

	Life	Amount
Aircraft	10	$925,795
Equipment	5	216,357
		1,142,152
Less: accumulated depreciation		(832,208)
Property and equipment, net		$309,944

Depreciation expense totaled $104,935 and $104,223 in fiscal 2007 and 2006, respectively.

NOTE 4 - NOTES PAYABLE

Notes payable consists of the following at March 31, 2007:

Installment note payable with a balloon due September 15, 2006, secured by ESSI’s assets, with interest at 15%, due in monthly installments of $18,042	$836,618

Installment note payable secured by producing oil and gas property, with interest at 15%, due in monthly installments of $6,929	367,824

Other	67,665

Less: current portion	(902,287)
Total	$369,820

F-9

NOTE 5 - STOCKHOLDER LOANS

ESSI has financed its operations in part by funds received from advances by shareholders. These advances are in the form of unsecured promissory notes and bear interest at rates ranging from 8% to 10%. As of March 31, 2007, stockholder loans totaled $2,698,954 including interest accrued on such advances of $935,060.

NOTE 6 - ACCRUED OFFICERS' COMPENSATION

Accrued compensation consists of the cumulative unpaid compensation due to corporate officers (Chairman, Chief Executive Officer, Chief Financial Officer and Secretary). ESSI recorded officer compensation, accrued payroll taxes and accrued interest of $321,852 and $385,991 during fiscal 2007 and 2006, and included these amounts in general and administrative expenses. ESSI is accruing interest on the accrued compensation balances at a rate of 8.5%, compounded quarterly. ESSI is making full salary payments to these officers as cash flow allows.

On March 7, 2005, two officers signed releases of deferred compensation and accrued interest totaling $1,657,507. This transaction was considered a contribution to capital.

NOTE 7 - INCOME TAXES

ESSI recorded no provision for income taxes in fiscal 2007 and 2006 due to the operating losses incurred from inception to date.

The tax effect of temporary differences between financial reporting and the tax bases of assets and liabilities relate to the following:

At March 31, 2007, deferred tax assets consisted of the following:

Deferred tax assets
Net operating losses	$5,200,000
Less: valuation allowance	(5,200,000)
Net deferred tax asset	$-

The cumulative net operating loss carry-forward is approximately $14,850,000 at March 31, 2007, and will expire in the years 2015 through 2027. The deferred tax asset has been fully reserved because ESSI is unable to anticipate future taxable income to realize the potential benefits of the gross deferred tax asset.

The annual amount of tax loss carryforward, which can be utilized, may be limited due to the substantial changes in the company's ownership as defined by section 382 of the Internal Revenue Code, which may occur in the future.  Such limitations could result in the expiration of a part or all of the loss carryforwards before their utilization.

NOTE 8 - OFFICER AND DIRECTOR STOCK OPTIONS

In August 1997, the Board of Directors granted performance based options to ESSI's Chairman, President and Chief Executive Officer to each purchase 12,500 shares of ESSI's stock at exercise prices ranging from $200 per share to $1,000 per share and to ESSI's Secretary to purchase 2,500 shares of ESSI's stock at an exercise price of $200 per share. All of these performance based stock options are exercisable for a period of 24 months from the date of vesting.  The options will be deemed vested for each individual if that individual is employed by ESSI on the first date on which the closing market price of ESSI's common stock equals or exceeds the price per share performance targets for 30 consecutive days. The specific vesting criteria for these options are described below:

F-10

When and if the closing market price of common stock equals or exceeds each of the following prices $0.50, $1.00, $1.50, $2.00 and $2.50 per share for 30 consecutive days, each of the three individuals shall become fully vested with an option to purchase 1,000,000 shares of common stock for each milestone at a price equal to the milestone price of $0.50, $1.00, $1.50, $2.00 and $2.50 per share, exercisable for a period of 24 months from the date of vesting.

During fiscal 2001, the Board of Directors approved performance based bonuses in the form of options to ESSI’s officers.  The specific vesting criteria for these options are described below:

10% of options shall be considered vested and bonused as paid in full shares for past services to ESSI; 15% of all options shall become vested and paid in full when ESSI is successful in obtaining a commitment from a strategic partner, financial institution, reputable investment banker or other source in raising capital sufficient to fund the NEMO program (shut down in 2002 - see Note 5); 20% vested and paid in full when successful in raising gross capital of at least $6,000,000; 20% vested and paid in full when successful in raising gross capital of at least $30,000,000; 20% vested and paid in full when successful in raising gross capital of at least $100,000,000; and 15% vested and paid in full in the event the NEMO program is successfully funded.

For the years ended March 31, 2007 and 2006, there were no option granted.

The following table summarizes the employee stock option transactions described above.

	Shares under	Weighted-average
	option	exercise price
Balance, March 31, 2005	54,593	$442
Options granted	--	--
Options cancelled	--	--
Options exercised	--	--
Balance, March 31, 2006	54,593	$442
Options granted	--	--
Options cancelled	--	--
Options exercised	--	--
Balance, March 31, 2007	54,593	$442

Options outstanding and exercisable as of March 31, 2007:

	- - Outstanding - -		Exercisable
	Number	Remaining	Number
Exercise Price	of Shares	Life	of Shares
$20	625	1 year	625
28	375	1 year	375
56	906	.5 year	906
56	312	1 year	312
60	875	.5 year	875
84	12,500	1 year	12,500
140	875	.5 year	875
200	8,750	1 years	8,750
400	6,875	1 years	6,875
600	7,500	1 years	7,500
800	7,500	1 years	7,500
1,000	7,500	1 years	7,500
	54,593		54,593

F-11

NOTE 9 – STOCK TRANSACTIONS

COMMON STOCK:

During fiscal 2006, ESSI issued:

•	250,000 shares of stock for $62,500 in cash.

•	4,224,639 shares of stock valued at $677,079 to various individuals for services rendered.

•	106,667 shares of stock valued at $9,600 for debt.

•	353,500 shares of stock valued at $123,726 for a six-month loan extension to December 31, 2005.

•
350,000 warrants valued at $92,494. The warrants are immediately exercisable at $0.50 at the holder's option for one year from the grant date, April 5, 2005. The warrants were valued using the Black Scholes model with volatility of 209% and a discount rate of 2%.

•
100,000 warrants valued at $17,182. The warrants were issued to consultants for services. 50,000 warrants are exercisable at $0.50 and 50,000 are exercisable at $0.25. The warrants are immediately exercisable at the holder's option for one year from the grant date, June 22, 2005. The warrants were valued using the Black Scholes model with volatility of 209% and a discount rate of 2%.

During fiscal 2007, ESSI issued:

•	14,954,831 shares of stock valued at $2,561,687 to various individuals for services rendered.

•	375,000 shares of stock valued at $75,000 for loan and interest conversion.

•	800,000 shares of stock valued at $120,000 for directors compensation.

F-12

NOTE 10 –FORGIVENESS OF DEBT

On March 23, 2005, we entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease. Under this agreement, we were required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, we would be charged a shipping, handling and disposition fee of $250,000, plus rents, interest and late fees. Interest related to the $250,000 begins accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month.

At March 31, 2006, we had accrued $4,390,016 in debt and interest related to the capital lease of the Probe. Under the settlement agreement, the new liability using the calculations outlined above was $2,820,099 at March 31, 2006. Consequently, we recorded a $1,569,917 gain on debt forgiveness.

In March 2007, we recorded a $10,132,522 net gain on the settlement of certain debt incurred in connection with a U.S. Government project called Naval Earth Map Observer (NEMO). This agreement was originated on January 21, 1999, however, the NEMO project was subsequently cancelled and all work on the project ceased. At that time, ESSI, through its subsidiary Space Technology Development Corporation (STDC), recorded liabilities associated with the subcontract agreements totaling $10,132,522. As of March 31, 2007, no significant claims had been filed against ESSI, STDC or any ESSI subsidiaries related to the NEMO contract. STDC ceased performance in November 2000, so any breach of contract would have occurred over six years ago.  Action against ESSI, STDC or any ESSI subsidiary would be barred by the applicable statute of limitations under federal law and the laws of California, Virginia, Maryland and Delaware. Accordingly, we recognized  the gain pursuant to SFAS 140.

NOTE 11 - COMMITMENT AND CONTINGENCIES

ESSI was in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe. During the fourth quarter of fiscal 2005, both parties signed a mutual release in which ESSI was to return the Probe and ESSI would be released of amounts owed to the other party as of the date the Probe is returned. ESSI agreed to return the Probe at the end of August 2005; however, as of the end of fiscal 2006, ESSI has not returned the Probe. As a result, ESSI is in default, and based on the terms of the settlement agreement, ESSI is obligated to pay significant late fees. Based on the terms of the settlement agreement, as of March 31, 2007, management estimates the settlement obligation to be $5,434,259 which reflects a 5% late fee imputed each month on the outstanding balance due. As of March 31, 2007, management has recognized an accrual for the estimated obligation.

In October of 2002, Terranet, Inc. a subsidiary of ESSI, received notice of a judgment issued by the Supreme Court of British Columbia in regards to monies owed resulting from a contract with plaintiff Cal Data Ltd., of Vancouver, B.C. The plaintiff alleged that seventy-five thousand dollars was overdue from invoices for services dating from January of 2002 to October, 2002. Management is examining its position and has accrued a $74,603 liability associated with this demand in its financial statements.

NOTE 12 - SUBSEQUENT EVENTS

In February 2007, two officers of the Company agreed to loan ESSI $500,000, which is evidenced by a promissory note.  $170,000 of the net loan proceeds were received in March 2007 and the remaining balance was received in April 2007.  The note, along with accrued interest, is due in February 28, 2008 and carries a 15% per annum interest rate, compounded monthly.  The note is secured by 10,000,000 share of ESSI common stock, which becomes payable upon default.  In addition, ESSI received a $250,000 loan from another shareholder, which was received in April 2007.

F-13

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-KSB/Amendment No. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM TO

COMMISSION FILE NUMBER 000-19566

EARTH SEARCH SCIENCES, INC,
(Name of Small Business Issuer in its charter)

Utah	870437723
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

306 Stoner Loop Road, #6, Lakeside, Montana	59922
(Address of principal executive offices)	(Zip code)

Issuer's telephone number (406) 751-5200

Securities registered under Section 12(b)
of the Exchange Act: None

Title of each class	Name of each exchange on which Registered

Securities registered under Section 12(g) of the Exchange Act:
Common Stock
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.  ☒

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒   No  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐   No  ☒

State issuer's revenues for its most recent fiscal year. $399,742.

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days. At the closing price of the stock as of March 31, 2006 of $0.20, the approximate aggregate market value of voting stock held by non-affiliates is $2,194,000.

As of March 31, 2006, 77,697,642 shares of Common Stock, $.001 par value, of the registrant were issued and outstanding.

PART I

ITEM 1.	BUSINESS

Earth Search Sciences, Inc. has four wholly-owned subsidiaries: Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., Geoprobe, Inc., and STDC, Inc. In addition, there are five majority-owned consolidated subsidiaries: Earth Search Resources, Inc., Eco Probe, Inc., ESSI Probe 1 LC, Petro Probe, Inc. and Terranet, Inc. The 50% owned subsidiary ESSI Probe 1 LC was formed as a joint venture to own and operate hyperspectral instruments. All subsidiaries, excepting Petro Probe, were inactive during the fiscal year ended March 31, 2006.

The Company utilizes an aircraft mounted hyperspectral remote sensing instrument to gather precise geological data from the surface of the Earth. Solar energy is reflected from surface materials and the instrument, called “Probe-1”, captures the data in digital form. The Probe 1 sensor is an imaging spectrometer, specifically a "whiskbroom style" opto-mechanical scanner system that collects data in a cross-track direction by mechanical scanning and in an along-track direction by movement of the airborne platform.  The sensor uses a diffraction grating to direct reflected sunlight onto four detector arrays covering the 400 to 2500 nanometer range of the electromagnetic spectrum. ). In the VNIR and SWIR, the at-sensor radiance is dispersed by four spectrographs onto four detector arrays. Spectral coverage is nearly continuous in these regions with small gaps in the middle of the 1.4 and 1.9 nm atmospheric water bands. In order to avoid geometric distortions in the recorded imagery, the Probe-1 is mounted on a 3 axis, gyro-stabilized mount. Geolocation of nadir pixels is assisted by the recording of aircraft GPS positional data and tagging each scan line with a time that is referenced to the UTC time interrupts from the GPS receiver. Incoming photons build up in the detectors to register as an electronic signal. These correlate to digital counts that indicate the amount of signal coming from the Earth’s surface. The visible wavelength detector array includes a Si detector array operated at ambient temperature, and the near-infrared, and two short wavelength IR arrays incorporate InSb arrays cooled by liquid nitrogen to 77K. Each spectrographic module provides 32 spectral channels. Data are recorded on Exabyte Mammoth tape drives, two of which are installed to provide an on-line storage capacity of up to 80 GB. The Probe 1 sensors currently generate data at approximately 2.5 MB per second.

Each data set includes what can be described as 128 images, each collected at a different wavelength.  When the data are converted to reflectance, materials on the Earth’s surface can be identified based upon diagnostic absorption features.  This holds true whether the target is rocks and minerals, vegetation, or man-made materials. The detail in hyperspectral reflectance data allows identification – not just detection – of materials. Minerals that are associated with various natural resources can be identified. Vegetation health can be monitored, amounts of woody plant material available for wildfires can be assessed, noxious weeds can be mapped, and detailed post fire burn severity maps can be generated. Conditions concerning water quality – turbidity, etc. can also be mapped. As data processing costs come down, more and more scientists working in different applications are using hyperspectral data as so much more information can be derived about materials on the Earth’s surface.  The spectral data is processed to identify unique spectra in the image. The captured and processed spectra are compared to a library of known material spectra called “digital fingerprints” and the output allows the identification of mineral, compounds and organic matter and the determination of vegetative conditions.

Minerals identified with the Probe 1 include alunite, kaolinite, dickite, smectite, pyrophyllite, buddingtonite, gypsum, calcite, dolomite, Fe chlorite, Mg chlorite, tremolite, muscovite, illite, goethite, hematite, tourmaline.  Many more are possible.  Detection  may be limited  if there is not  enough of the mineral filling a pixel (perhaps < 5%). The minerals need to be exposed at the surface, so 90-100% vegetation cover precludes identification. Also, minerals exposed but in shadows are difficult to detect. Some mixtures of minerals may be difficult to identify, but skilled interpreters can often do it.  And field checks are helpful in these cases.

Hyperspectral imaging technology has been used for over 20 years for a variety of applications.  More and more companies are realizing the benefits.  Most recently, the Probe was used to identify mineral anomalies in vegetated terrain in New Mexico. These new targets were field checked and high values of gold and platinum were found.  The field geologist, who had never worked with hyperspectral data before was impressed with the accuracy.  He recommended drilling targets that were discovered using Probe data. An article describing this will be published in an upcoming Special Publication of Economic Geology.

Minerals identified with the Probe 1 include alunite, kaolinite, dickite, smectite, pyrophyllite, buddingtonite, gypsum, calcite, dolomite, Fe chlorite, Mg chlorite, tremolite, muscovite, illite, goethite, hematite, tourmaline.  Many more are possible.  What may limit detection is not enough of the mineral filling a pixel (perhaps < 5%). The minerals need to be exposed at the surface, so 90-100% vegetation cover precludes identification. Also, minerals exposed but in shadows are difficult to detect. Some mixtures of minerals may be difficult to identify, but skilled interpreters can often do it.  And field checks are helpful in these cases.  Hyperspectral imaging technology has been used for over 20 years for a variety of applications.  More and more companies are realizing the benefits.  Most recently, the Probe was used to identify mineral anomalies in vegetated terrain in New Mexico. These new targets were field checked and high values of gold and platinum were found.  The field geologist, who had never worked with hyperspectral data before was impressed with the accuracy.  He recommended drilling targets that were discovered using Probe data. An article describing this will be published in an upcoming Special Publication of Economic Geology.

Data collected at different times should not hinder identification of materials as long as the sensor is calibrated regularly and the solar signal is strong (we recommend collections with the sun angle being at least 30 degrees). Regarding environmental applications, suitable ones include mapping fuel or oil spills, noxious weeds or other invasive plant species, suspended sediments in water bodies, algae blooms in lakes, etc.  Landsat TM satellite data has been used for decades to map various land cover materials.  Hyperspectral data can identify many more materials than multispectral satellite data so land-use management is optimimized.

Minerals can be identified in the time it takes to collect and analyze the data – perhaps as little as a day or two.  Analysis of reflectance data from instruments such as the Probe have been used to identify minerals remotely, that are impossible to identify in hand sample.  Previously field geologists would send samples that were difficult to absolutely identify to the lab to do chemical or x-ray diffraction analysis. This process takes several days or weeks. Probe reflectance data can identify quickly any mineral with distinctive absorption features. And it has been shown that mineral maps produced from hyperspectral data are more accurate than some produced by geologists in the field, particularly where access is difficult and geologist can’t walk all the ground.  Oil and gas, not being typically exposed at the surface, is typically keyed in on using specific alteration minerals developed by hydrocarbon microseepage or the presence of stressed vegetation.

The Company initially developed the exploration capability of the hyperspectral technology with Noranda Mining Company and its affiliates, all major mineral explorers and producers. Under license the Company provided hyperspectral data to Noranda which processed the raw hyperspectral data and used the resulting product for both its own internal mining exploration purposes as well as to resell (profitably) to other firms. As a result of the license the Company received fees and is due to receive net smelter royalties from new mines established from the program.  Targets were flown in Chile, Peru and the North West Territories in Canada. The results of this contract were featured by Noranda representatives at the 2004 Prospectors & Developers Association of Canada conference. The strategy of participating in this type of license arrangement led to the development of a joint venture approach to marketing the hyperspectral technology.

In mining and hydrocarbon exploration, Probe data has proven useful for mapping minerals related to potentially economic deposits of natural resources.  In particular, it has been used for gold, silver, platinum and copper exploration. Hyperspectral data has been useful for detecting vegetation stress, identifying crops, and mapping noxious weeds. One interesting ecological application is mapping degrees of burn severity after wild fires.  Hyperspectral data allows researchers to provide more detailed burn severity maps to the Forest Service and others.  This important in that information is needed on how effectively areas will recover.  The American Geophysical Conference in December this year will have some papers on this topic.

In its search for joint venture partners who have rights to adequate mineral claims the Company has encouraged the creation of an alliance with two other companies. Phoenix Wyoming Inc., a Colorado private company under the direction of  William Pelton PhD, and Geotechnical Business Solutions, a private Canadian company under the direction of John Gingerich P. Geo. From 1996 to 2002 John Gingerich held the position of Director, Research and Technical Innovation Noranda Inc., Exploration Group. Other positions held in Noranda: 1992 to 1996 Senior Geophysicist Latin America; 1990 to 1992 Senior Geophysicist (Regional) Western Canada and 1987 to 1990 Division Geophysicist. Dr. Pelton has also indicated strong interest for involvement in the oil shale recovery program. Both parties are in position to complete negotiations based on the Company confirming the availability of the data collection aircraft.

Since 1997, the Company has also collected and holds a substantial archive of Probe 1 imagery from Kazakhstan, Australia, British Columbia, Ontario, Quebec, Peru, Chile, Mexico, California, Nevada, Arizona, Idaho, Montana, and Utah.  At the present time the value of this data archive has not been independently appraised nor is the value of this archive reflected in the financial statements. With approximately 200,000 sq. km. of mineral oriented data the Company believes there is a market for the information. This year the company has begun to market the archive.

In the fiscal year 2006, the Company’s sensors were operated in the United States and abroad.  Contracts to operate the sensors in the United States as an ecological, mining, agricultural, and hydrocarbon target identification tool produced revenues of $302,901 in fiscal year 2006, respectively.  During fiscal year 2006, we also had revenues of $96,841 related to oil and gas activities, which ceased during that same fiscal year.

History

In December, 1985 the Company acquired all of the outstanding shares of common stock of a privately held company known as Earth Search Sciences, Inc. (ESSI), a Utah corporation formed on August 29, 1985.  The Company issued 13,639,600 shares of its common stock in exchange for ESSI's outstanding shares.  This merger was a reverse acquisition and accounted for as a pooling of interests.  Accordingly, the assets and liabilities of the two companies were combined at their recorded net book values.  In August, 1987 the Company changed its name to Earth Search Sciences, Inc. and in November, 1987 ESSI was dissolved. The Company has since re-incorporated in Nevada.

Since 1997, the Company has collected and holds a substantial archive of Probe 1 imagery from Kazakhstan, Australia, British Columbia, Ontario, Quebec, Chile, Mexico, California, Nevada, Arizona, Idaho, Montana, and Utah.  At the present time the value of this data archive has not been independently appraised nor is the value of this archive reflected in the financial statements. However the Company has undertaken a marketing campaign to sell the data to mineral exploration companies and is currently reviewing initial inquiries.

In 1999 the Company was approached by the US Navy to participate in a joint venture to acquire ownership of a proposed remote sensing satellite. Under the direction of Office of Naval Research’s (ONR) Naval Space Science and Technology Program Office, the Naval EarthMap Observer (NEMO) satellite would be capable of meeting the hyperspectral and panchromatic needs of many end users with timeliness and spatial resolution improved over existing commercial systems.

The ONR signed an Other Transaction with the Space Technology Development Corporation (STDC) of Arlington, VA to develop NEMO in conjunction with the Defense Advanced Research Projects Agency (DARPA) Dual Use Applications Program (DUAP). DUAP is a joint program of the Army, Navy, Air Force, DARPA, Director Defense Research and Engineering (DDR&E), and the Deputy Under Secretary of Defense for International and Commercial Programs.

Subsequent to March 31, 2002,  STDC received notification from the ONR that it would not extend the agreement further.

The Company believes that the statute of limitations has run with respect to liabilities incurred with sub contractors and vendors on the NEMO program and these amounts are no longer enforceable.

Corporate Focus

The Company’s mission is to continue to use remote sensing in a variety of exploration, monitoring and exploitation industries around the globe.  Remote sensing includes acquiring, processing and interpreting imagery of the Earth captured from instruments deployed on aircraft or satellites. The advantages of airborne and satellite remote sensing over other methods of gathering visual information are that data can be collected better, faster and cheaper over larger areas including sites inaccessible from the ground.    By collecting data at different times, changes can be detected that may be due to significant natural or man-made processes.  Detection of such changes can assist in environmental/land use management.

With the recent resurgence of the mining industry and the demand for new sources of supply for oil and gas, there is a greater interest in using exploration tools that are faster and more accurate. With its hyperspectral technology the Company plans to take an aggressive role in establishing itself as an active participant in the discovery of new natural resources by creating wholly owned subsidiary companies in key industries, initially mining and oil and gas. These companies will seek joint ventures with partners who can provide  technologies, human and capital resources to synergize with the Company’s assets in order to build active exploration and development programs.

This strategy is intended to produce two valuable results for the Company’s shareholders:

1. More demand for the Company's hyperspectral remote sensing services, hence more revenue generation, and
2. Equity positions with fast growth potential in multiple key industries from discoveries of rare natural resources.

Evidence of the interest in this strategy is seen in the Company’s first joint venture in the mining industry (with subsidiary company Geo Probe, Inc.). Another  joint venture is underway in the oil and gas industry (with subsidiary company Petro Probe, Inc). Other joint ventures that are in early stage discussions focus on technology research and development centers, and advanced modular, hyperspectral instrumentation utilizing nanotechnology.

Business  Segment  Information

Included  in  the  attached  financial  statements  is  business  segment information  and  financial  information about geographic areas for the Company.

Employees

As  of  March 31,  2006  the  Company  had  4  full-time  employees.

Available  Information

The  Securities  and  Exchange  Commission  maintains  an  internet site at http://www.sec.gov  that contains reports and financial information filed by the Company.  The  Company  maintains an internet site at http://www.earthsearch.com that  contains information about the Company's business, markets and technology.

Seasonal  Nature  of  Business

The  Company  experiences  the  highest  demand for its collection services April  through  October  in the Northern Hemisphere and October through April in the  Southern  Hemisphere.

Customers  and  Geographic  Areas  of  Business

In  fiscal  2006,  the  Company operated its airborne hyperspectral sensors under contracts with third parties in several areas around the United States. In fiscal  2005  and 2004, the Company's sensors were operated in the United States and  abroad.  Contracts  to  operate  the  sensors  in  the  United States as an ecological,  mining,  agricultural,  hydrocarbon,  and  target  identification contributed  approximately $302,901, $192,297 and $258,843, to revenue in fiscal 2006,  2005,  and  2004,  respectively.  During fiscal year 2006, we also had revenues of $96,841 related to oil and gas activities, which ceased during that same fiscal year.

ITEM 2.	PROPERTIES

The  Company  headquarters  consist  of  approximately 1,500 square feet of office  space  in  Lakeside,  Montana.  All  other office obligations have been cancelled.

As a 50% member of ESSI Probe I LC, an Idaho limited liability company (“Probe I LC”), the Company owns 50% of the hyper-spectral instrument owned by Probe I LC. The Company shares its ownership with the two other members of the Company, the Arthur W. McClain Trust and Francisco Elmudesi (the “Woodstock members”).  Pursuant to an agreement dated June 3, 1997 (the “Equipment Usage Agreement”), the Company had the right to purchase the hyper-sepctral instrument until June 3, 2007 for the purchase price of $2,250,000.  The Company is in the process of negotiating an extension to the renewal period.

The Company’s data collection aircraft, a 1978 turbo prop Aero Commander, was grounded for maintenance and repairs in the summer of 2006. Both engines needed complete overhauls as well as other FAA required servicing. This interruption in the ability to service hyperspectral clients was detrimental to the Company’s revenues in 2006. The aircraft was expected to be ready for the 2007 season.  The aircraft is currently located in Toledo, Ohio at an aero commander facility, National Flight Services.

In  addition,  the  Company  owns  working  interests  in seven oil and gas properties.  (See  Note  4  to  the Notes to Consolidated Financial Statements).

ITEM 3.	LEGAL PROCEEDINGS

ESSI was in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe.  During the fourth quarter of fiscal 2005, both parties signed a mutual release in which ESSI was to return the Probe and ESSI would be released of amounts owed to the other party as of the date the Probe is returned.  The mutual release also requires the other party to return a computer and related software belonging to ESSI in exchange for the Probe.  ESSI agreed to return the Probe at the end of August 2005; however, as of the end of fiscal 2006, ESSI had not returned the Probe because the other party has not delivered the computer and related software belonging to ESSI.  As a result, ESSI is in default, and based on the terms of the settlement agreement, ESSI is obligated to pay significant late fees.  Based on the terms of the settlement agreement, as of March 31, 2006, management estimates the settlement obligation to be $2,820,099 which reflects a 5% late fee imputed each month on the outstanding balance due.  As of March 31, 2006, management has recognized an accrual for the estimated obligation.

In October of 2002, Terranet, Inc. a subsidiary company, received notice of a judgment issued by the Supreme Court of British Columbia in regards to monies owed resulting from a contract with plaintiff Cal Data Ltd., of Vancouver, B.C. The plaintiff alleged that seventy-five thousand dollars was overdue from invoices for services dating from January of 2002 to October, 2002. Management is examining its position and has accrued a $74.603 liability associated with this demand in its financial statements.

Except as described above, to the knowledge of our executive officers and directors, neither we nor our subsidiaries are party to any legal proceeding or litigation and none of our property is the subject of a pending legal proceeding and our executive officers and directors know of no other threatened or contemplated legal proceedings or litigation.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable

PART  II

ITEM 5.	MARKET FOR THE REGISTRANT'S COMMON STOCK EQUITY AND RELATED STOCKHOLDER MATTERS

(a)
Principal  Market  or  Markets.  The  Company's common stock trades in the  over-the-counter  market.  The range of reported high and low bid quotations for the Company's common stock, as set forth below, reflect interdealer  bid  prices,  without  retail  markups,  markdowns, commissions,  or  adjustments  as reported in the NASDAQ "pink sheets" and  do  not  represent  actual  transactions.

Quarter Ended	High	Low

June 30, 2004	.01	.01
September 30, 2004	.01	.01
December 31, 2004	.01	.01
March 31, 2005	.40	.30

June 30, 2005	.16	.12
September 30, 2005	.07	.06
December 31, 2005	.11	.10
March 31, 2006	.20	.20

(b)
Approximate  Number  of  Holders  of  Common  Stock.  The  number  of record  owners  of the Company's $.001 par value common stock at March 31,  2006  was approximately 1,212. This does not include shareholders that  hold  stock  in  their  accounts  at  brokers/dealers.

(c)
Dividends.  Holders  of  the  Company's  common  stock are entitled to receive  such  dividends  as may be declared by the Company's Board of Directors.  No  dividends have been paid with respect to the Company's common  stock  and  no  dividends  are  anticipated  to be paid in the foreseeable  future.

(d)
In the  last  three  years,  the  Company has made the following sales of  unregistered  securities,  all of which sales were exempt from the registration  requirements  of the Securities Act of 1933, as amended, pursuant  to  Section  4(2)  or  as  otherwise  indicated:

RECENT SALES OF UNREGISTERED SECURITIES (1)

DATE	AMOUNT OF SECURITIES SOLD	PRICE PER SHARE ($)	TOTAL CASH PROCEEDS ($)		DATE	AMOUNT OF SECURITIES SOLD	PRICE PER SHARE ($)	TOTAL CASH PROCEEDS ($)

4/6/05	353,500			(2)	4/7/05	75,000			(2)
4/8/05	85,210			(2)	4/29/05	250,000	$0.25	$62,500
5/19/05	100,000			(2)	5/25/05	800,000			(3)
6/23/05	47,102			(1)	7/22/05	75,000			(1)
9/20/05	484,125			(1)	9/27/05	87,500			(1)
11/9/05	337,083			(1)	12/7/05	281,667			(1)
1/30/06	1,600,000			(1)	3/3/06	130,048			(1)
3/6/06	28,571			(1)

(1)	Consideration paid for the shares was employee and/or consulting services.
(2)	Shares issued for debt consideration.
(3)	Consideration paid for Directorship.

Securities authorized for issuance under Equity Compensation Plans

The following table sets forth certain information on the Company's Equity Compensation Plans.  See Note 10 to the Notes to Consolidated Financial Statements for additional information on equity compensation including material terms of options granted that have not been approved by security holders.

Plan category	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)

Equity compensation plans approved by security holders (1)	-	-	-

Equity compensation plans not approved by security holders (2)	54,593	$442	-

Total	54,593	$442	-

(1)	The Company's stock options and warrants have not been approved by security holders
(2)	Excludes options for 4,000,000 shares issued as part of the acquisition of STDC

Securities authorized for private placement issuance under subsidiary companies

The subsidiary companies of Terranet, Inc. Petro Probe, Inc. and Eco Probe, Inc have issued shares of common stock to private placement investors, all of which were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to acquisition of the securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

ITEM 6.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth certain selected financial data for each of the last five fiscal years with respect to the Company and is qualified in its entirety by reference to the Company's audited financial statements and notes thereto.

	As of or for the fiscal year ended
	2006	2005	2004	2003	2002

Operating revenue	$399,742	$415,702	$516,490	$786,208	$5,044,498
Net loss	(2,189,247)	(5,185,527)	(4,188,650)	(5,354,184)	(16,797,081)
Net loss per common share	(0.03)	(0.94)	(0.02)	(0.03)	(0.11)
Total assets	638,233	665,940	1,233,573	4,091,566	7,096,591
Long-term obligations	349,303	367,373	4,286,233	4,700,365	4,687,895
Stockholders' (deficit) equity	(18,510,242)	(17,303,576)	(18,690,393)	(14,879,965)	(11,310,331)
Cash dividends declared	-	-	-	-	-

Financial comparisons will be made between the fiscal years ended March 31, 2006  and  2005.

Results  of  Operations

The  Company  recognized revenue of $399,742 in 2006 compared with $415,702 in  2005.

Provision for loss on impairment of fixed assets was $27,318 and $386,628 in 2006 and 2005. General and administrative costs were $1,474,602 in 2006 compared with $4,443,170 in 2005.

Interest income in 2006 was $0 compared to $0 in 2005. In 2006 the Company recognized interest expense of $2,297,210 compared to $659,180 in 2005.

In 2006, the Company recorded minority interest in losses of consolidated subsidiaries of $0 compared to $0 in 2005. ESSI Probe 1 LC minority interest loss for a full year of operations was $0 in 2006 and 2005.

The Company recognized a net loss of $2,189,247 in fiscal 2006 compared with a net lose of $5,185,527 in 2005. The loss on a per share basis was $0.03 and $0.94 in fiscal 2006 and 2005.

On March 23, 2005, the Company entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease.  Under this agreement, the Company is required to return the Probe on or before August 31, 2005.  In the event that the Probe is not returned, the Company is charged a shipping, handling and disposition fee of $250,000.  Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%.  In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000.  Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly.  After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month.

At March 31, 2006, the Company has accrued $4,390,016 in debt interest related to the capital lease of the Probe.  Under the settlement agreement, the new liability using calculations outlined above was $2,820,099 at March 31, 2006.  Consequently, the Company recorded a $1,569,917 gain on debt forgiveness.

Liquidity  and  Capital  Resources

Net  cash used in operating activities was $137,076 in 2006.  Net cash used in  operating  activities was $38,872 in 2005, resulting primarily from payments for  salaries  and  services  and  changes  in  current  assets and liabilities.

At  March 31, 2006, the Company had cash of $40,900 and a  working  deficit  of  $18,574,732.

The  Company  does  not  intend to pay cash dividends to the holders of its common  stock and intends to retain future earnings to finance the expansion and development  of  its  business.

The Company, through its subsidiary Space Technology Development Corporation (“STDC”)  incurred $8,216,424 in liabilities due to vendors and subcontractors related to the Navy Earthmap Observer (“NEMO”) project with the Office of Naval Research, US Navy (“ONR”), which was terminated in 2003. Based on the Company’s liquidity, the Company has been unable to settle these liabilities. However, the Company has not received any claims or notifications related to these liabilities. The Company and outside legal counsel are reviewing the statutes of limitation to assess the enforceability of these liabilities.

The Company believes that funds generated from its operations, together with future borrowings and the equity line will allow the Company to meet current cash requirements, the failure of which would require ceasing operations.

Our current cash on hand at March 31, 2006, would not be adequate to fund our operations for more than a short period of time if we were to continue to use cash in operating activities at the same rate as in prior months. There can be no assurance that any required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and restructuring the Company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments. The Company cannot provide any assurance that additional financing will be available on acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, the Company’s business and results of operations may suffer. The Company cannot provide any assurance that we can continue operations unless we raise the additional financing we require.

There can be no assurance that additional capital beyond the amounts currently forecasted by the Company will be required or that any such required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and re-structuring the company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments.
The  total  number  of  employees  employed by the Company now numbers four people.

Off Balance Sheet Arrangement

None.

Significant  Accounting  Policies

The Company uses the successful efforts method to account for its oil and gas properties. Under this method, it capitalizes costs incurred for property acquisition, exploration, and drilling related to its oil and gas properties. Once the project is completed, and, if oil or gas is located, costs capitalized to date on the specific project are amortized under the unit-of-production method as revenue is recognized. Capitalized costs for unsuccessful projects will be expensed when that determination is made.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of production method.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates long-lived assets to determine potential impairment by comparing the carrying amount to the undiscounted estimated future cash flows of the related assets. In fiscal 2002, based on such review, the Company established a provision for loss on the NEMO program of $13,010,364.

In fiscal 2002, the Company changed its method of accounting for the sales of stock by its subsidiaries to account for these sales as increases in additional paid-in capital instead of as an increase to minority interest in the accompanying consolidated financial statements. Management believes that because of the developing nature of operations of the subsidiaries with minority interest, the new method of accounting will provide more meaningful information concerning sales of stock by its subsidiaries and, correspondingly, the minority interest liability account. The Company recognized an increase in additional paid-in capital of $1,707,868, as a cumulative effect on prior years of this change in account principles.

Future Operations

We expect limited or no material revenue in fiscal 2007 due to: (i) of the loss of use of the aircraft platform for the Probe-1 hyperspectral instrument for new data collection contracts; (ii) the sole contract for our satellite development business segment was disbanded; (iii) we determined that it was uneconomic to continue production from our oil and gas property; and (iv) we have not yet entered into any new arrangements from which we expect to derive revenue.

We are currently preparing to market new hyperspectral services, such as the sale of our archived hyperspectral data from various collections over recognized mineral regions of the Earth. We have hyperspectral data covering over 200,000 square kilometers available for sale. We are preparing to market those data collections by engaging consultants to assist in identifying potential purchasers and negotiating contracts.

The gas property that produced revenue for the Company was shut down due to a catastrophic failure of the drill casing. It is unlikely that the Company will pursue further operation of this property due to significant costs. If we are able to obtain funding on acceptable terms, the Company may seek to develop other oil and gas properties to which it has it has mineral rights.

The Company concluded a re-organization of its stock structure to ensure it could continue operations and provide for the ability to continue its business model and business strategy. New capital investment in the Company is being sought. In order to achieve maximum results, the Board of Directors also approved Board and Senior Management changes.

The Company will continue to operate in the mineral and hydrocarbon resource exploration areas where the Company will operate its remote sensing instruments for its own use and secure equity interests in promising properties identified from the remote sensing imagery.

Research  and  Development of next generation hyperspectral instrumentation is  continuing.  The Company is pursuing the approval of nano-technology patents for  hyperspectral  remote  sensing instrumentation and processing in order to secure its market position for the next decade of industry developments.

The Board of Directors will continue to seek outside directors to ensure that its commitment to corporate governance improvements is implemented.

Additional  Risk  Factors  That  Could  Affect  Liquidity, Operating Results And Market  Price  Of  Stock

Risks Related to Our Industry

Competitive pressures may adversely affect our operating revenues. The Company has numerous competitors in the remote sensing services (airborne hyperspectral services) and natural resource development industries. Competition in the remote sensing industry comes from several primary sources, including HyMap, CASI and GER, whose hyperspectral instruments operate within the USA and Ekwan, a new entry from Canada. Our principal competitors in the natural resource development industry include traditional exploration companies using a variety of other technologies. Some of our competitors in both remote sensing and natural resource development have substantially greater financial and other resources than the Company. Competitive pressures in either industry may materially adversely affect our operating revenues and in turn, our business and financial condition.

The Company may need to expend significant capital to keep pace with technological developments in our industry. The remote sensing industry, as well as the computing industry's processing of the raw data, is constantly undergoing development and change and it is likely that new technology, whether embodied in new equipment or techniques, will be introduced in the future. In order to keep pace with any new developments, the Company is planning to expend significant capital to develop or acquire the next level of developments in new remote sensing equipment and to train our employees in the new techniques. The Company is pursuing financing to develop additional remote sensing instruments; however, we may not be able to raise sufficient funds, and if the Company does so, there is no guaranty that the new instruments will out perform instruments used by our competitors. In addition, the Company's ability to raise needed capital may be influenced by general economic conditions and the strength of capital markets. To ensure its ability to continue operations the Company will undergo a re-organization to include a stock re-structuring.

The Company may incur significant expenses to comply with new or more stringent governmental regulation. The sale of our imagery is regulated by the Department of Commerce. Although the Company (through its acquisition of STDC) has acquired a Department of Commerce (DOC) Remote Sensing License that permits the Company to market globally hyperspectral and panchromatic imagery, there is no guarantee that the government will not; impose restrictions on sales if the quality of our imagery increases with new technology that, for example, allows increased resolution. Because our license was the first issued DOC Remote Sensing License, the Company cannot anticipate how the DOC specifically will treat our license or how the airborne remote sensing industry will be regulated in the future.

Risks  Related  to  Our  Business

The Company may not realize our anticipated return on capital commitments made to expand our capabilities. The Company purchased an aircraft, additional satellite and an airborne hyperspectral instruments, as well as oil and gas property rights. The aircraft and airborne hyperspectral instruments were purchased to increase our capacity to conduct airborne surveys. If the Company does not experience continued demand for our remote sensing services, the Company may incur significant expense without generating corresponding revenues. The oil and gas property rights were acquired in order to exploit suspected natural resources located within certain properties. If these properties do not contain sufficient natural resources to warrant exploitation, the Company may incur significant expenses without generating corresponding revenues.

In addition, from time to time, the Company expects to make significant capital expenditures to implement new processes and to increase both efficiency and capacity. Some of these projects may require additional training for our employees and not all projects may be implemented as anticipated. If any of these projects do not achieve the anticipated increase in efficiency or capacity, our returns on these capital expenditures may not be as expected.

Our ability to grow is dependent upon, and may be limited by, among other things, our capital structure, the price of our stock and our existing financing arrangements. If additional funding sources are needed, the Company may not be able to obtain the additional capital necessary to pursue our internal growth and acquisition strategy or, if the Company can obtain additional financing, the additional financing may not be on financial terms that are satisfactory to us.

The Company's database of spectral information may not be marketable or may not garner a price, which makes processing or analyzing the data economically reasonable. The Company has a substantial archive of Probe 1 hyperspectral imagery that was not gathered under contract with a client. The Company continues to gather hyperspectral imagery without having sold the rights to that data. The collection process requires variable as well as fixed expenditures that must be recouped though marketing the collected data. Although we do not carry the value of our existing Phase 1 hyperspectral archives as an asset on our balance sheet, the future success of the Company depends to some extent upon our ability to market this archived data.

Cancellations, reductions or delays in customer orders may adversely affect our results of operations. Our overall operating results are affected by many factors, including the timing of survey contracts from large clients, the timing of capital expenditures to increase our capacity for gathering data in anticipation of future sales of products and services, and the weather which can affect whether or not a customers target of interest can be collected at a certain stage of vegetal growth. Although a large portion of our expenses are relatively fixed; a significant portion of our operational expenses vary with the number of airborne surveys. Because several of our operating divisions and subsidiaries are new businesses and have not obtained long-term commitments from our clients, we must anticipate the future demand for our services based upon our discussions with clients. Cancellations, reductions or delays in orders by a client or group of clients could have a material adverse effect on our business, financial condition and results of operations.

The unavailability of skilled personnel may have an adverse effect on our operations. From time to time, the Company or some of our operating divisions and subsidiaries may experience difficulties in attracting and retaining skilled personnel to process and interpret the substantial volume of imagery data that is already collected or is expected to be collected in the future. The Company's ability to operate successfully could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel to conduct our business.

Outlook

This Report on Form 10-KSB, including the foregoing discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other reports hereafter filed by the Company with the Securities and Exchange Commission may contain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact the Company makes in this Report on Form 10-KSB and such other reports filed with the Securities and Exchange Commission are forward-looking. In particular, statements regarding industry prospects, future OEM sales by the Company, the adequacy of existing manufacturing resources, the Company's continued expansion in foreign markets and the Company's future results of operations or financial position are forward-looking statements. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates" and similar expressions identify forward-looking statements. But the absence of these words does not mean the statement is not forward-looking. The Company cannot guarantee any of the forward-looking statements, which are subject to risks, uncertainties and assumptions that are difficult to predict. Actual results may differ materially from those the Company forecasts in forward-looking statements due to a variety of factors, including those set forth above under the heading "Additional Risk Factors that could Affect Operating Results and Market Price of Stock" and elsewhere in this Report. The Company does not intend to update any forward-looking statements due to new information, future events or otherwise.

ITEM 7.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The  financial  statements and supplementary data required by this Item are included  on  pages  F-1  to  F-16  of  this  Report.

ITEM 8.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 10, 2003, the Board of Directors of the Company dismissed the Company's accountants, Grant Thornton, LLP. Grant Thornton LLP served as the Company's auditor beginning with the fiscal year ended March 31, 2001. The Board of Directors has appointed Malone & Bailey, PC as the Company's auditor for the year ended March 31, 2003. They remain as the Company's current auditors. Malone & Bailey's office is located at 2925 Briarpark, Suite 930 Houston, TX 77042.

During the fiscal year ended March 31, 2006, and through July 5, 2006, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

ITEM 8A.	CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were not effective to enable us to record, process, summarize and report information required to be included in our periodic filings with the Securities and Exchange Commission within the required time period and in that some of the accounting entries relating to debt and equity instruments required adjustment upon review by our independent auditors. We intend to take measures to remedy this situation by engaging independent auditors to provide us with accounting advice and implementing internal procedures including the distribution of documents. These deficiencies have been reported to our Board of Directors and we intend to improve and strengthen our controls and procedures.

There has been no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 8B.	OTHER INFORMATION

None.

PART III

ITEM 9.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information with respect to the executive officers of the Company for fiscal 2005 to the present.

NAME	AGE	POSITION

Larry F. Vance	71	Chairman and Chief Executive Officer

Tami J Story	43	Director Secretary/Treasurer/Director

Larry F. Vance served as Chief Executive Officer of the Company from 1985 until April 8, 1995. Since April 8, 1995, Mr. Vance has served as Chairman of the Company. Mr. Vance is also a director of the Company and has been a full-time employee of the Company since 1985. Mr. Vance's training is in business and marketing. He served in a management capacity for the 3M companies, IBM, and Computer Usage Corporation prior to founding the Company.

Tami J. Story served in an administrative support capacity for the Company from 1991 until April 1993. Since April 1993, Ms. Story has served as Secretary and Treasurer of the Company. Ms. Story also serves as a director of the Company. Ms. Story holds a degree with a major in Nursing and a minor in Business Administration.

Information with respect to directors of the Company will be included under "Election of Directors" in the Company's definitive proxy statement for its 2006 annual meeting of shareholders, to be filed not later than 120 days after the end of the fiscal year covered by this Report, and is incorporated herein by reference. Information with respect to executive officers of the Company is included under Item 4(a) of Part I of this Report.

Based solely on a review of copies of reports received by the Company from persons required to file reports of ownership and changes on ownership pursuant to Section 16(a) of the Securities Exchange Act of 1934, the Company believes that all of its executive officers and directors complied with applicable filing requirements for the fiscal year ended March 31, 2006.

ITEM 10.	EXECUTIVE COMPENSATION

Table below summarizes information on Executives and Directors compensation

SUMMARY COMPENSATION TABLE

	Annual Compensation				Awards		Long-Term Compensation Payouts

							Securities
				Other Annual	Restricted	Stock	underlying
Name and Principal	Fiscal	Salary	Bonus	Compensation	Stock	Option	options/SARS		LTIP pay-
Position	Year	($)	($)	($)	Award(s) ($)	Grants	(#	)	($)

Larry Vance/Chairman (1)	2006	160,000	-	-	-	-	-		-
	2005	160,000	-	-	-	-	-		-
	2004	160,000	-	-	-	-	-		-
Tami J. Story/Secretary	2006	80,000	-	-	-	-	-		-
and Treasurer (1)	2005	80,000	-	-	-	-	-		-
	2004	80,000	-	-	-	-	-		-

Name and Principal Position	All other Compensation ($)

Larry Vance/Chairman (1)	-
	-
	-
Tami J. Story/Secretary	-
and Treasurer (1)	-
	-

(1)	Salary was deferred unless cash flow allowed payment.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END
OPTION/SAR VALUES

Name	Shares Acquired on Exercise	Value Realized ($)	Number of securities Underlying unexercised Options at Fy-End Exercisable/Unexercisable		Value of Unexercised In-the Money Options at FY-End ($) Exercisable/Unexercisable

Larry Vance	-	-	4,500,000/3,000,000	(1)	0/0
John Peel	-	-	4,500,000/3,000,000	(1)	0/0
Rory J. Stevens	-	-	375,000/1,500,000	(1)	0/0
Tami Story	-	-	750,000/3,000,000	(1)	0/0

(1) Exercise prices range from $0.21 - $2.50 per share.

Employment  Contracts

In October 28, 2000, the Company entered into an employment agreement with Mr. Larry Vance. Pursuant to the agreement, the Company will pay Mr. Vance an annual salary of $160,000. In the event of termination of Mr. Vance without cause or due to a change in control, the Company will pay Mr. Vance two years of annual salary. Mr. Vance's options and vesting criteria are described above and in Note 11 to the attached consolidated financial statements.

On October 28, 2000, the Company entered into an employment agreement with Ms. Tami Story. Pursuant to the agreement, the Company will pay Ms. Story an annual salary of $80,000. In the event of termination of Ms. Story without cause or due to a change in control, the Company will pay Ms. Story two years of annual salary. Ms. Story 's options and vesting criteria are described above and in Note 11 to the attached consolidated financial statements.

ITEM 11.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding ownership of the Company's Common Stock as of March 31, 2006 by each person known by the Company to own beneficially more than five percent of the Common Stock and by all directors and officers and as a group:

Name and address of beneficial Owner	Amount and nature of beneficial ownership (1)		Percent of class

Larry Vance	54,660,644	(2)	74%
P.O. Box 763
Lakeside, MT 59922
Tami Story	12,069,714		16%
P.O. Box 763
Lakeside, MT 59901

All directors and officers	66,730,358		90%

___________________________
(1)	All shares are held directly with sole voting and investment power unless otherwise indicated.
(2)	Includes 4,439 shares held by Universal Search Technology, a private company owned by Mr. Vance.

ITEM 12.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

PART IV

ITEM 13.  EXHIBITS,  FINANCIAL  STATEMENT  SCHEDULES,  AND  REPORTS  ON FORM 8-K

(a)(1)	Financial Statements filed as part of this Report	Page in this Report

	Report of Independent Accountants	F-1
	Consolidated Balance Sheet at March 31, 2004 and 2003	F-2
	Consolidated Statement of Loss for the Years Ended March 31, 2004, 2003 and 2002	F-4
	Consolidated Statement of Redeemable Common Stock And Nonredeemable Shareholders' Equity (Deficit) for the Years Ended March 31, 2004, 2003 and 2002	F-5
	Consolidated Statement of Cash Flows for the Years Ended March 31, 2004, 2003 and 2002	F-6
	Notes to Consolidated Financial Statements	F-7 - F-16

(a)(2)	Financial Statement Schedules	None

(a)(3)	Exhibits

2.1
Agreement and Plan of Merger by and among Earth Search Sciences, Inc., ESS Acquisition Corp., Space Technology Development Corporation and the shareholders of Space Technology Development Corporation, dated December 21, 1999 (Incorporated by reference to Exhibit 2.1 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

3.1	Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 to the Registrant's Forms 10-K for the fiscal years ended March 31, 1995 and March 31, 1996).

3.2	Bylaws (Incorporated by reference to Exhibit 3.2 to the Registrants' Form 10-K for the fiscal year ended March 31, 1995).

10.1
Memorandum of Understanding between the Registrant and Applied Signal  and Imaging Technology, Inc. dated May 27, 1996 (Incorporated by  reference to Exhibit 10.1 to the Registrant's Form 10-K for fiscal  year ended March 31, 1996).

10.2
Contract of Sale and Leaseback dated June 10, 1997 between Registrant  and Accuprobe, Inc. (Incorporated by reference to Exhibit 10.2 to the  Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.3	Operating Agreement of ESSI Probe 1 LC, dated June 3, 1997 (Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.4
Hyperspectral Technology License Agreement between Earth Search  Sciences, Inc. and Noranda Mining and Exploration, Inc. made as of  December 16, 1997 (Incorporated by reference to the Registrant's for  8-K filed on February 6, 1998).

10.5
Agreement between the Office of Naval Research and Space Technology  Development Corporation Agreement for NAVY EARTHMAP OBSERVER (NEMO)  dated December 10, 1997 (Incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.6
Sales Contract between Science Applications International Corp. and Space Technology Development Corp. Dated: 30 March 1998, Contract No.: STDC-98-NEMO-0003 (Incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.7
Sales Contract between Science Applications International Corp. and Space Technology Development Corp. Dated: 30 March 1998, Contract No.: STDC-98-NEMO-004 (Incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.8
Sales Contract between Space Systems/Loral (SS/L) and Space Technology Development Corporation (STDC). Dated 21 January 1999, Contract Number: STDC-98-NEMO-0001 (Incorporated by reference to Exhibit 10.8 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.9
Sales Contract between Litton Systems, Inc., Amecom Division (Litton Amecom) and Space Technology Development Corp. (STDC). Date 29 October 1998, Contract Number: STDC-98-NEMO-0009 (Incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.10
Common Stock Purchase Agreement between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. (ESSI). Dated May 23, 2001. (Incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.11
Registration Rights Agreement between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. (ESSI). Dated May 23, 2001. (Incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.12
Common Stock Purchase Warrant A between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. (ESSI). Dated May 23, 2001. (Incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.13
Common Stock Purchase Warrant B between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. (ESSI). Dated May 23, 2001. (Incorporated by reference to Exhibit 10.13 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.14	Larry F. Vance employment agreement (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.15	John W. Peel employment agreement (Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.16	Rory J. Stevens employment agreement (Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.17	Tami J. Story employment agreement (Incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.18	John J. Sciuto employment agreement (Incorporated by reference to Exhibit 10.18 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.19
Unrestricted License Agreement for Recovery of Products from Oil Shale bgetween GENERAL SYNSFUELS INTERNATIONAL and PETRO PROBE, INC. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

10.20
Multi-platform HyperSpectral imaging "Micro Sectrometer" Development Proposal Number 05080901. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

10.21	Promissory Note due February 2008, dated February 2007. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

16.1
Consent of Independent accountants re Registration Statement on Form No. S-1 (No. 333-66100). (Incorporated by reference to Exhibit 16.1 to the Registrant's form 10-K for fiscal year ended March 31, 2004).

16.2
Statement under oath of Principal Executive Officer and Principal Financial Officer regarding facts and circumstances relating to exchange act filings. Incorporated by reference to Exhibit 16.2 to the Registrant's form 10-K for fiscal year ended March 31, 2004.

21.1.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1.1 to the Registrant's Form 10-K for fiscal year ended March 31, 2000)

31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith

31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith

32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C Section 1350, filed herewith

32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, filed herewith

ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table presents fees, including reimbursements for expenses, for professional audit services rendered by Malone & Bailey for the audits of our annual financial statements and interim reviews of our quarterly financial statements for the years ended March 31, 2006 and March 31, 2005 and fees billed for other services rendered by Malone & Bailey. during those periods.

	FISCAL 2005	FISCAL 2004

Audit Fees (1)	$45,000	$44,000
Audit Related Fees (2)	$0	$0
Tax Fees (3)	$0	$0
All Other Fees (4)	$0	$0
Total	$45,000	$44,000

SIGNATURES

Pursuant  to  the  requirements  of  Section  13 or 15(d) of the Securities Exchange  Act of 1934, as amended, the Registrant has duly caused this report to be  signed  on  its  behalf  by  the  undersigned,  thereunto  duly  authorized.

EARTH SEARCH SCIENCES, INC.

By:
Larry F. Vance
Chairman
Date:

Pursuant  to  the  requirements  of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the  registrant  and  in  the  capacities  and  on  the  dates  indicated.

Signature	Title

Chairman and Director
Larry F. Vance
Date:

Corporate Secretary and Treasurer and Director
Tami J. Story
Date:

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors
Earth Search Sciences, Inc.
Kalispell, Montana

We have audited the accompanying consolidated balance sheet of Earth Search Sciences, Inc. ("Earth Search") as of March 31, 2006, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the two years then ended. These financial statements are the responsibility of Earth Search's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Earth Search Sciences Inc., as of March 31, 2006, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Earth Search will continue as a going concern. Earth Search incurred recurring net losses of$2,189,247 and $5,185,527 for fiscal 2006 and 2005, respectively and has an accumulated deficit of $61,883,781 ad a working capital deficit of $18,574,732 as of March 31, 2006. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about Earth Search's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Malone & Bailey, PC
Houston, Texas
www.malone-bailey.com

July 5, 2006, except for Note 7, as to which the date is September 10, 2007

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED BALANCE SHEET
March 31, 2006

ASSETS

Current assets:
Cash	$40,900
Accounts receivable	16,971
Loan costs, net of $62,740 accumulated amortization	166,569
Total current assets	224,440

Property and equipment, net of $735,635 accumulated depreciation	413,793
TOTAL ASSETS	$638,233

LIABILITIES
Current liabilities:
Notes payable current portion	$880,934
Settlement obligation	2,820,099
Accrued officers' compensation	907,983
Accounts payable	11,641,757
Accrued expenses	179,890
Stockholder loans	2,368,509
Total current liabilities	18,799,172

Notes payable less current portion	349,303
Total liabilities	19,148,475

Commitments and contingencies	-

STOCKHOLDERS' DEFICIT
Series A preferred stock; 200,000 shares authorized, none issued and outstanding; liquidation preference $1,000,000	-
Common stock, $.001 par value; 200,000,000 shares authorized; 77,697,642 shares, issued and outstanding	77,698
Additional paid-in capital	43,495,841
Treasury stock	(200,000)
Accumulated deficit	(61,883,781)
Total stockholders' deficit	(18,510,242)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$638,233

See accompanying summary of accounting policies and notes to financial statements.

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended March 31, 2006 and 2005

	2006	2005

Revenues	$399,742	$415,702

Expenses
Bad debt	20,130	-
General and administrative	1,474,602	4,443,170
Depreciation, amortization and depletion	339,646	151,039
Impairment	27,318	386,628
Total Expenses	1,861,696	4,980,837
Loss from operations	(1,461,954)	(4,565,135)

Other income (expense)
Debt forgiveness	1,569,917	38,788
Interest expense	(2,297,210)	(659,180)
Net loss	$(2,189,247)	$(5,185,527)

Basic and diluted loss per share	$(0.03)	$(0.94)

Weighted average common shares outstanding	76,280,791	5,545,079

See accompanying summary of accounting policies  and notes to financial statements.

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
Years Ended March 31, 2006 and 2005

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount

Balance at March 31, 2004 (restated)	-	$-	485,764	$486

Issuance of common stock for debt to related parties			39,216	39

Issuance of common stock for debt	-	-	80,313	80

Issuance of common stock for services rendered			2,604,907	2,605

Issuance of common stock for accrued compensation	-	-	214,922	215

Issuance of preferred stock for accrued compensation	2,761,928	2,762	-	-

Issuance of common stock for loan and interest conversion		-	4,191	4

Conversion of preferred stock to common stock	(2,761,928)	(2,762)	69,048,200	69,048

Issuance of common stock for accrued legal settlement	-	-	285,323	285

Related party release of debt	-	-	-	-

Net loss	-	-	-	-

Balance at March 31, 2005	-	-	72,762,836	72,762

Issuance of common stock for cash	-	-	250,000	250

Issuance of common stock for debt	-	-	106,667	107

Issuance of common stock for services rendered	-	-	4,224,639	4,225

Issuance of common stock for loan extension	-	-	353,500	354

Warrants for loan extension	-	-	-	-

Warrants for services	-	-	-	-

Net loss	-	-	-	-
Balance at March 31, 2006	-	$-	77,697,642	$77,698

See accompanying summary of accounting policies and notes to financial statements.

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
Years Ended March 31, 2006 and 2005

	Additional
	Paid-in	Accumulated	Treasury
	Capital	Deficit	Stock	Total

Balance at March 31, 2004 (restated)	$35,690,008	$(54,509,007)	$(200,000)	$(19,018,513)

Issuance of common stock for debt to related parties	19,961	-	-	20,000

Issuance of common stock for debt	64,927	-	-	65,007

Issuance of common stock for services rendered	3,648,756	-	-	3,651,361

Issuance of common stock for accrued compensation	140,225	-	-	140,440

Issuance of preferred stock for accrued compensation	1,032,961	-	-	1,035,723

Issuance of common stock for loan and interest conversion	2,301	-	-	2,305

Conversion of preferred stock to common stock	(66,286)	-	-	-

Issuance of common stock for accrued legal settlement	327,836	-	-	328,121

Related party release of debt	1,657,507			1,657,507

Net loss	-	(5,185,527)	-	(5,185,527)
Balance at March 31, 2005	42,518,196	(59,694,524)	(200,000)	(17,303,576)

Issuance of common stock for cash	62,250	-	-	62,500

Issuance of common stock for debt	9,493	-	-	9,600

Issuance of common stock for services rendered	672,854	-	-	677,079

Issuance of common stock for loan extension	123,372	-	-	123,726

Warrants for loan extension	92,494	-	-	92,494

Warrant for services	17,182	-	-	17,182

Net loss	-	(2,189,247)	-	(2,189,247)
Balance at March 31, 2006	$43,495,841	$(61,883,781)	$(200,000)	$(18,510,242)

See accompanying summary of accounting policies  and notes to financial statements.

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 31, 2006 and 2005

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,189,247)	$(5,185,527)
Adjustments to reconcile net loss to cash used in operating activities:
Common stock issued for services and interest expense	677,079	3,653,666
Warrants issued for services	17,182	-
Common stock issued for debt	9,600	-
Common stock issued for legal settlement	-	328,121
Depreciation, amortization and depletion	339,645	151,038
Asset impairment	27,318	386,628
Forgiveness of debt	(1,569,917)	38,788
Bad debt	20,130	-
Changes in assets and liabilities:
Accounts receivable	27,802	44,337
Other current assets	-	39,007
Accounts payable and accrued expenses	2,198,386	(13,459)
Accrued interest	64,947	181,857
Accrued officers compensation	240,000	336,672
NET CASH USED IN OPERATING ACTIVITIES	(137,076)	(38,872)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(5,246)	(55,958)
NET CASH USED IN INVESTING ACTIVITIES	(5,246)	(55,958)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stockholder loans, net	370,745	171,591
Proceeds for the sale of common stock	62,500	-
Payment for loan extension	(62,000)	-
Repayments on notes payable	(197,200)	(79.339
NET CASH PROVIDED BY FINANCING ACTIVITIES	174,045	92,252

NET CHANGE IN CASH	31,723	(2,578)
CASH AT BEGINNING OF PERIOD	9,175	11,753
CASH AT END OF PERIOD	$40,900	$9,175

SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Cash flow information:
Interest paid	$-	$-
Taxes paid	-	-

Non-cash financing and investing activities:
Common Stock issued for loan extension	123,726	-
Warrants for loan extension	92,494	-
Common Stock issued for accounts payable	-	65,007
Preferred stock issued for accrued payroll	-	41,219
Preferred stock issued for deferred officer's compensation	-	994,504
Common stock issued for accrued payroll	-	140,440
Contribution to capital from related party release of debt	-	1,657,507
Shares issued for payment of related party loans	-	20,000

See accompanying summary of accounting policies and notes to financial statements.

EARTH SEARCH SCIENCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Earth Search Sciences, Inc. ("ESSI") collects high value hyperspectral imagery of the Earth's surface utilizing their proprietary hyperspectral imaging sensor, principally in North America. This imagery is either sold to end users via contracts to collect the information or collected for ESSI's own exploration purposes. ESSI also performs a range of imagery processing services. Information collected by the sensor has applications in natural resources development, environmental monitoring and remediation, wildlife habitat monitoring, hydrocarbon exploration and development, agricultural assessment and planning, including weed species identification, land use planning, forestry monitoring and planning, homeland security and target identification for defense surveillance.

ESSI has four wholly-owned subsidiaries: Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., Geoprobe, Inc., and STDC, Inc. In addition, there are five majority-owned consolidated subsidiaries: Earth Search Resources, Inc., Eco Probe, Inc., ESSI Probe 1 LC, Petro Probe, Inc. and Terranet, Inc. The 50% owned subsidiary ESSI Probe 1 LC was formed as a joint venture to own and operate hyperspectral instruments.

All subsidiaries excepting Petro Probe became inactive during fiscal 2003.

The majority-owned Petro Probe, Inc. was formed to identify and develop hydrocarbon properties by utilizing ESSI's hyperspectral instruments, hydrocarbon geologists, and imagery processors. At March 31, 2006, Petro Probe, Inc. holds interests in seven oil and gas projects.  As of March 31, 2006, all Oil & gas interests held by Petro Probe were fully impaired.

In fiscal 2006 and 2005, ESSI operated its airborne hyperspectral sensors under contracts with third parties in several areas around the United States. Contracts to operate the sensors in the United States as an ecological, agricultural, hydrocarbon, and target identification contributed approximately $302,901 and $192,000 to revenue in fiscal 2006 and 2005, respectively.  During fiscal year 2006, we also had revenues of $96,841 related to oil and gas activities,  which ceased during that same fiscal year.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of ESSI and its subsidiaries. All significant intercompany transactions have been eliminated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

ESSI considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

ACCOUNTS RECEIVABLE

ESSI uses the allowance method of accounting for doubtful accounts. The year-end balance is based on historical collections and management's review of the current status of existing receivables and estimate as to their collectibility. Bad debt expense is recognized based on management's estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts.

As of March 31, 2006, the amounts carried in accounts receivable were considered by management to be collectible in full.  As a result, there was no allowance for doubtful accounts for the year ended March 31, 2006.

FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate their carrying amounts in the financial statements.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation.  ESSI recognizes depreciation on its property and equipment using the straight-line method over estimated useful lives ranging from five years for computers and software, vehicles and equipment to ten years for the two hyperspectral sensors.

Major repairs or replacements of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

OIL AND GAS PROPERTIES

ESSI uses the successful efforts method to account for its oil and gas properties.  Costs incurred for property acquisition, exploration, and drilling related to its oil and gas properties are capitalized. Once the project is completed, and, if oil or gas is located, costs capitalized to date on the specific project are amortized under the unit-of-production method as revenue is recognized.  Capitalized costs for unsuccessful projects are expensed when that determination is made.

Based on the agreements for the working interests in oil and gas properties, ESSI will proportionately share in future revenues as well as future operating and drilling costs.  Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance.

Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method.

ASSET RETIREMENT OBLIGATION

ESSI accounts for asset retirement obligations in accordance with the provision of SFAS No. 143 “Accounting for Asset Retirement Obligations.”  SFAS No. 143 requires ESSI to record the fair value of asset retirement obligation as a liability in the period in which it incurs the legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction development, and/or normal use of the assets.  At March 31, 2006, the fair value of the oil and gas properties’ site restoration costs are insignificant.  Consequently, there is no accrual at March 31, 2006.

REVENUE RECOGNITION

ESSI recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.  This typically happens when services are rendered under contracts for airborne hyperspectral services and imaging processing services.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  ESSI evaluates long-lived assets to determine potential impairment by comparing the carrying amount to the undiscounted estimated future cash flows of the related assets.  In Fiscal 2006 and 2005 ESSI incurred unsuccessful oil and gas properties write-offs of $27,318 and $386,628 respectively. Due to the uneconomical nature of the well at March 31, 2006, it was not feasible to estimate future cash flows to be provided by ESSI's long-lived assets, therefore the assets were fully impaired. See note 4.

EARNINGS PER SHARE

Basic net loss per share is computed by dividing net loss to common stockholders (numerator) by the weighted average number of common shares outstanding during the year (denominator).  Diluted net loss per share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the year. For the years ended March 31, 2006 and 2005, ESSI had no dilutive potential common shares.

INCOME TAXES

ESSI recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered.  ESSI provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

MINORITY INTEREST

Losses from subsidiaries with minority interest are allocated to the minority interest liability account based on the percentage of minority interest ownership.  Once losses applicable to the minority interest in the subsidiary exceed the minority interest in the equity capital of the subsidiary, then no additional losses will be allocated to the minority interest liability account.

NET LOSS PER COMMON SHARE

Net loss per common share has been computed based on the weighted average number of ESSI's common shares outstanding.  Common stock equivalents have not been considered in the diluted net loss per share calculation because their effect on net loss per share is anti-dilutive.

STOCK OPTIONS AND WARRANTS

ESSI accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling Goods or Services.  Common stock issued to non-employees and consultants is based upon the value of the services received or the quoted market price, whichever value is more readily determinable.

On January 1, 2006, ESSI adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaced SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. ESSI adopted SFAS 123(R) using the modified prospective method which allows the application of SFAS 123(R) on a going-forward basis rather than restating prior periods and requires the application of the accounting standard as of January 1, 2006.

For the years ended March 31, 2006 and 2005, ESSI had no stock option issuances.

NOTE 2 - GOING CONCERN

As shown in the accompanying financial statements, ESSI incurred recurring net losses of $2,189,247 and $5,185,527 for fiscal 2006 and 2005, respectively and has an accumulated deficit of $61,883,781 and a working capital deficit of $18,574,732 as of March 31, 2006.  These conditions raise substantial doubt as to ESSI's ability to continue as a going concern.  Management is trying to raise additional capital through sales of stock.  The financial statements do not include any adjustments that might be necessary if ESSI is unable to continue as a going concern.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

		March 31,
	Life	2006

Aircraft	10	$925,795
Equipment	5	223,633
		1,149,428

Less: accumulated depreciation		(735,635)
		$413,793

Depreciation expense totaled $104,223 and $112,658 in fiscal 2006 and 2005, respectively.

NOTE 4 - OIL AND GAS INTERESTS

In fiscal 2005, ESSI paid $101,849 for drilling on two existing properties and sold a portion of its interests to others on those two properties for $15,947. ESSI recognized approximately $97,000 and $223,000 in revenue from the producing property in fiscal 2006 and 2005 respectively.  Depletion was $14,863 and $38,025 in fiscal 2006 and 2005 respectively.

In fiscal 2006 and 2005 ESSI wrote-off $27,218 and $386,628 of previously capitalized costs on properties that were determined to be uneconomical wells. During fiscal 2006 all the wells of ESSI were deemed to provide uneconomical future cash flows, therefore each well was fully impaired.

Supplemental information (unaudited)
Successful Efforts

Capitalized costs relating to oil and gas producing activities at March 31, 2006
Proved oil and gas properties	$-
Unproved oil and gas properties	-
Less accumulated depletion	-
Net capitalized costs	$-

Costs incurred in oil and gas producing activities for the years ended March 31, 2006 and 2005
	2006	2005

Property acquisition costs
Proved	$-	$-
Unproved	-	55,958

Results of operations for oil and gas producing activities for the years ended March 31, 2006 and 2005
Oil and gas sales	$96,841	$223,405
Development Costs	4,807	-
Depletion	(14,863)	(38,025)
Impairment	(27,318)	(386,628)
Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	$59,467	$(201,248)

The following estimates of proved and proved developed reserve quantities and related standardized measure of discounted net cash flow are estimates only, and do not purport to reflect realizable values or fair market values of ESSI's reserves. ESSI emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of ESSI's reserves are located in the United States.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

	2006		2005
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)

Proved developed and undeveloped
Reserves
Beginning of year	-	47,000	13,356	5,271,000
Revisions of previous estimates	-	(32,590)	(13,343)	(5,181,709)
Production	-	(14,410)	(13)	(42,291)
End of Year	-	-	-	47,000
Proved developed reserves
Beginning of year	-	47,000	13,356	5,271,000
End of year	-	-	-	47,000

Standardized measure of discounted future net cash flows at March 31, 2006 and 2005	2006	2005
Future cash inflows	$-	$421,663
Future production costs	-	(13,414)
Future development costs	-	(27,824)
10% annual discount for estimated timing of cash flows	-	(117,787)
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$-	$202,638

The following reconciles the change in the standardized measure of discounted future net cash flows for fiscal 2006 and 2005

	2006	2005

Beginning of the year	$202,638	$421,663
Sales of oil and gas, net of production costs	(96,841)	(223,405)
Net changes in prices and production costs	-	9,683
Development costs incurred during the year which were previously estimated	-	-
Revisions of previous quantity estimates	(133,621)	(9,761)
Net change in future estimated development costs	27,824	(4,458)
End of year	$-	$202,638

NOTE 5 - NOTES PAYABLE

Notes payable consists of the following:
2006

Installment note payable with a balloon due September 15, 2006, secured by ESSI's assets, with interest at 15%, due in monthly installments of $18,042	$850,616

Installment note payable secured by producing oil and gas property, with interest at 15%, due in monthly installments of $6,929	374,585
Other	5,036
Less: current portion	(880,934)
$349,303

NOTE 6 - STOCKHOLDER LOANS

ESSI has financed its operations in part by funds received from advances by shareholders.  These advances are in the form of unsecured promissory notes and bear interest at rates ranging from 8% to 10%.  As of March 31, 2006, stockholder loans totaled $2,368,509 including interest accrued on such advances of $821,654.

NOTE 7 – FORGIVENESS OF DEBT

On March 23, 2005, the Company entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease.  Under this agreement, the Company is required to return the Probe on or before August 31, 2005.  In the event that the Probe is not returned, the Company is charged a shipping, handling and disposition fee of $250,000.  Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%.  In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000.  Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly.  After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month.

At March 31, 2006, the Company has accrued $4,390,016 in debt interest related to the capital lease of the Probe.  Under the settlement agreement, the new liability using calculations outlined above was $2,820,099 at March 31, 2006.  Consequently, the Company recorded a $1,569,917 gain on debt forgiveness.

NOTE 8 - ACCRUED OFFICERS' COMPENSATION

Accrued compensation consists of the cumulative unpaid compensation due to corporate officers (Chairman, Chief Executive Officer, Chief Financial Officer and Secretary).  ESSI recorded officer compensation, accrued payroll taxes and accrued interest of $385,991 and $336,850 during fiscal 2006 and 2005, and included these amounts in general and administrative expenses.  ESSI is accruing interest on the accrued compensation balances at a rate of 8.5%, compounded quarterly.  ESSI is making full salary payments to these officers as cash flow allows.

On June 8, 2004, ESSI issued 2,652,011 shares of preferred stock for payment of $994,504 of deferred compensation. Additionally, 109,917 shares of preferred stock were issued for payment of $41,219 in accrued compensation to other employees.  During the same year, the preferred stock was converted into 69,048,200 shares of common stock.

On March 7, 2005, two officers signed releases of deferred compensation and accrued interest totaling $1,657,507.  This transaction was considered a contribution to capital.

NOTE 9 - BUSINESS SEGMENT INFORMATION

ESSI's major activities are broken down into an Airborne Hyperspectral Services business segment, a Satellite Development business segment, an Oil and Gas property business segment and an Other Industries business segment. The Airborne Hyperspectral Services segment and Satellite Development segment utilized remote sensing instruments to earn revenue from the sale of hyperspectral imagery. The current Satellite Development business segment revenue is from a cost reimbursement contract with the U.S. Navy for the construction of the NEMO project, which has been disbanded. Transactions between the business segments are loans, interest, and management fees based on an allocation of incurred costs for general and administrative expenses. As the consolidated group is operating at a net loss position, no income tax expense or benefit is provided.

Business Segment Information for Fiscal Year 2006

	Airborne
	Hyperspectral	Satellite	Oil and Gas	Other
	Services	Development	Properties	Industries	Combined

Revenues	$302,901	$-	$96,841	$-	$399,742
Income (loss) from operations	$(1,479,489)	$(311)	$22,346	$(4,500)	$(1,461,954)

Debt forgiveness	1,569,917	-	-	-	1,569,917
Interest expense	(403,201)	(1,894,009)	-	-	(2,297,210)
Net income (loss)	(312,773)	(1,894,320)	22,346	(4,500)	(2,189,247)

Total assets at 3/31/06	$631,277	$452	$3,019	$3,485	$638,233
Depreciation, amortization and depletion for the period ended 3/31/06	$324,783	$-	$14,863	$-	$339,646
Capital expenditures for the period ended 3/31/06	$5,246	$-	$-	$-	$5,246

Business Segment Information for Fiscal Year 2005

	Airborne
	Hyperspectral	Satellite	Oil and Gas	Other
	Services	Development	Properties	Industries	Combined
Revenues	$192,297	$-	$223,406	$-	$415,702
Income (loss) from operations	$(4,747,844)	$(24,183)	$208,357	$(1,465)	$(4,565,135)

Debt forgiveness	38,788	-	-	-	38,788
Interest expense	(659,180)	-	-	-	(659,180)
Net income (loss)	(5,368,236)	(24,183)	208,357	(1,465)	(5,185,527)

Total Assets at 3/31/05	$578,082	$762	$84,488	2,608	$665,940
Depreciation, amortization and depletion for the period ended 3/31/05	$113,014	$-	$38,025	-	$151,039
Capital expenditures for the period ended 3/31/05	$-	$-	$55,958	-	$55,958

NOTE 10 - INCOME TAXES

ESSI recorded no provision for income taxes in fiscal 2006 and 2005 due to the operating losses incurred from inception to date.

The tax effect of temporary differences between financial reporting and the tax bases of assets and liabilities relate to the following:

At March 31, 2006, deferred tax assets consisted of the following:

Deferred tax assets

Net operating losses	$6,300,000
Less: valuation allowance	(6,300,000)
Net deferred tax asset	$0

The cumulative net operating loss carry-forward is approximately $18,500,000 at March 31, 2006, and will expire in the years 2015 through 2026. The deferred tax asset has been fully reserved because ESSI is unable to anticipate future taxable income to realize the potential benefits of the gross deferred tax asset.

The annual amount of tax loss carryforward, which can be utilized, may be limited due to the substantial changes in the company's ownership as defined by section 382 of the Internal Revenue Code, which may occur in the future.  Such limitations could result in the expiration of a part or all of the loss carryforwards before their utilization.

NOTE 11 - OFFICER AND DIRECTOR STOCK OPTIONS

In August 1997, the Board of Directors granted performance based options to ESSI's Chairman, President and Chief Executive Officer to each purchase 12,500 shares of ESSI's stock at exercise prices ranging from $200 per share to $1,000 per share and to ESSI's Secretary to purchase 2,500 shares of ESSI's stock at an exercise price of $200 per share.  All of these performance based stock options are exercisable for a period of 24 months from the date of vesting.  The options will be deemed vested for each individual if that individual is employed by ESSI on the first date on which the closing market price of ESSI's common stock equals or exceeds the price per share performance targets for 30 consecutive days.  The specific vesting criteria for these options are described below:

When and if the closing market price of common stock equals or exceeds each of the following prices $0.50, $1.00, $1.50, $2.00 and $2.50 per share for 30 consecutive days, each of the three individuals shall become fully vested with an option to purchase 1,000,000 shares of common stock for each milestone at a price equal to the milestone price of $0.50, $1.00, $1.50, $2.00 and $2.50 per share, exercisable for a period of 24 months from the date of vesting.

During fiscal 2001, the Board of Directors approved performance based bonuses in the form of options to ESSI's officers.  The specific vesting criteria for these options are described below:

10% of options shall be considered vested and bonused as paid in full shares for past services to ESSI; 15% of all options shall become vested and paid in full when ESSI is successful in obtaining a commitment from a strategic partner, financial institution, reputable investment banker or other source in raising capital sufficient to fund the NEMO program (shut down in 2002 - see Note 5); 20% vested and paid in full when successful in raising gross capital of at least $6,000,000; 20% vested and paid in full when successful in raising gross capital of at least $30,000,000; 20% vested and paid in full when successful in raising gross capital of at least $100,000,000; and 15% vested and paid in full in the event the NEMO program is successfully funded.

For the years ended March 31, 2006 and 2005, there were no options issued.

The following table summarizes the employee stock option transactions described above.

	Shares under option	Weighted-average exercise price

Balance, March 31,2003	$57,845	$428
Options granted	--	--
Options cancelled	(2,313)	(228)
Options exercised	--	--
Balance, March 31, 2004	55,532	436
Options granted	--	--
Options cancelled	(939)	(84)
Options exercised	--	--
Balance, March 31, 2005	54,593	$442
Options granted	--	--
Options cancelled	--	--
Options exercised	--	--
Balance, March 31, 2006	$54,593	$442

Options outstanding and exercisable as of March 31, 2006:

	- - Outstanding - -	Exercisable
	Number	Remaining	Number
Exercise Price	of Shares	life	of Shares

20	625	1 year	625
28	375	1 year	375
56	906	.5 year	906
56	312	1 year	312
60	875	.5 year	875
84	12,500	1 year	12,500
140	875	.5 year	875
200	8,750	1 years	8,750
400	6,875	1 years	6,875
600	7,500	1 years	7,500
800	7,500	1 years	7,500
1,000	7,500	1 years	7,500

	54,593		54,593

NOTE 12 - STOCK ISSUANCES

PREFERRED STOCK
On June 8, 2004, ESSI issued 2,761,928 shares of preferred stock for payment of $1,035,723 deferred compensation.  Each share of preferred stock was convertible into 25 shares of common stock and maintained voting rights on a fully diluted basis.

During the fourth quarter of fiscal 2005, all shares of preferred stock were converted into 69,048,200 shares of common stock.

COMMON STOCK
On June 2, 2004, ESSI authorized a 400:1 reverse split.  The split did not affect the par value of the common stock, and reduced the number of shares outstanding to 476,135.

During fiscal 2005, ESSI issued:

-	2,609,098 shares of stock valued at $3,653,666 to various individuals for services rendered.

-	80,313 shares of stock valued at $65,007 to various individuals for debt.

-	39,216 shares of stock valued at $20,000 to a majority shareholder for partial payment of stockholder loans.

-	214,922 shares of stock valued at $140,440 to employees for accrued compensation.

-	285,323 shares of stock valued at $328,121 for an accrued legal settlement. See note 13 for details.

During fiscal 2006, ESSI issued:

-	250,000 shares of stock for $62,500 in cash.

-	4,224,639 shares of stock valued at $677,079 to various individuals for services rendered.

-	106,667 shares of stock valued at $9,600 for debt.

-	353,500 shares of stock valued at $123,725 for a six-month loan extension to December 31, 2005.

-
350,000 warrants valued at $92,494. The warrants are immediately exercisable at $0.50 at the holder's option for one year from the grant date, April 5, 2005. The warrants were valued using the Black Scholes model with volatility of 209% and a discount rate of 2%.

-
100,000 warrants valued at $17,182. The warrants were issued to consultants for services. 50,000 warrants are exercisable at $0.50 and 50,000 are exercisable at $0.25. The warrants are immediately exercisable at the holder's option for one year from the grant date,  June 22, 2005. The warrants were valued using the Black Scholes model with volatility of 209% and a discount rate of 2%.

NOTE 13 - LITIGATION

As discussed in Note 7, ESSI was in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe.  During the fourth quarter of fiscal 2005, both parties signed a mutual release in which ESSI was to return the Probe and ESSI would be released of amounts owed to the other party as of the date the Probe is returned.  The mutual release also requires the other party to return a computer and related software belonging to ESSI in exchange for the Probe.  ESSI agreed to return the Probe at the end of August 2005; however, as of the end of fiscal 2006, ESSI had not returned the Probe because the other party has not delivered the computer and related software belonging to ESSI.  As a result, ESSI is in default, and based on the terms of the settlement agreement, ESSI is obligated to pay significant late fees.  Based on the terms of the settlement agreement, as of March 31, 2006, management estimates the settlement obligation to be $2,820,099 which reflects a 5% late fee imputed each month on the outstanding balance due.  As of March 31, 2006, management has recognized an accrual for the estimated obligation.

In October of 2002, Terranet, Inc. a subsidiary company, received notice of a judgment issued by the Supreme Court of British Columbia in regards to monies owed resulting from a contract with plaintiff Cai Data Ltd., of Vancouver, B.C. The plaintiff alleged that seventy-five thousand dollars was overdue from invoices for services dating from January of 2002 to October, 2002. Management is examining its position and has accrued a $74,603 liability Associated with this demand in its financial statements.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10-QSB/AMENDMENT NO. 1

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended:  June 30, 2007
Commission File No. 000-19566

EARTH SEARCH SCIENCES, INC.
(Exact Name of Registrant as Specified in its Charter)

Utah	87-0437723
(State or other Jurisdiction of Incorporation or Organization)	(IRS Employer ID)

306 Stoner Loop Road, Lakeside, MT 59922
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code:  (406) 751-5200

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☒    No

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes     No ☒

The number of shares outstanding of each of the registrant's classes of common stock, as of August 17, 2007, covered by this report: 96,692,760 shares.  The registrant has only one class of common stock.

Transitional Small Business Disclosure Format (check one):    Yes     No ☒

EARTH SEARCH SCIENCES, INC.

FORM 10-QSB

QUARTER ENDED JUNE 30, 2007

PART I

FINANCIAL INFORMATION

PART II

OTHER INFORMATION REQUIRED

Item 1.	Legal Proceedings	16
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	16
Item 3.	Defaults Upon Senior Securities	16
Item 4.	Submission of Matters of a Vote of Security Holders	16
Item 5.	Other information	16
Item 6.	Exhibits	16

2

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2007	March 31, 2007
ASSETS
Current assets:
Cash	$135,218	$23,182
Accounts receivable	132	132
Loan costs, net of accumulated amortization of $201,084 and $199,998, respectively	66,595	28,225
Total current assets	201,945	51,539

Property and equipment, net accumulated depreciation of $858,170 and $832,208, respectively	283,982	309,944
TOTAL ASSETS	$485,927	$361,483

LIABILITIES
Current liabilities:
Accounts payable	$1,157,798	$1,151,437
Accrued expenses	769,176	733,917
Accrued officers’ compensation	1,207,986	1,147,986
Notes payable - current portion	638,576	836,618
Settlement obligation	6,363,800	5,434,259
Stockholder loans	2,954,334	2,698,954
Total current liabilities	13,091,670	12,003,171

Notes payable less current portion	319,436	369,820
Total liabilities	13,411,106	12,372,991

Commitments and contingencies	-	-

STOCKHOLDERS’ DEFICIT
Series A preferred stock; 200,000 shares authorized, none issued and outstanding; liquidation preference $1,000,000	-	-
Common stock, $.001 par value; 200,000,000 shares authorized; 96,692,760 and 96,327,474 shares issued and outstanding, respectively	96,693	96,328
Additional paid-in capital	46,727,288	46,577,053
Treasury stock	(200,000)	(200,000)
Subscription receivable	-	(250,000)
Accumulated deficit	(59,549,160)	(58,234,889)
Total stockholders’ deficit	(12,925,179)	(12,011,508)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$485,927	$361,483

See accompanying notes to consolidated financial statements.

3

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three months ended June 30,
	2007	2006

Revenues	$-	$48,179

Operating expenses
Late fees related to settlement agreement	860,040	448,062
Depreciation and amortization	34,939	94,048
General and administrative	322,039	697,031

Total expenses	1,217,018	1,239,141

Loss from operations	(1,217,018)	(1,190,962)

Other income (expense)
Gain on settlement of debt	15,049	-
Interest expense	(112,302)	(113,538)

Net loss	$(1,314,271)	$(1,304,500)

Basic and diluted:
Loss per share	$(0.01)	$(0.02)
Weighted average common shares outstanding	96,570,518	78,884,577

See accompanying notes to consolidated financial statements.

4

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended
	June 30,
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,314,271)	$(1,304,500)
Adjustments to reconcile net loss to cash used in operating activities:
Imputed interest	11,104
Common stock issued for services	113,496	533,326
Gain on settlement of debt	(15,049)	-
Depreciation and amortization	34,939	94,048

Changes in assets and liabilities:
Accounts receivable	-	16,254
Accounts payable – related party	(74,620)	101,328
Accounts payable and accrued expenses	32,285	31,084
Accrued officers compensation	60,000	60,000
Accrued settlement liability	929,541	517,998
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(222,575)	49,538
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stockholder loans, net	330,000	-
Proceeds from subscription receivable	250,000	-
Financing costs	(47,347)	-
Payment on long-term debt	(198,042)	-
Repayments on notes payable	-	(49,000)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	334,611	(49,000)
NET INCREASE IN CASH	112,036	538
CASH AT BEGINNING OF PERIOD	23,182	40,900
CASH AT END OF PERIOD	$135,218	$41,438

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$-	$-
Taxes paid	-	-

Non-cash financing and investing activities:
Common stock issued for debt repayment	$26,000	$72,000

See accompanying notes to consolidated financial statements.

5

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
Three months ended June 30, 2007

	Common Shares	Stock Amount	Additional Paid-in Capital	Treasury Stock	Subscription Receivable	Accumulated Deficit	Total
Balances at March 31, 2007	96,327,473	$96,328	$46,577,053	$(200,000)	$(250,000)	$(58,234,889)	$(12,011,508)

Payment of subscription receivable					250,000		250,000

Issuance of common stock for debt	65,000	65	25,935				26,000

Issuance of common stock for services rendered	300,287	300	113,196				113,496

Imputed interest			11,104				11,104

Net loss						(1,314,271)	(1,314,271)

Balances at June 30, 2007	96,692,760	$96,693	$46,727,288	$(200,000)	$-	$(59,549,160)	$(12,925,179)

See accompanying notes to consolidated financial statements.

6

EARTH SEARCH SCIENCES, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of Earth Search Sciences, Inc. ("ESSI") have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in ESSI's Annual Report filed with the SEC on Form 10-KSB.  In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein.  The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.  Notes to the financial statements which would substantially duplicate the disclosure contained in the audited consolidated financial statements for 2007 as reported in the 10-KSB have been omitted.

Certain prior period amounts have been reclassified to conform with the current period presentation.

NOTE 2 - EQUITY

During the quarter ended June 30, 2007 we issued:

-	300,287 shares of stock valued at $113,496 to various individuals for consulting services. The value of the stock was based on the quoted market price on the date of grant.

-
65,000 shares of stock valued at $26,000 for debt pursuant to a settlement agreement between ESSI and the third-party debtor. The value of the stock was based on the quoted market price on the date of grant. The $15,049 difference between the liability settled and the value of the stock was recognized as a gain on settlement of debt in accordance with SFAS No. 140.

NOTE 3 - LITIGATION

We were in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe.  On March 23, 2005, ESSI entered into a settlement agreement (2005 Settlement Agreement) with Accuprobe to return the airborne hyperspectral sensor (Probe) and to settle the outstanding debt obligations under the related capital lease. Under this agreement, ESSI is required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, ESSI is charged a shipping, handling and disposition fee of $250,000. Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month.

We returned the Probe in January 2007, however we have been unable to reach a final settlement and continue to accrue interest, rents and late fees under the 2005 Settlement Agreement. Under the 2005 Settlement Agreement, we had accrued $6,363,800 in rents, interest and late fees as of June 30, 2007.

NOTE 4 - GOING CONCERN

As shown in the accompanying financial statements, we incurred a net loss of $1,314,271 for the three months ended June 30, 2007 and has an accumulated deficit of $59,549,160 and a working capital deficit of $12,889,725 as of June 30, 2007.  These conditions raise substantial doubt as to ESSI's ability to continue as a going concern.  Management is trying to raise additional capital through sales of stock.  The financial statements do not include any adjustments that might be necessary if ESSI is unable to continue as a going concern.

7

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to June 30, 2007, we granted and issued 411,966 of common stock for services valued at $90,633. The value of the stock was based on the quoted market price on the date of grant.

8

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE FOCUS

In December, 1985 we acquired all of the outstanding shares of common stock of a privately held company known as Earth Search Sciences, Inc. (ESSI), a Utah corporation formed on August 29, 1985.  We issued 13,639,600 shares of its common stock in exchange for ESSI's outstanding shares.  This merger was a reverse acquisition and accounted for as a pooling of interests.  Accordingly, the assets and liabilities of the two companies were combined at their recorded net book values.  ESSI's principal assets were unpatented mining claims in Alaska that were acquired from ESSI's incorporators at a cost of $126,715.  ESSI's operations were the continuing operations of the Company, and ESSI was the entity which had substance and control both before and after the merger.

In August, 1987 we changed our name to Earth Search Sciences, Inc. and in November, 1987 ESSI was dissolved.

We have four wholly-owned subsidiaries: Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., Geoprobe, Inc., and STDC, Inc. In addition, there are five majority-owned consolidated subsidiaries: Earth Search Resources, Inc., Eco Probe, Inc., ESSI Probe 1 LC, Petro Probe, Inc. and Terranet, Inc. All subsidiaries except Petro Probe were inactive during fiscal 2006 and 2007.

The Company utilizes an aircraft mounted hyperspectral remote sensing instrument to gather precise geological data from the surface of the Earth. Solar energy is reflected from surface materials and the instrument, called "Probe-1", captures the data in digital form. The Probe-1 is a "whiskbroom style" instrument that collects data in a cross-track direction by mechanical scanning and in an along-track direction by movement of the airborne platform. The instrument acts as an imaging spectrometer in the reflected solar region of the electromagnetic spectrum (0.4 to 2.5 nm). In the VNIR and SWIR, the at-sensor radiance is dispersed by four spectrographs onto four detector arrays. Spectral coverage is nearly continuous in these regions with small gaps in the middle of the 1.4 and 1.9 nm atmospheric water bands. In order to avoid geometric distortions in the recorded imagery, the Probe-1 is mounted on a 3 axis, gyro-stabilized mount. Geolocation of nadir pixels is assisted by the recording of aircraft GPS positional data and tagging each scan line with a time that is referenced to the UTC time interrupts from the GPS receiver.

The spectral data is processed to identify unique spectra in the image. The captured and processed spectra are compared to a library of known material spectra called "digital fingerprints" and the output allows the identification of mineral, compounds and organic matter and the determination of vegetative conditions.

In the fiscal years from 2004 to 2006 the Company's sensors were operated in the United States and abroad.  Contracts to operate the sensors in the United States as an ecological, mining, agricultural, and hydrocarbon target identification tool produced revenues of $302,901, $192,297 and $258,843, in fiscal 2006, 2005, and 2004, respectively.

In 1997 we began a two-year contract with Noranda Minerals Inc. to provide hyperspectral remote sensing data over multi-continents The agreements called for a series of flights for Noranda Mining and Exploration Inc. and its affiliates including Falconbridge Limited (collectively, the "Noranda Group"). The agreements provided the Noranda Group with an exclusive license to use the instruments for commercial mining exploration, as long as the Noranda Group continued to purchase remote sensing services from the Company in certain specified quantities.  The Company was entitled to receive fees for services and net smelter royalties or net profit interest royalties from certain discoveries by the Noranda Group. The licensing agreement with the Noranda Group provided a $1,000,000 equity investment in ESSI by way of 200,000 preferred shares, convertible into 1,000,000 shares of common stock and an option to purchase 1,000,000 shares of ESSI common stock at a price of $2.00 per share. Targets were flown in Chile, Peru and the North West Territories in Canada.

9

Since 1997, the Company has also collected and holds a substantial archive of Probe 1 imagery from Kazakhstan, Australia, British Columbia, Ontario, Quebec, Chile, Mexico, California, Nevada, Arizona, Idaho, Montana, and Utah.  At the present time the value of this data archive has not been independently appraised nor is the value of this archive reflected in the financial statements.

The Company concluded a memorandum of agreement with Boeing that included the use of a unique Boeing aircraft possessing exceptional slow flight characteristics to be used in a variety of applications, the first being the flight over Yellowstone National Park as part of a NASA/Yellowstone Ecosystems Studies (Y.E.S.) project utilizing ESSI's Probe 1 hyperspectral imaging technology to collect one meter data to be utilized in addressing riparian issues.  Several test flights were performed during the period using the Probe 1 technology onboard a Boeing heliocourier aircraft.

The Company collected hyperspectral data for the Geosat Committee. The Geosat committee was funded from contribution by major U.S. resource companies.  The Committee was operated by the University of Texas at El Paso under Director, Dr. Rebecca Dodge.  The project completed for the Geosat's "Hyperspectal Group Shoot" provided Probe 1 hyperspectral imagery to the oil and minerals exploration, environmental assessment, and agriculture end-user community, for an evaluation by these communities of its application potential.

The Company teamed with the University of Idaho in a joint proposal to the Farm Bureau and won a contract to overfly the Snake River Basin (Hell's Canyon).  The Company also collected hyperspectral data for the control and eradication of noxious weed intrusion.  The test results were published and initial results proved that airborne hyperspectral imagery is a useful tool for control of weeds, as well as providing information regarding economic indicators pertaining to forecasting crop yield.

The Company collected hyperspectral data for Desert Research Institute ("DRI") in the Kelso Dunes area in southeastern California.  The project completed for DRI was to detect change in arid vegetation cover using Hyperspectral data in the region known as the Providence Mountains.  Detection of disturbance in these regions would aid in assessment of ecosystem status and global climate change. The remote sensing data combined with ground measurements examined spectral changes occurring concurrently with observed changes in percent green cover.

The Company co-operated with the Dian Fossey Gorilla Fund International organization to utilize hyperspectral remote sensing in a unique project to examine the detail of vegetation in the gorillas' habitat in the jungles of Rwanda.  Hyperspectral imagery revealed the abundance and distribution of the gorillas' principal foods in the Virungas. This information was used to determine the number of gorillas the habitat can support. National Geographic Explorer chronicled the mission in a television documentary that was subsequently played on numerous following dates.

In 1999 the company was approached by the US Navy to participate in a joint venture to acquire ownership of a proposed remote sensing satellite. Under the direction of Office of Naval Research's Naval Space Science and Technology Program Office, the Naval EarthMap Observer (NEMO) satellite would be capable of meeting the hyperspectral and panchromatic needs of many end users with timeliness and spatial resolution improved over existing commercial systems. The Navy's environmental models supporting operations in the littoral would be considerably enhanced by hyperspectral imagery and data products provided by NEMO to improve knowledge of the littoral environment with information on bathymetry, water clarity and trafficability.

The ONR signed an Other Transaction with the Space Technology Development Corporation (STDC) of Arlington, VA to develop NEMO in conjunction with the Defense Advanced Research Projects Agency (DARPA) Dual Use Applications Program (DUAP). DUAP is a joint program of the Army, Navy, Air Force, DARPA, Director Defense Research and Engineering (DDR&E), and the Deputy Under Secretary of Defense for International and Commercial Programs.  Earth Search Sciences Inc. subsequently acquired STDC and its prime contractor partner position with the ONR. The project was to have a cost of approximately $150 million with the private sector portion approximately one-half of that amount. Earth Search Sciences Inc. undertook to meet the key funding milestone payments necessary to ensure progress of the project.

10

The Hyperspectral Imager (HSI) would sample over a 30 km swath width with a 60 m ground sample distance (GSD) with the option to go to 30 m GSD by utilizing the systems attitude control system to 'nod' (i.e. use a satellite pitch maneuver to slow down the ground track of the field of view). A 5m panchromatic imager will provide simultaneous high spatial resolution imagery (black & white photography). A sun-synchronous circular orbit of 600 km will allow continuous repeat coverage of the whole earth in 7 days providing hyperspectral data over a 1,000,000 sq. km area each day.

The combined HSI and panchromatic images would satisfy a number of requirements of the commercial and science communities for moderate spatial and high spectral resolution remote sensing data over land and water such as agriculture, forestry, environmental monitoring , geology/mineralogy, hydrology and land use. Specific areas of interest for the Navy included bathymetry, water clarity, currents, oil slicks, bottom type, atmospheric visibility, tides, bioluminescence, beach characterization, underwater hazards, total column atmospheric water vapor, and detection and mapping of subvisible cirrus.

It was anticipated that NEMO would be launched in early 2002. Its subsequent data flow would be in the order of 56 gigabytes per day. Much of the commercial information was to be marketed through Earth Search Sciences Inc. Under the original agreement with the ONR, STDC needed to raise private industry funds of approximately $125,000,000 in order to complete, launch and operate the hyperspectral imaging satellite and instrument. Subsequent to March 31, 2002, STDC received notification from the ONR that it would not be giving STDC an extension to the agreement.

These examples and others indicated the world-wide interest in the technology and a bright future for the industry and Company. Unfortunately the advent of the September 11, 2001 tragedy changed the approach of individual countries to the acceptance of data collection over their borders and an industry-wide slow down occurred as a result. The commercial interest in developing satellite technology also changed as investors decided the risk level had dramatically increased due to international tensions.

CURRENT BUSINESS

As a result of the changes in the market for geological remote sensing data, the Company changed its strategy from operating as a service provider to establishing a group of subsidiary companies focused on specific market applications. Petro Probe, Inc. was a new subsidiary company formed for the oil & gas industry while Geo Probe, Inc. was formed for mineral exploration.

The resurgence of the mining industry and the emphasis for new sources of supply for oil and gas in recent years created a greater interest in using exploration tools that were faster and more accurate. The new subsidiary companies would seek joint ventures with partners who could provide technologies, human and capital resources to synergize with the Company's assets. This strategy will lead to the creation of more demand for ESSI's hyperspectral remote sensing services while providing the company with prospects for more diversified revenue generation.

The  Company  experiences  the  highest  demand for its collection services April  through  October  in the Northern Hemisphere and October through April in the  Southern  Hemisphere.  Contracts are being sought in the following market segments: mining, hydrocarbon, agriculture, ecological and environmental monitoring. With the advent of the world-wide recognition for control of global-warming issues the Company will commence the development of an environmentally focused marketing plan to portray the advantages of airborne hyperspectral remote sensing to these market segments.

11

SUBSIDIARY COMPANIES

Petro Probe, Inc.'s goal is to develop the competitive advantages of its resource mapping capability, combine that with conventional hydrocarbon exploration tools and then apply newer value-added technologies to identify good oil and gas properties.

Geo Probe, Inc. will use the hyperspectral mapping technology to find new mineral deposits and monitor the environmental impact of active and past-producing mines, mills, smelters, refineries and pipelines.  The Company’s mapping agreement with Noranda Minerals provided the ability to develop and prove these new approaches to mineral exploration.

Geo Probe has also attracted potential new alliance partners, Advanced Exploration  Inc. and Geological  Business Inc., two Canadian companies, have discussed the formation of new  exploration  and mine development  business with the Company. Further discussions are forthcoming.

Eco Probe, Inc. was formed to pursue hyperspectral remote sensing applications in the environmental industry.  The Company has strived to take an industrial leadership role in working with U.S.  government  agencies  such  as  the Environmental Protection Agency, the Bureau of Land Management and the Office of Surface  Mining  on  setting  up  applications  for  commercial  monitoring  of mineral industries, forest inventory and health issues, slope stability assessment and the spread of noxious weeds.

ESSI and Eco Probe, Inc. have performed important hyperspectral surveys and research in aquatic and vegetation-related projects. The environmental markets are vast, however the Company's current lack of resources dictates continued priority be assigned to mineral and hydrocarbon exploration.

The Company formed Terranet, Inc. to act as an imagery product distribution conduit and perform as the Company’s e-commerce content provider. Recognizing  that imagery  collected  today  and yesterday could be sold repeatedly to multiple end users the Company's subsidiary company, Terranet, completed the copyright design and testing of a database and internet centered marketing system. Terranet anticipates new joint venture partners to be available when the hyperspectral industry begins to grow again.

Of the other ESSI wholly-owned subsidiaries: Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., and Space Technology Development Corp.are inactive. Of the other majority-owned consolidated subsidiaries: Earth Search Resources, Inc. and ESSI Probe 1 LC are inactive.

Historically ESSI's core business has been focused on collecting and processing airborne hyperspectral data for the production of detailed surface maps. These maps indicate the exact chemical and physical characteristics of all the materials exposed on the surface of the Earth. The Company was one of the early pioneers in developing the technology globally and has now served a number of clients in various countries.

The company realizes that opportunity exists in using the technology to discover properties for mineral and hydrocarbon exploitation. It was a natural growth step to create a strategy of developing subsidiary companies in key natural resource markets wherein exploration discoveries could be maximized by "in-house" development. The company is currently pursuing these avenues in the mineral and oil and gas industries.

RESULTS OF OPERATIONS

Our data collection aircraft was grounded for repairs for FAA required maintenance in 2006 and was not operational during the first fiscal quarter of 2008.  As a result, our revenues for the three months ended June 31, 2007 was $0, compared to revenues of $48,179 for the same period of 2006. We expect to complete the necessary repairs on our aircraft and have it fully operational for the 2007 season.

Late fees related to a settlement agreement were $860,040 for the three months ended June 30, 2007, compared to $448,062 for the same period in 2006. The late fee is based on a 5% cumulative fee, which increases each quarter due to the compounding effect.

12

Depreciation and amortization expense was $34,939 for the three months ended June 30, 2007, compared to $94,048 for the same period of 2006. Depreciation decreased as several assets were fully depreciated during the year.

General and administrative expenses were $322,039 for the three months ended June 30, 2007, compared to $697,031 for the corresponding period of 2006.

Interest expense for the three months ended June 30, 2007 was $112,302, compared to interest expense of $113,538 for the corresponding period in 2006.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities was $222,575 for the three months ended June 30, 2007 compared to net cash provided by operating activities of $49,538 for the three months ended June 30, 2006 resulting primarily from a net loss of $1,265,871 during the three months ended June 30, 2007 net of certain non-cash expenses.

Net cash provided by financing activities was $334,611 for the three months ended June 30, 2007 compared to cash used of $49,000 for the same period of 2006.

During the three months ended June 30, 2007, two stockholders, who are also the primary management of the Company, loaned us $330,000. In addition, we received $250,000 of cash from a subscription receivable.

We are experiencing working capital deficiencies because of operating losses. We have operated with funds received from the sale of common stock, the issuance of notes and operating revenue. Our ability to continue as a going concern is dependent upon continued debt or equity financings until or unless we are able to generate cash flows to sustain ongoing operations. We plan to increase the number of revenue producing services through the use of additional hyperspectral instruments and thereby continue as a going concern.  There can be no assurance that we can generate sufficient operating cash flows or raise the necessary funds to continue as a going concern.

FUTURE OPERATIONS

The Company is actively researching new exploration and exploitation technologies to complement and integrate with its hyperspectral capabilities.

General Synfuels International, Inc., (GSI) a Nevada private company, owns the world-wide proprietary rights, patent, technology, construction plans and materials and operational capability for a gasification process recover the oil and gas from oil shale. Petro Probe, Inc. signed a non-exclusive license agreement with GSI to obtain the use of these rights in a world-wide territory. PPI will pay a license fee in the amount of Five Hundred Thousand United States Dollars ($500,000) and shall issue to GSI 500,000 fully paid and non-assessable shares of PPI Common Stock, $.001 par value per share.  PPI also agreed to assign to GSI an overriding net revenue interest of five and one-half percent (5%) of the hydrocarbonaceous products produced by PPI, payable quarterly.

PPI is examining various oil shale sites in Colorado and Utah for a test plant. Five acres of premium oil shale land is sought. The test plant is budgeted for approximately $1.5 million as a first stage development cost. This will prove the technology. The second and third stages will cost approximately $8 million more at which time the plant could operate at full capacity. The time line for completion of all stages is one year.

In its search for new complementing technologies, PPI encouraged the creation of an alliance with two other companies in oil shale R&D. Independent Energy Partners, Inc. (IEP) and Phoenix Wyoming Inc., (PWI) both Colorado private companies, have their own non-competitive interests in oil shale. IEP owns the exclusive rights to a broad, patented Geothermic Fuel CellTM (GFC) method, (US Patent No. 6,684,948 B1-Apparatus and Method For Heating Subterranean Formations Using Fuel Cells), to economically produce oil and natural gas from unconventional resources such as oil shale, while producing electricity as a byproduct.  IEP also has acquired the mineral rights on property in Rio Blanco County, Colorado on some of the richest "Mahogany Zone" oil shale property in the world, holding an estimated 1.4-2.4 billion barrels of oil. PWI owns certain proprietary intellectual property and methods designed to bring the advantages of microwave technology to an oil shale borehole. This alliance effort is being examined by the parties. Continuing its interest to maintain an industry leadership positioning hyperspectral work ESSI is developing a joint venture with Intellisense Corporation to design and construct a third generation hyperspectral instrument design. This design is proposed in patent pending application #0050046822 which the Company is negotiating an LOI position for purchase. The new instrumentation would allow for faster, less expensive and more precise data collection.

13

The capability to design and maintain new technologies is key to the Company's success in future operations. It will be a vital component to allow continuing exploration and exploitation of the Earth's natural resources.

The Company has the knowledge and experience to build on the opportunities being presented at this time.

Each subsidiary will focus on a specific sector of commercial remote sensing and have a management team with relevant skills and expertise.  The Company will provide a license to use the Company's hyperspectral instruments and processing support. This strategy creates a ready market for the Company, as well as positioning the Company to receive a royalty from any resource development that occurs as a result of the subsidiaries' use of the Company's instruments and technology. Additional capital will be raised for each subsidiary by means of private placements or public offerings.

The Company's intent is to create partnerships, strategic alliances, mergers or acquisitions for the subsidiaries as the most expeditious and cost-effective way to grow the commercial hyperspectral remote sensing market.

The Company's near-term plans are to continue pursuing:

1.	contracts that produce revenues from the application of remote sensing;
2.	the development of additional miniaturized remote sensing instruments and newer generation airborne instruments to replace the current PROBE-1 model;
3.	the integration of other advanced technology exploration instruments with hyperspectral technology to offer clients a "one-stop" convenience;
4.	the development of promising mineral, oil and gas properties;
5.
the acquisition of licenses or options to new technologies for minerals or oil and gas production that can assist the company to become a resource developer and producer as well as an exploration oriented business.

The company will continue to develop a market for its securities under the new trading symbol ESSE.

LITIGATION

We entered into a civil law suit in the United States District Court for the Eastern District of Virginia as a plaintiff along with our subsidiary company, Space Technology Development Corporation. The Company charged that The Boeing Company caused the plaintiffs substantial damages as a direct result of their breach of the covenant of good faith and fair dealing.

We were in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe.  On March 23, 2005, ESSI entered into a settlement agreement (2005 Settlement Agreement) with Accuprobe to return the airborne hyperspectral sensor (Probe) and to settle the outstanding debt obligations under the related capital lease. Under this agreement, ESSI is required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, ESSI is charged a shipping, handling and disposition fee of $250,000. Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month.

14

We returned the Probe in January 2007, however we have been unable to reach a final settlement and continue to accrue interest, rents and late fees under the 2005 Settlement Agreement. Under the 2005 Settlement Agreement, we had accrued $6,363,800 in rents, interest and late fees as of June 30, 2007.

ITEM 3.  CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of the our management, including the Chairman and Chief Executive Officer of the Company and Chief Financial Officer of the Company, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) for the quarter ended June 30, 2007. Based upon that evaluation, the Chairman and Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective. Specifically, some of the accounting entries relating to accounts payable, accrued interest unrecorded debt, stock issued for services, imputed interest, debt commissions and recognition of liabilities from legal settlement required adjustment upon review by our independent auditors. We intend to take measures to remedy this situation by working with the auditors and engaging outside advisors to provide accounting advice and assistance with implementing internal procedures to ensure that controls and procedures are adequate and effective. These deficiencies have been reported to our Board of Directors, and we intend to improve and strengthen its controls and procedures. There has not be any change in our internal control over financial reporting that occurred during the quarter ended June 30, 2007 that has materially affected, or that is reasonably likely to materially affect our internal control over financial reporting.

15

PART II
OTHER INFORMATION REQUIRED

Item 1	Legal proceedings	None
Item 2.	Unregistered sales of equity securities and use of proceeds	None
Item 3.	Defaults upon senior securities	None
Item 4.	Submission of matters to a vote of security holders	None
Item 5.	Other information
Item 6.	Exhibits
Statement Under Oath of Principal Executive Officer and Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned.

EARTH SEARCH SCIENCES, INC.

Date:	/s/
Chief Executive Officer

16

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB/Amendment No. 1

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: SEPTEMBER 30, 2006
Commission File No. 000-19566

EARTH SEARCH SCIENCES, INC.
(Exact Name of Registrant as Specified in its Charter)

UTAH	87-0437723
(State or other Jurisdiction of Incorporation or Organization)	(IRS Employer ID)

306 STONER LOOP ROAD, LAKESIDE, MT 59922
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code:   (406) 751-5200

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.  Yes  ☒     No  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐     No ☒

The  number  of shares outstanding of each of the registrant's classes of common stock, as of September 30, 2006, covered by this report: 81,286,723 shares.  The registrant  has  only  one  class  of  common  stock.

Transitional Small Business Disclosure Format (check one):    Yes  ☐     No  ☒

EARTH SEARCH SCIENCES, INC.

FORM 10-QSB

QUARTER ENDED SEPTEMBER 30, 2006

PART I

FINANCIAL INFORMATION

2

Earth Search Sciences, Inc.
Consolidated Balance Sheets (Unuadited)

	September 30, 2006	March 31, 2006
	(Restated)

Current assets:
Cash	$5,826	$40,900
Accounts receivable, net of $0 allowance for doubtful accounts	43,367	16,971
Loan costs, net of $295,161 and 62,740 accumulated amortization	30,397	166,569
Total current assets	79,590	224,440

Property and equipment, net of $761,597 and $735,635 accumulated depreciation and amortization	361,868	413,793
TOTAL ASSETS	$441,458	$638,233

Liabilities
Current liabilities:
Current portion of notes payable	$843,947	$880,934
Settlement obligation	3,937,318	2,820,099
Accrued officers' compensation	1,027,986	907,983
Accounts payable	11,602,179	11,641,757
Accrued payroll & payroll taxes	225,144	179,890
Due to related parties	2,622,188	2,368,509

Total current liabilities	20,258,762	18,799,172

Long Term Liabilities
Notes payable less current portion	337,283	349,303
Total liabilities	20,596,045	19,148,475

Commitments and contingencies
Stockholders' deficit
Series A preferred stock; 200,000 shares authorized, none issued and outstanding; liquidation preference $1,000,000		-
Common stock, $.001 par value; 200,000,000 shares authorized, 81,241,041 and 77,697,642 issued and outstanding	81,241	77,698
Additional paid-in capital	44,350,076	43,495,841
Treasury stock	(200,000)	(200,000)
Accumulated deficit	(64,385,904)	(61,883,781)
Total stockholders' deficit	(20,154,587)	(18,510,242)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$441,458	$638,233

See accompanying notes to consolidated financial statements

3

Earth Search Sciences, Inc.
Consolidated Statement of Operations (unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2006	2005	2006	2005
	(Restated)		(Restated)

Revenue	$43,250	$197,785	$91,429	$272,667

Expenses
General and administrative	(803,040)	(325,475)	(2,042,181)	(878,803)
Depreciation and Amortization Expense	(51,925)	(69,675)	(51,925)	(120,146)

Loss from operations	(811,715)	(197,365)	(2,002,677)	(726,282)

Other income (expense)
Loss on extinguishment of related party note	(75,000)	-	(75,000)	-
Interest expense	(310,908)	(81,299)	(424,446)	(288,291)

Net loss	$(1,197,623)	$(278,664)	$(2,502,123)	$(1,014,573)

Basic and diluted loss per share	$0.00	$0.00	$0.01	$0.01

Weighted average common		74,788,690		74,317,270

See accompanying notes to consolidated financial statements

4

Earth Search Sciences, Inc.
Consolidated Statements of Cash Flows (unaudited)

	Six Months Ended September 30,
	2006	2005
	(Restated)

Cash flows from operating activities:
Net loss	$(2,502,123)	$(1,015,573)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and depletion	51,925	120,146
Loss on extinguishment of related party debt	75,000	-
Common stock issued for extension of loan	72,000	-
Common stock for services	635,015	420,997
Warrants for services	-	17,182
Changes in assets and liabilities
Accounts receivable	(26,396)	(82,002)
Other current assets	136,172	500
Accounts payable and accrued expenses	1,116,230	103,631
Accounts payable to related parties	328,679	108,530
Accrued interest	7,428	107,909
Deferred officers' compensation	120,003	120,000
Net cash provided by (used in) operating activities	13,933	(98,680)

Cash flows from financing activities:
Proceeds from shareholder loans, net	-	80,001
Proceeds from sale of stock	-	62,500
Repayments on notes payable	(49,007)	(27,248)
Net cash provided by (used in)financing activities	(49,007)	115,253

Net increase in cash	(35,074)	16,573
Cash at beginning of period	40,900	9,175
Cash at end of period	$5,826	$25,748

Supplemental disclosures:
Income taxes paid	$-	$-
Interest paid	-	-

Non-cash activities:
Common stock issued for extinguishment of debt	75,000	-
Equity issued for loan extension	72,000	216,219

See accompanying notes to consolidated financial statements

5

EARTH SEARCH SCIENCES, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Earth Search Sciences, Inc. ("ESSI") have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in ESSI's Annual Report filed with the SEC on 10-KSB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for 2006 as reported in the 10-KSB have been omitted.

NOTE 2 - EQUITY

During the quarter ended June 30, 2006:

-	ESSI issued 1,553,561 common shares valued at market of $533,326 to various individuals for consulting services.

-	ESSI issued 400,000 common shares to a debtor for a loan extension to September 15, 2006. The shares were valued at market of $72,000 and classified as shares payable as of March 31, 2006.

During the quarter ended September 30, 2006:

-	ESSI issued 485,333 common shares valued at market of $102,452 to various individuals for consulting services.

-	ESSI issued 375,000 common shares valued at market of $150,000 to an individual that elected to convert a $75,000 promissory note. ESSI recognized a $75,000 loss of extinguishment of debt.

NOTE 3 - LITIGATION

ESSI was in dispute with another party over a leaseback purchase agreement for a Hyperspectral  Probe.  During  the  fourth  quarter of fiscal 2005, both parties signed  a mutual release in which ESSI was to return the Probe and ESSI would be released  of  amounts  owed  to  the  other  party  as  of the date the Probe is returned. The mutual release also requires the other party to return a computer and related software belonging to ESSI in exchange for the Probe ESSI agreed to return the Probe at the end of August 2005; however, as of  September 30, 2006, ESSI had not returned the Probe. As a result, ESSI is in default, and based on the terms of the settlement agreement, ESSI is obligated to pay significant late fees. Based on the terms of the settlement agreement, as of  September  30,  2006,  management  estimates the settlement obligation to be $3,937,318.  The estimated settlement obligation increased $1,117,219 to $3,937,318 at September 30, 2006, compared to $2,820,099 at March 31, 2006.  The increase related to interest expense of $14,517, rent expense of $125,000 and late fees of $977,702, which are reflected as interest expense and general and administrative expense in our statement of operations for the six months ended September 30, 2006. As of September 30, 2006, management has recognized an accrual for the estimated  obligation.

Note 4 – RECLASSIFICATION

Certain prior period amounts have been reclassified to confirm with current year presentation.

Note 5 – RESTATEMENT

Subsequent to filing our September Form 10-QSB, we discovered several errors in our reported financial statements. These errors arose from clerical errors when compiling the final statements. The following tables reflect the as reported and restated amounts:

6

The following table reflects the restated consolidated balance sheet as of September 30, 2006:

	As Reported	Restated
Accounts payable	$11,224,464	$11,602,179
Due to related parties	2,622,192	2,622,188
Investor deposits	377,715	-
Total current liabilities	20,258,766	20,258,765
Total liabilities	20,256,049	20,596,049
Common stock	80,515	81,241
Additional paid-in capital	44,314,096	44,350,076
Accumulative deficit	(61,883,745)	(64,385,904)
Total liabilities and Stockholders’ Deficit	(17,689,134)	(20,154,587)

The following table reflects the restated consolidated statements of operations for the three and six months ended September 30, 2006:

	Three Months Ended
	September 30, 2006
	As Reported	Restated
General and administrative	$(841,370)	$(803,040)
Loss from operations	(893,295)	(803,040)
Loss on extinguishment of related party note	-	(75,000)
Net loss	(1,160,953)	(1,197,623)

	Six Months Ended
	September 30, 2006
	As Reported	Restated
General and administrative	$(2,080,511)	$(2,042,181)
Loss from operations	(2,132,436)	(2,002,677)
Loss on extinguishment of related party note	-	(75,000)
Net loss	(2,465,453)	(2,502,123)

The following table reflects the restated consolidated statement of cash flows for the six months ended September 30, 2006:

	As Reported	Restated
Net loss	$(1,602,332)	$(2,502,123)
Depreciation, amortization and depletion	107,254	51,925
Loss on extinguishment of related party debt	-	75,000
Common stock issued for services	920,422	635,015
Common stock issued for extension of loan	-	72,000
Accounts receivable	(39,873)	(26,396)
Other current assets	-	136,172
Accounts payable and accrued expenses	591,811	1,116,230
Accounts payable to related parties	93,900	328,679
Accrued interest	15,282	7,428
Deferred officers compensation	120,000	120,003
Net cash provided by (used in) operating activities	(107,119)	13,933
Repayments on notes payable	75,000	(49,007)
Net increase (decrease) in cash	32,119	(35,074)
Cash at beginning of period	41,438	40,900
Cash at end of period	$9,319	$5,826

Non-cash activities:
Common stock issued for extinguishment of debt	-	75,000
Equity issued for loan extension	-	72,000

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ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS  OF  OPERATIONS

Historically  ESSI's core business has been focused on collecting and processing airborne  hyperspectral  data for the production of detailed surface maps. These maps  indicate  the  exact  chemical  and  physical  characteristics  of all the materials  exposed on the surface of the Earth. The Company was one of the early pioneers  in  developing  the technology globally and has now served a number of clients  in  many  countries.

The Company realizes that opportunity exists in using the technology to discover properties for mineral and hydrocarbon exploitation. It was a natural growth step to create a strategy of developing subsidiary companies in key natural resource markets wherein exploration discoveries could be maximized by "in-house" development. The company is currently pursuing these avenues in the mineral and oil and gas industries

The Company recognized revenue of $91,429 in the six months ended September 30, 2006 compared with $272,667 in the six months ended September 30, 2005.

General and administrative expenses for the six months ended September 30, 2006 were $2,042,181 compared with $878,803 in the six months ended September 30, 2005.  Interest expense for the six months ended September 30, 2006 and 2005 was $424,446 and $288,291, respectively

The  Company  recognized revenue of $43,250 in the second quarter of fiscal 2007 compared  with  $197,785  in the second quarter of fiscal 2006.  Included in the second  quarter of 2007 is $0 in revenue from Oil and Gas Properties compared to $72,940  in  revenue  in  the  second  quarter  of  2006.

During the quarter ended September 30, 2006, ESSI  issued  375,000  common shares valued at market of $150,000 to an individual  that  elected  to  convert a $75,000 promissory note. ESSI recognized a $75,000 loss of extinguishment of debt.

General  and  administrative expenses for the second quarter of fiscal 2007 were $811,715  compared  with  $325,475  in  the  second  quarter  of  fiscal  2006.

Interest  expense  for  the  three  months ended September 30, 2006 and 2005 was $310,908  and  $81,299,  respectively.

LIQUIDITY  AND  CAPITAL  RESOURCES

Net cash provided by operating activities was $13,933 for the six months ended September  30,  2006.  Net cash used in operating activities was $98,680 for the six  months  ended  September  30,  2005.

The Company is experiencing working capital deficiencies because of operating losses. The Company and its subsidiaries have operated with funds received from the sale of common stock, the issuance of notes and operating revenue. The ability of the Company to continue as a going concern is dependent upon continued debt or equity financings until or unless the Company is able to generate cash flows to sustain ongoing operations. The Company plans to increase the number of revenue producing services through the use of additional hyperspectral instruments and thereby continue as a going concern. There can be no assurance that the Company can generate sufficient operating cash flows or raise the necessary funds to continue as a going concern.

FUTURE  OPERATIONS

In the future, the Company intends to continue with its efforts to establish subsidiary companies that are capable of driving demand for hyperspectral services in a particular industry. This is in addition to attending to the core business segment of hyperspectral services, including surveying and processing, to third parties in the national security, mineral, hydrocarbon, forestry and environmental areas.

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Each subsidiary will focus on a specific sector of commercial remote sensing and have a management team with relevant skills and expertise. The Company will provide a license to use the Company's hyperspectral instruments and processing support. This strategy creates a ready market for the Company, as well as positioning the Company to receive a royalty from any resource development that occurs as a result of the subsidiaries' use of the Company's instruments and technology. Additional capital will be raised for each subsidiary by means of private placements or public offerings.

The Company's intent is to create partnerships, strategic alliances, mergers or acquisitions for the subsidiaries as the most expeditious and cost-effective way to grow the commercial hyperspectral remote sensing market.

In  this  regard, the Company has entered into a license agreement through its majority-owned subsidiary company,  Petro  Probe,  Inc.  (PPI) with a private company General  Synfuels  International,  Inc.  (GSI).  GSI granted to PPI a nonexclusive license for $500,000 and the issuance of 500,000 shares of the Common Stock, $.001 par value per share, of PPI.  The fee is to be paid in such amounts and at such times as agreed to between the Parties and set forth in a written Payment Addendum to the License Agreement.  PPI assigned to GSI an overriding net interest of 5.5% of the hydrocarbonaceous products produced by PPI using the proprietary rights, payable quarterly.

Test plant specifications, location, permitting and construction processes are subject to successfully funding the oil and shale project. This is expected to be carried over to 2007.

Petro Probe, Inc. has also entered into an alliance with two other companies to provide further development opportunities with oil shale. Independent Energy Partners, Inc. (IEP) and Phoenix Wyoming Inc., (PWI) both Colorado private companies, have their own non-competitive interests in oil shale. IEP owns the exclusive rights to a broad, patented Geothermic Fuel CellTM (GFC) method, (US Patent No. 6,684,948 B1-Apparatus and Method For Heating Subterranean Formations Using Fuel Cells), to economically produce oil and natural gas from unconventional resources such as oil shale, while producing electricity as a byproduct.

IEP also has acquired the mineral rights on property in Rio Blanco County, Colorado on some of the richest "Mahogany Zone" oil shale property in the world, holding an estimated 1.4-2.4 billion barrels of oil.

PWI owns certain proprietary intellectual property and methods designed to bring the advantages of microwave technology to an oil shale borehole.

PPI, PWI and IEP have agreed to cooperate in exploring development opportunities with oil shale.  The nature and extent of activities to be covered, responsibility for funding and managing operations and the types of opportunity to be sought have not yet been determined.  The companies believe the alliance may be beneficial because:

(1)	The risk of successful commercial development will be shared.
(2)	Investment funds should be easier to attract.
(3)	Permitting, licensing, insurance and lease costs can be shared.
(4)	Infrastructure and equipment for processing the oil shale products can be shared.
(5)	The marketing and sale of the oil shale products can be shared.
(6)	Innovative ideas, market intelligence and competitor intelligence can be shared.
(7)
Oil shale test sites can be shared, and additional oil shale land can more readily be obtained by the alliance, because an alliance of three technology companies is more likely to successfully develop the oil shale land than a single company working alone.

Similar arrangements are being pursued for the Company's mineral industry subsidiary company, Geo Probe, Inc.

The Company's near-term plans are to continue pursuing:

(1)	contracts that produce revenues from the application of remote sensing;
(2)	the development of additional miniaturized remote sensing instruments and newer generation airborne instruments to replace the current PROBE-1 model;
(3)	the integration of other advanced technology exploration instruments with hyperspectral technology to offer clients a "one-stop" convenience;
(4)	the development of promising mineral, oil and gas properties;
(5)
the acquisition of licenses or options to new technologies for minerals or oil and gas production that can assist the company to become a resource developer and producer as well as an exploration oriented business.

The Company will continue to develop a market for its securities under the new trading symbol ESSE.

Off Balance Sheet Arrangements

None.

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ITEM 3. CONTROLS AND PROCEDURES

The  Company  carried  out  an  evaluation,  under  the supervision and with the participation  of  the  Company's  management,  including the Chairman and Chief Executive  Officer of the Company and Chief Financial Officer of the Company, of the  effectiveness  of  the  design  and  operation  of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) for the quarter ended September 30, 2006. Based upon that evaluation, the Chairman and Chief  Executive  Officer  and Chief Financial Officer concluded that, as of the end  of the period covered by this report, the Company's disclosure controls and procedures  were not effective. Specifically, the Company's independent auditors identified deficiencies in controls related to revenue recognition, valuation of share-based  compensation, and recording of accrued expenses associated with the Company's  settlement obligation. The Company intends to take measures to remedy this  situation  by  working  with the auditors and engaging outside advisors to provide  accounting  advice and assistance with implementing internal procedures to  ensure  that  controls  and  procedures  are  adequate  and effective. These deficiencies  have  been  reported  to the Company's Board of Directors, and the Company  intends  to  improve  and  strengthen  its  controls  and  procedures.

There  has  not been  any  change in our internal control over financial reporting  that  occurred  during  the  quarter ended September 30, 3006 that has materially  affected,  or  that  is  reasonably  likely to materially affect, our internal  control  over  financial  reporting.

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PART II

OTHER  INFORMATION  REQUIRED

Item 1.	Legal proceedings

In October of 2002, Terranet, Inc. a subsidiary company, received notice of a judgment issued by the Supreme Court of British Columbia in regards to monies owed resulting from a contract with plaintiff Cal Data Ltd., of Vancouver, B.C. The plaintiff alleged that seventy-five thousand dollars was overdue from invoices for services dating from January of 2002 to October, 2002. Management is examining its position and has accrued a $74,603 liability associated with this demand in its financial statements.

The Company  entered  into a civil law suit in the United States District Court for  the  Eastern  District of Virginia as a plaintiff along with its subsidiary company,  Space Technology Development Corporation. The company charged that The Boeing  Company  caused the plaintiffs substantial damages as a direct result of their  breach  of  the  covenant  of  good  faith  and  fair  dealing.

ESSI was in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe. During the fourth quarter of fiscal 2005, both parties signed a mutual release in which ESSI was to return the Probe and ESSI would be released of amounts owed to the other party as of the date the Probe is returned. The mutual release also requires the other party to return a computer and related software belonging to ESSI in exchange for the Probe. ESSI agreed to return the Probe at the end of August 2005; however, as of September 30, 2006, ESSI had not returned the Probe because the other party has not delivered the computer and related software belonging to ESSI. As a result, ESSI is in default, and based on the terms of the settlement agreement, ESSI is obligated to pay significant late fees. Based on the terms of the settlement agreement, as of September 30, 2006, management estimates the settlement obligation to be $3,937,318. The estimated settlement obligation increased $1,117,219 to $3,937,318 at September 30, 2006, compared to $2,820,099 at March 31, 2006. The increase related to interest expense of $14,517, rent expense of $125,000 and late fees of $977,702, which are reflected as interest expense and general and administrative expense in our statement of operations for the six months ended September 30, 2006. As of September 30, 2006, management has recognized an accrual for the estimated obligation.

Item 2.	Unregistered Sale of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults upon senior securities

None

Item 4.	Submission of matters to a vote of security holders

None

Item 5.	Other information

None.

ITEM 6.	EXHIBITS

2.1           Agreement and Plan of Merger by and among Earth Search Sciences, Inc., ESS Acquisition Corp., Space Technology Development Corporation and the shareholders of Space Technology Development Corporation, dated December 21, 1999 (Incorporated by reference to Exhibit 2.1 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

3.1           Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 to the Registrant's Forms 10-K for the fiscal years ended March 31, 1995 and March 31, 1996).

11

3.2             Bylaws (Incorporated by reference to Exhibit 3.2 to the Registrants’ Form 10-K for the fiscal year ended March 31, 1995).

10.1           Memorandum of Understanding between the Registrant and Applied Signal and Imaging Technology, Inc. dated May 27, 1996 (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-K for fiscal year ended March 31, 1996).

10.2           Contract of Sale and Leaseback dated June 10, 1997 between Registrant and Accuprobe, Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.3           Operating Agreement of ESSI Probe1 LC, dated June 3, 1997 (Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.4           Hyperspectral Technology License Agreement between Earth Search Sciences, Inc. and Noranda Mining and Exploration, Inc. made as of December 16, 1997  (Incorporated by reference to the Registrant’s for 8-K filed on February 6, 1998).

10.5           Agreement between the Office of Naval Research and Space Technology Development Corporation Agreement for NAVY EARTHMAP OBSERVER (NEMO) dated December 10, 1997 (Incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.6           Sales Contract between Science Applications International Corp. and Space Technology Development Corp. Dated: 30 March 1998, Contract No.: STDC-98-NEMO-0003 (Incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.7           Sales Contract between Science Applications International Corp. and Space Technology Development Corp. Dated: 30 March 1998, Contract No.: STDC-98-NEMO-004 (Incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.8           Sales Contract between Space Systems/Loral (SS/L) and Space Technology Development Corporation (STDC). Dated 21 January 1999, Contract Number: STDC-98-NEMO-0001 (Incorporated by reference to Exhibit 10.8 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.9           Sales Contract between Litton Systems, Inc., Amecom Division (Litton Amecom) and Space Technology Development Corp. (STDC). Date 29 October 1998, Contract Number: STDC-98-NEMO-0009 (Incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.10         Common Stock Purchase Agreement between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc.. Dated May 23, 2001. (Incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.11         Registration Rights Agreement between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc.. Dated May 23, 2001. (Incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.12         Common Stock Purchase Warrant A between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. Dated May 23, 2001.  (Incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.13         Common Stock Purchase Warrant B between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. Dated May 23, 2001.  (Incorporated by reference to Exhibit 10.13 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.14         Larry F. Vance employment agreement (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.15         John W. Peel employment agreement (Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.16         Rory J. Stevens employment agreement (Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.17         Tami J. Story employment agreement (Incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

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10.18         John J. Sciuto employment agreement (Incorporated by reference to Exhibit 10.18 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.19         Unrestricted License Agreement for Recovery of Products from Oil Shale bgetween GENERAL SYNSFUELS INTERNATIONAL and PETRO PROBE, INC. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

10.20         Multi-platform HyperSpectral imaging "Micro Sectrometer" Development Proposal Number 05080901.  (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

10.21         Promissory Note due February 2008, dated February 2007. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

31.1           Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith

31.2           Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith

32.1           Certification of Chief Executive Officer Pursuant to 18 U.S.C Section 1350, filed herewith

32.2           Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, filed herewith

SIGNATURE

Pursuant  to  the  requirements of the Securities Exchange Act of 1934, the Registrant  has  duly  caused  this  report  to  be  signed on its behalf by the undersigned.

EARTH SEARCH SCIENCES, INC.

Date:
Chief Executive Officer

CONTRACT OF SALE AND LEASEBACK BETWEEN

EARTH SEARCH SCIENCES, INC.

- and-

ACCUPROBE, INC

 MADE AS OF

June 10, 1997

CONTRACT OF SALE AND LEASEBACK

  This Contract of Sale and Leaseback (the "Contract"), dated as of June 10, 1997- is made and entered into between Earth Search Sciences, Inc., a Utah, corporation (hereinafter referred to as "Seller") and Accuprobe, Inc., a New York, corporation (hereinafter referred to as "Buyer").

RECITALS

                      A.    Seller has entered  into an agreement to purchase two duplications of the ESSI Probe 1 (the first such probe is hereinafter individually referred to as the "Probe," and both probes are collectively referred to as the "Probes").

                      B.    Seller wishes to sell the Probe to Buyer and simultaneously enter into a long-term lease of the Probe (such lease is hereinafter referred to as the "Equipment Lease"). The Equipment Lease shall be substantially in the form attached hereto as Exhibit A,

                      C.    Bayer wishes to enter into a contract to purchase and leaseback to Seller the Probe on the terms hereinafter set forth.

NOW, THEREFORE, for and in consideration of the mutual - covenants and agreements hereinafter set forth, the parties agree as follows:

ARTICLE I
Defined Terms

1.1  Definitions.  As used herein, the following terms shall have the meanings given:

  (a)            “Business Day” means any Monday through Friday on which business is transacted bybanks in Boise, Idaho.

  (b)            “Closing” means the consummation of the purchase of the Probe by Buyer from Seller in accordance with the terms and provisions of Article VII.

  (c)            “Closing Date” means the date on which the Closing occurs.

  (d)            “Contract” means the Supply Contract dated September 11, 1995, between Manufacturer and Seller.

  (e)            “Effective Date” means the date on which a counterpart of this Agreement has been fully executed and delivered by Buyer and Seller.

  (f)             “Manufacturer” shall mean Integrated Spectronics Pty Ltd, A.C.N 003 873 443, a cornpany incorporated under the laws of New South Wales, Australia.

  (g)    “Operators” shall mean Quasar Resources, Inc., a Wyoming corporation, Bear Creek Exploration, Inc., a Nevada corporation, and such other entities to which Seller licenses the right to use the Probe during the term of the Equipment Lease.

      (h)    “Purchase Price” means the total consideration to be paid by Buyer to Seller for the purchase of the Probe, as specified in Section 3.1 hereof.

  (i)     “Warrants” means the common stock purchase warrants described in Section 4.1.

  1.2            Other Defined Terms Certain other defined terms shall have the respective meanings assigned to them elsewhere in this Agreement.

ARTICLE II
Agreement of Purchase and Sale

On the terms and conditions stated in this Agreement, Seller hereby agrees, to sell and convey the Probe to Buyer and lease it from Buyer, and Buyer agrees to purchase, and acquire the Probe from Seller and lease it to Seller.

ARTICLE
Purchase Price

  3.1    Purchase Price.  The Purchase Price to be paid by Buyer to Seller for the Probe shall be $2,500,000. Except for $200,000 being held by Buyer for payment at the Closing, the parties acknowledge that Buyer has previously paid the Purchase Price in full. Seller represents and warrants that, except for the $200,00 being held by Buyer for payment at the Closing, it has paid Manufacturer in full for the Probe and no amounts remain owing or will become owing by Seller to Manufacturer under the Contract.

  3.2    Assignment of Contract.  Seller hereby assigns to Buyer all of Seller’s right, title and interest in and to the Contract, subject however to Seller’s rights under the Equipment Lease. This assignment is intended to secure Buyer’s right to acquire the Probe at the Closing subject to the Equipment Lease. Attached hereto as Exhibit D is a consent to such assignment executed by the Manufacturer.

  3.3    Advance.  Buyer has previously advanced to Seller, in addition to the Purchase Price, the sum of ONE MILLION TWO HUNDRED THOUSAND DOLLARS ($1,200,000) to fund the purchase of an additional Probe. Upon execution of this Agreement, Seller shall deliver to Buyer a promissory note and collateral assignment substantially in the forms set forth as Exhibits B and C, respectively, attached hereto, to reflect the terms of Seller’s obligation to repay such advances.

2

ARTICLE IV
Issuance of Warrants

  4.1    Issuance of Warrants.  Upon the signing of this Agreement and in consideration of Buyer’s purchase of the Probe, Seller shall issue to Buyer 1,000,000 shares of unregistered common stock of Seller. At Closing, in consideration of Buyer’s purchase of the Probe, ESSI shall issue to Buyer a warrant the form annexed hereto as Exhibit E entitling Buyer to purchase up to 1,000,000 shares of unregistered common stock of Seller at an exercise price of $2.00 per share, which warrant shall be exercisable at any time on or before 5:00 p.m. McCall, Idaho time on April 10, 2000.

ARTICLE V
Representations, Warranties, and Agreements of Seller

  5.2    Representations, Warranties, and Agreements of Seller.  Seller represents and warrants to Buyer as of the Effective Date and as of the Closing Date, except where specific reference is made to another date or dates, that:

  (a)    Seller has the full right, power, and authority to sell and convey the Probe as provided in this Agreement and to carry out Seller’s obligations hereunder and under any other documents and instruments executed by Seller pursuant hereto, and all requisite action necessary to authorize Seller to enter into this Agreement and to carry out Seller’s obligations hereunder and under any other documents and instruments executed by Seller pursuant hereto has been, or on the Closing Date, will have been, taken;

  (b)    Seller is in good standing in the State of Idaho and in each state in which it transacts business and it is authorized to do business in each state in which it transacts; and

  (c)    Pursuant to this Agreement, Buyer is acquiring all the Seller’s right, title and interest in and to the Probe free and clear of any liens.

ARTICLE VI
Representations, Warranties, and Agreements of Buyer

Buyer represents, warrants and agrees with Seller as of the Effective date and as of the Closing Date, except where specific reference is made to another date or dates, that;

  (a)          Buyer has the full right, power, and authority to purchase and lease back the Probe as provided in this Agreement and to carry out Buyer’s obligations hereunder and under any other documents and instruments executed by Buyer pursuant hereto, and all requisite action necessary to authorize Buyer to enter into this Agreement and to carry out Buyer’s obligations hereunder any other documents and instruments executed by Buyer pursuant here to has been, or on the Closing Date, will have been, taken;

3

  (b)           Buyer has the financial capacity to complete the illegible in this Agreement and Buyer’s commitment to proceed is in no way contingent upon illegible to obtain external financing for this transaction.

  (c)            Buyer is an “accredited investor” as defined in Rule 501 under the Securities Act of 1933; and

  (d)           Buyer and Buyer’s shareholders shall deliver to seller a complete and accurate Confidential Investor Questionnaire, in the form attached as Exhibit F, and will provide Seller any additional information or documentation reasonably necessary to demonstrate to Seller’s satisfaction that Buyer and Buyer’s shareholders are “accredited investors,” as defined in Rule 501 under the Securities Act of 1933.

ARTICLE VII
CLOSING

  7.1    Date and place of Closing.  The Closing with respect to the Probe shall take place on the date of delivery of the Probe to Seller from Manufacturer pursuant to the Contract at Sydney, Australia or such other places as is mutually acceptable to Manufacturer and Seller, although Buyer and Seller need not be physically present at the Closing.

  7.2    Items to be delivered at the Closing.

  (a)           Seller.  At the Closing, Seller shall deliver or cause to be delivered to Buyer, at Seller’s sole cost and expense (except as provided to the contrary), the following items duly executed:

  (i)     A Bill of Sale acknowledged by Seller, conveying the Probe to Buyer;

  (ii)            An executed Equipment Lease with respect to the Probe; and

  (iii)           The Warrants.

  (iv)          The executed promissory note and collateral assignment in the forms attached hereto as Exhibits B and C, respectively.

  (b)           Buyer. At the Closing, Buyer, in addition to the balance of the Purchase Price as referenced in Section 3.1, shall deliver to the Seller:

  (i)             An executed Equipment Lease with respect to the Probe; and

  (ii)            An acknowledgement of receipt of the title to the Probe.

  (c)            Seller and Buyer.  At the Closing and thereafter if requested by either party, the parties shall execute such other documents and take such illegible as may be reasonably requested by party to effectuate the intent and purposes of this Agreement and Equipment Lease.

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7.3    Delivery and Closing. The Probe shall be delivered to the applicable Operator for use after the Closing. Title to the Probe shall pass to Buyer at the same point of delivery that Seller takes delivery of the Probe from. Manufacturer at the Closing subject to the rights of Seller as tenant under the Equipment Lease.

7.4    Cost of Closing.  Each party is responsible for paying the legal fees of its counsel in negotiating, preparing, and closing the transaction contemplated by this Agreement. Seller is responsible for paying fees, costs, and expenses identified herein as being the responsibility of Seller, including, but not limited, to the cost of acquiring and delivering the Probe,  This Section 7.5 shall survive the Closing for all purposes.

ARTICLE VIII
Risk of Loss

Risk of loss, damage or destruction to the Probe shall be home by Seller until the Closing is completed on the Closing Date. In me event of such loss, damage or destruction,  Seller shall have a reasonable period of time to effect repair or replacement of the lost, damaged or destroyed Probe.

ARTICLE IX
Defaults and Remedies

If either party shall default in the performance of any of its obligations hereunder, and if such default is not cured within ten (10) days after written notice to the defaulting party specifying such default, the nondefaulting party shall have all rights and remedies to which it may be entitled by law and under this Agreement (including the right of the nondefaulting party to obtain specific performance against the defaulting party).

ARTICLE X
Miscellaneous

10.1     Notices.  All notices required or permitted hereunder shall be m writing and shall be served on me parties at the following addresses:

If to Seller:	Earth Search Sciences,- Inc..
502 Norm 3rd Street
McCall, Idaho 83638
Attention: Larry F. Vance, Chairman
	Telephone:	(208) 634-7080
	Fax:	(208) 634-297S

If to Buyer:	Accuprobe, Inc.
c/o Metropolitan Eye Surgery, P.C.
42-07 30th Avenue
Astoria, NY 11103
Attention: Dr. Ian Arnett
	Telephone:	718/204-6667
	Fax:	718/956-8514

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Copy to:	Shea & Nornes
1393 Veterans Memorial Highway, Suite 100
Hauppauge, NY 11788
Attention: J. Timothy Shea
	Telephone:	(516)366-3666
	Fax:	(516) 366-3671

Any such notice shall be either (a) sent by certified mail, return receipt requested, in which case notice shall be deemed delivered three (3) Business Days after deposit, postage prepaid, in the U.S. Mail, (b) sent by overnight delivery using a nationally recognized overnight courier, in which case it shall be deemed delivered one (1) Business Day after deposit with such courier, (c) sent by facsimile, in which case notice shall be deemed delivered upon transmission of such notice to the appropriate Fax number above, or (d) sent by personal delivery. The above addresses may be changed by written notice to the other party. Copies of notices are for informational purposes only and a failure to give or receive copies of any notice shall not be deemed a failure to give notice.

10.2          Governing Law.    This Agreement' is being executed, delivered, and is intended" to be performed in the State of Idaho and the laws of Idaho shall govern the validity, construction, enforcement, and interpretation of this Agreement, unless otherwise specified herein.

10.3          Entirety and Amendments. This Agreement embodies me entire agreement between me parties and supersedes all prior agreements and understandings, if any, relating to the Probes, and may be amended or supplemented only by an instrument in writing executed by the party against whom enforcement is sought.

10.4          Right in Inspect. Buyer shall have me right to inspect Seller's records for the purposes of auditing the use of the Probe and any Royalties due under the Lease, subject to such restrictions as Seller may reasonably impose to protect the confidentiality of fee records. Such inspections shall be made during reasonable business hours as may be set by Seller.

10.5         Parties Bound. This Agreement is binding on and inures to the benefit of Seller and Buyer and their respective successors and permitted assigns.

10.6          Further Acts.  In addition to the acts and deeds recited in this Agreement and contemplated to be performed, executed, and/or delivered under this Agreement, Seller and Buyer agree to perform, execute and/or deliver or cause to be performed, executed and/or delivered at the Closing or after the Closing all further acts, deeds and assurances reasonably necessary to consummate the transactions contemplated hereby, including without limitation any documents or assurances necessary to accommodate the. reasonable requests of either party with respect to tax treatment of the transactions contemplated by this Agreement.

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10.7           Multiple Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same contract and any of the parties to this Agreement may execute the Agreement by signing any of the counterparts.

10.8          Exhibits. The exhibits which are referenced in, and attached to, this Contract are incorporated in, and made, a part of, this Agreement for all purposes.

10.9           Assignment. Neither party shall have the right to assign its rights under this Agreement to any person or entity without the prior written consent of the other party. The giving or withholding of such which consent shall be in the sole discretion of that party.

10.10         Attorney's Fees.  If either party hereto employs an attorney to enforce or defend its rights hereunder, the prevailing party shall be entitled to recover its reasonable attorney's fees.

10.11         No third Party Beneficiary.  This contract is not intended to give or confer any benefits, rights, privileges, claims, actions or remedies to any person or entity as a third party beneficiary.

10.12         Time.  Time is of the essence in the performance of each and every term, condition and covenant contained in this Agreement.

10.13         Construction.  The parties acknowledge that the parties and their counsel have reviewed and negotiated this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any exhibits or amendments hereto.

EXECUTED on the   10  day of June, 1997.

SELLER:		BUYER:

EARTH SEARCH SCIENCES,INC.		ACCUPROBE, INC.
A Utah Corporation		A New York Corporation

By:	/s/ Larry Vance	By:	/s/ Jan Arnett
Title:	Chairman	Title:	President, Accuprobe

SCHEDULE OF EXHIBITS
EXHIBIT A.	FORM OF EQUIPMENT LEASE
EXHIBIT B	FORM OF PROMISSORY NOTE
EXHIBIT C	FORM OF COLLATERAL ASSIGNMENT
EXHIBIT D	CONSENT TO ASSIGNMENT OF FIRST PROBE CONTRACT
EXHIBIT E	FORM OF WARRANT
EXHIBIT F	FORM OF INVESTOR QUESTIONNAIRE

EXHIBIT A

EQUIPMENT LEASE .

EQUIPMENT LEASE, dated as of .June 10 1997 between ACCUPRQBE, INC., a New, York corporation, ("Lessor"), and EARTH SEARCH SCIENCES, INC., a Utah corporation ("Lessee").-

The parties agree as follows:

1.  LEASE.  Lessor .leases to Lessee, and Lessee leases from Lessor, the equipment described in the lease schedule attached as Schedule 1.  All such equipment described in all such schedules is collectively called "equipment"; and all such, schedules are collectively called "schedule."

2.  TERM.  The term of this Lease respecting each item of equipment shall be stated in the schedule and shall commence, as to each item of equipment, on the date so noted in the schedule.

3.  RENT AND ROYALTIES.  The rent for the equipment described in the schedule "shall be the amount designated in the schedule. Lessee shall pay Lessor royalties in the amount and manner described in the schedule.  Lessee shall pay' Lessor the rent and royalties in arrears, in the amounts and at the times set forth in the schedule, at the office of Lessor in Astoria, New York or to such other person and/or at such other place as Lessor may from time to time designate m writing.

4.  ORDERING AND DELIVERY OF EQUIPMENT.  Lessee acknowledges that the equipment has been purchased by Lessor at Lessee's request specifically for the purpose of leasing the equipment to Lessee, that Lessor has not held itself out as having knowledge or skill particular to the equipment leased, that the equipment has been ordered from a vendor selected by Lessee and on the basis of specifications and requirements selected and furnished by Lessee, that neither the vendor nor any salesman or agent of the vendor is an agent of Lessor, and that Lessor has not made any affirmation of fact or promise relating to the equipment nor famished Lessee with, any description, sample or model of the equipment Lessee has relinquished and assigned to Lessor any interest of Lessee in or under the invoices for the equipment

5.  USE; LOCATION.  Lessee shall use the equipment in a careful and proper manner and shall comply with all applicable laws and regulations relating to the possession, use and maintenance of the equipment. If at any time during the term hereof Lessor supplies Lessee with labels, plates or other markings, stating that the equipment is owned by Lessor, Lessee shall affix and keep the same upon a prominent place on the equipment During the term of this Lease, the equipment shall be installed for use in an aircraft operated by the Operator specified in the schedule.  Use of the equipment shall be dedicated primarily to exploration inthe Territory specified in the schedule, provided that Lessee may use the equipment for exploration outsidethe Territory if, in Lessee's judgment, exploration of the Territory is not economical or ifseasonal weather patterns make usage of the equipment for exploration within the Territory impracticable.

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6.  LESSOR'S INSPECTION.  Lessor shall at any and all times during business hours. -   have the right to enter into and upon the premises where the equipment is located for the purpose of inspecting the same or observing its use. Lessee shall give Lessor immediate notice of any attachment or other judicial process affecting any item of equipment.

7.  REPAIRS.  Lessee shall, at its sole cost and expense,- maintain the equipment in good repair, condition and working order, reasonable wear and tear excepted, and furnish any and all parts, mechanisms and devices needed to keep the equipment in good mechanical and working order. Lessor authorizes Lessee to obtain whatever service the manufacturer or supplier customarily, or by law or agreement, renders; provided that all such service shall be at the sole expense of Lessee.  All replacement parts, mechanisms and devices furnished to the equipment shall be acquired only for cash and shall become a part thereof and shall he the Property of Lessor.  Upon replacement, all previously existing parts, mechanisms and devices shall become me Property of Lessee.

8.  ALTERATIONS.  Lessee shall not make any alterations, additions or improvements to the equipment that would change the basic nature of the -equipment or impair its value or utility, except as may be required from time to time to meet the requirements of law or of any federal, state or local governmental authority having jurisdiction or as otherwise required by this Lease.  Lessor shall, at its own expense, make any alterations, upgrades or other improvements to the equipment that become available from time to time. All alterations, additions or improvements of whatsoever kind and nature to the equipment shall become a part thereof and shall be the Property of Lessor, unless such additions or improvements can be removed by Lessee without causing material damage to the equipment, or without negatively affecting such equipment's value or utility as compared with what it was before such addition or improvement was made; in this latter case, such additions and improvements shall belong to Lessee.

9.  LOSS AND DAMAGE; STIPULATED LOSS VALUE.  Lessee assumes responsibility for and shall bear the entire risk of loss and damage to the equipment from any and every cause whatsoever.  No loss or damage to the equipment or any part thereof shall impair any obligation of Lessee under this Lease, which shall continue in full force and effect In the event of loss or damage of any kind whatsoever to any item of equipment, Lessee shall:

(a)              Place tine same in good repair, condition and working order, or replace the same with like equipment in good repair, condition and working order; or

(b)              If in the reasonable judgment of Lessor the equipment is determined by Lessor to be lost, stolen, destroyed or damaged beyond repair, pay Lessor therefor in cash the "Stipulated Loss Value" as set forth in Schedule 1. Upon such payment this Lease shall terminate with respect to such item of equipment so paid for and Lessee •thereupon shall become entitled to such item of equipment as-is-where-is without warranty, express or implied, with respect to any matter whatsoever.

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10.  OPTION TO PURCHASE, At any time during the term of this Lease, if Lessee shall not be in default, Lessee shall have the right and privilege, at its option, to purchase the equipment, or any item of equipment that is a commercial unit thereof. The option purchase price of the equipment shall he the option price for the equipment as set forth on the schedule fox the equipment. Rent paid pursuant to paragraph 3 of this Lease shall he applied against the option price.  Upon the exercise of this option, and upon payment by Lessee in cash or certified check of the balance of the option purchase price (or if the lessor elects to convert the instrument sale into shares of common stock in accordance with Schedule 1 item G), Lessor shall duly execute and deliver to Lessee all documents necessary and proper to effect transfer of ownership of the equipment purchased to Lessee, free and clear of all encumbrances, security interests and liens made, done or suffered by Lessor and as-is-where-is without warranty, expressed or implied, with respect to any matter whatsoever.

11.  SURRENDER.  Upon the expiration of this Lease with respect to any item of equipment or any earlier termination of this Lease under paragraph 18, Lessee shall (unless. Lessee has paid Lessor in cash the "Stipulated Loss Value" of such item of equipment pursuant to paragraph 9 or purchased such item of equipment pursuant to paragraph 10) return the same to Lessor in good repair, condition and working order, ordinary wear and tear resulting from proper use thereof excepted, in the following manner as may be specified by Lesson

(a)    By delivering such item of equipment at Lessee's cost and expense to such place as Lessor shall specify within the city or county in which the same was delivered to Lessee or to which same was moved with the written consent of Lessor; or

(b)    By loading such item of equipment at Lessee's cost and expense on board such carrier as Lessor shall specify and shipping the same, freight collect, to the destination designated by Lessor.

(c)    By paying a shipping, handling and disposition fee to Lessor of $250,000.

12.  INSURANCE.  Lessee shall keep the equipment insured against risks of loss or damage and such other risks as are covered by endorsement commonly known as supplemental or extended coverage for not less than the "Stipulated Loss Value" as set form in the schedule or such lesser amount as may be acceptable to Lessor from time to time; and shall carry public liability and Property damage insurance covering the equipment All such insurance shall insure both Lessor and Lessee and shall be in a form and shall be written by companies reasonably satisfactory to Lessor. Upon request, Lessee shall furnish Lessor with certificates showing such coverage's to be in effect. If requested by Lessor, each insurer shall agree, by endorsement upon the certificate or certificates issued by it or by independent instrument furnished to Lessor, that it will give Lessor thirty (30) days' prior written notice before the policy in question shall be altered or canceled and that any proceeds shall be paid jointly to Lessor and Lessee as their interests may appear. The proceeds of any insurance shall, at the option of Lessor, be applied (a) toward the replacement, restoration or repair of the equipment or (b) toward payment of the obligations of Lessee hereunder.

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13.  LIENS AND ENCUMBRANCES; TAXES.  Lessee shall keep the equipment fee and clear of all levies, liens and encumbrances other than those either created or granted by Lessor or otherwise resulting from claims against Lessor and those being contested if such contest will not result in the forfeiture of title to the equipment or otherwise adversely affect Lessor's title to the equipment Lessee shall pay when due all license fees, registration fees, assessments, charges and taxes (municipal, state and federal) that may now or hereafter be imposed upon the ownership, leasing, renting, sale, possession or use of the equipment, excluding, however, all taxes on or measured by Lessor's income.

14.  LESSOR'S PAYMENT.  In, case of failure of Lessee to procure or maintain insurance or to pay fees, assessments, charges and taxes as required hereunder, Lessor shall have the right, but shall not be obligated, to effect such insurance, or pay said fees, assessments, charges and taxes, as the case may be.   In that event, the cost thereof shall be repayable to Lessor with the next installment of rent, and failure to repay the same shall carry with it the same consequence as any failure to pay any installment of rent, including, without limitarion, interest thereon at a fluctuating rate per annum equal, to the cost to Lessor from, time to time of funding plus 2% per annum ("Default Rate").

15.  WARRANTIES. LESSOR MAKES NO WARRANTIES, EITHER. EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER, INCLUDING, WITHOUT LIMITATION, THE CONDITION'OF THE EQUIPMENT, ITS MERCHANTABILITY OR ITS FITNESS FOR ANY PARTICULAR PURPOSE; except that Lessor does warrant title to the equipment and the right to lease the same to Lessee.

15. INDEMNITY.  Lessee shall indemnify Lessor against, and hold Lessor harmless from, any and all claims and expenses, including reasonable attorneys' fees, arising out of the manufacture, selection, delivery, possession, use, operation, or return of the equipment  Each party agrees that it will give the other prompt notice of the assertion of any such claim or the institution of any such action, suit or proceeding.

17. DEFAULT.  If Lessee with, regard to any item or items of equipment fails to pay any rent or other amount herein provided when due, or if Lessee with regard to any item or items of equipment fails to observe, keep or perform, any other provision of this Lease required to   . be observed, kept or performed by Lessee and fails to remedy any such non-payment failure within ten (10) days after receipt of written notice thereof from Lessor, Lessor shall have the right to exercise any one or more bf the following remedies:

(a)    To declare the entire amount of rent hereunder immediately due and payable as to any or all items of equipment, without notice or demand to Lessee.

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(b)    To sue for and recover all rents and other payments, then accrued or thereafter accruing, with respect to any or all items of equipment

(c)    To take possession of any or all hems of equipment, without demand or notice, wherever same may be located, without any court order or other process of law.  Lessee hereby waives any and all damages occasioned by such taking of possession unless caused by Lessor's gross negligence or willful misconduct  Any said taking of possession shall not constitute a termination of this Lease as to any or all items of equipment unless Lessor expressly so notifies Lessee in writing.

(d)           To terminate this Lease as to any or all items of equipment

(e)    To pursue any other remedy at law or in equity.

 Notwithstanding any such repossession, or any other action Lessor may take, Lessee shall be and remain liable for the full performance of all obligations on the part of Lessee to be performed under this Lease. All remedies provided for under this paragraph 17 axe cumulative and may be exercised concurrently or separately.

18.  ASSIGNMENT.  Without the prior written consent of Lessor, which Lessor may withhold in its sole discretions. Lessee shall not (a) assign, transfer, pledge or hypothecate this Lease, the equipment or any part thereof, or any interest therein or (b) sublet or lend the equipment or any part thereof, or permit the equipment or any part thereof to be used by anyone other than Lessee or Lessee's employees. Any merger, consolidation or other business combination or like transaction involving Lessee shall be deemed to. effect an assignment or transfer of this Lease and the equipment for purposes of this paragraph 19 and, accordingly, any such assignment or transfer effected without the prior written consent of Lessor shall be void and of no force and effect and shall constitute a default by Lessee, hereunder for purposes of paragraph.  Consent to any of the foregoing prohibited acts shall apply only in the given instance, and shall not be a consent to any subsequent like act by Lessee or any other person. Subject always to the foregoing, this Lease shall inure to the benefit of and be binding upon the parties and their respective personal representatives, successors and assigns.

19.  OWNERSHIP.  The equipment is, and shall at all times be and remain, the sole and exclusive property of Lessor, and Lessee shall have no right, title or interest therein except as expressly set forth in this Lease.

20.  PERSONAL PROPERTY.  The equipment iss and shall at all times be and remain, personal property, notwithstanding that the equipment or any part thereof may now be, or hereafter become, in any manner affixed or attached to real property,

21.  INTEREST.  Should Lessee fail to pay any part of the rent on any equipment or any other sum required by Lessee to be paid to Lessor on the due date thereof, Lessee shall pay interest at the Default Rate on such delinquent payment from the due date until paid in full.

22.  MODIFICATION OR WAIVER. No amendment, alteration or change to this Lease shall be effective unless the same shall be in writing and signed by Lessor and Lessee. No waiver of any conditions or of Lessee's or Lessor's obligation hereunder shall be deemed to take place unless such waiver shall be in writing and signed by the other party hereto.  Failure to exercise any remedy Lessor may have hereunder or any other acquiescence in the default of Lessee shall not constitute waiver of any obligations of Lessee, including the obligation in respect of which Lessee is in default, and Lessor shall be entitled to pursue any remedy available to it hereunder until Lessee has rendered complete performance of all obligations of this Lease.

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23.  ENTIRE AGREEMENT.  This lease and the schedule (“this Lease”) constitute the entire understanding and agreement between Lessor and Lessee. There is no understanding or agreement, oral or otherwise, not set forth in this Lease with respect to the lease of the equipment.

24.  NOTICES.  All notices under this agreement shall be sufficient if delivered via overnight courier or by facsimile or if mailed via registered or certified mail to the address for the party in question hereinafter set forth or to such other address as such party may provide effective when received at the appropriate address and any notice mauled shall be effective five business days after being deposited in the United Stated mail, duly addressed, with postage prepaid.

25.  TIME.  Time is of the essence to this Lease and each and all of it’s provisions.

IN WITNESS WHEREOF the parties have executed this Equipment Lease as of the day and year first above written.

LESSOR	ACCUPROBE, INC.

	By	/s/ Jan Arnett
	Title:	President, Accuprobe

LESSEE	EARTH SEARCH SCIENCES, INC.

	By	Larry F. Vance
	Title:	Chairman

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SCHEDULE 1

To Equipment Lease dated as of June 10 , 1997
Between ACCUPROBE, INC. and EARTH SEARCH SCIENCES, INC.

A.
TERM:   The item if this Lease respecting each item of equipment leased under this schedule shall commence June 10 , 1997 and end June 10 , 2007 unless such term terminates before such date in accordance with the terms of this Lease.

B.
EQUIPMENT LEASE AND RENT: The equipment leased under this schedule is as set forth below. As rent for each such item of equipment, Lessee shall pay Lessor the amount set forth below opposite the relevant payment date, in arrears, commencing  June 10 , 1998 and continuing  June 10 , 2007 unless such term terminates before such date in accordance with the terms of this Lease:

Item of Equipment	Payment Date	Rent

ESSI Probe 1	June 10**	$250,000 per year*

* plus interest payment rate pf Prime plus 2 on balance of total rental obligation. The rental   $250,000/year will be payable quarterly but interest payment will resume when smelter royalty is realized.
**	Quarterly payments are due September 10, December 10 March 10 and June 10. First quarterly payment is due September 10, 1997.
C.    ROYALTIES:   Lessee shall pay Lessor a 1/2 % smelter royalty from any commercially viable metallic, non-metallic mineral and hydrocarbon (production ultimately developed by Lessee or by Operator in the Territory if the Lessee receives less than 1 1/2% net smelter royalty). Lessee shall pay Lessor thirty percent (30%) of the net smelter royalty it receives from any commercially viable metallic, non-metallic mineral and hydrocarbons (production ultimately developed by Lessor or Operator in the Territory if the Lessee receives less than 1 1/2% net smelter royalty). Any royalty payable to Lessor shall be paid to Lessor within 60 days of receipt of royalties by Lessee. Royalties shall continue to be paid to Lessor notwithstanding Lessee’s exercise of it’s option to but the equipment. For purposes of this equipment lease, “net smelter royalty” in a manner that is commercially reasonable and consistent with prevailing market conditions at the time (and if conditions and commercially reasonable terms).

D.           LOCATION AND OPERATOR: The equipment shall be used by Lessee or by Operator, and shall be located principally within the Territory. The Operator shall be Quasar Resources, Inc., a Wyoming cooperation, or such other entity as Lessee shall contract with from time to time during the term of this Equipment Lease.

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E.           TERRITORY:  The equipment shall be dedicated for exploration primarily in Canada, Brazil and Australia (collectively, the “Territory”) although Lessee shall have the right to remove the equipment from the Territory from time to time.  In the event Lessee uses the equipment for exploration outside the specified Territory such as in Kazakstan which results in discovery of commercially viable metallic, non metallic minerals and hydrocarbons the Lessee shall pay Lessor a ½% (one-half percent) net smelter royalty which would be the result of such discovery.

F.           STIPULATED LOSS VALUE:  The amount to be paid pursuant to paragraph 9 of this Lease for any equipment lost, stolen, destroyed or damaged beyond repair (a “casualty”) during the term thereof shall be the “fair market value” thereof immediately prior to the casualty.  The lessee shall repair or replace the instrument in the event there is a casualty.  Such “fair market value” shall be the amount mutually agreed upon by Lessor and Lessee; provided, however, if Lessor and Lessee are unable to agree upon such amount within thirty (30) days after the casualty, the pair market value shall be determined by an appraiser selected by mutual agreement of Lessor and Lessee, whose fees shall be shared equally by Lessor and Lessee.

G.           OPTION PRICE:  The option price is $3,500,000 (subject to credit for Rent but not Royalties as described in paragraph 10 of this Lease).

1.  It is also understood that the lessor has the option to convert the instrument sale to shares in Quasar Resources, Inc., a Wyoming Corporation, at a forty percent (40%) discount off of the then fair market value of such shares.  In the event Quasar is not the Operator at the time of exercise of the option, Lessee shall substitute comparable equity securities or other rights subject to the reasonable approval of Lessor.

2.    Not withstanding the use of the term option herein, the lessee agrees to repurchase the equipment by April 10, 2000.

LESSOR	ACCUPROBE, INC.

	By:	/s/ Jan Arnet
	Title:	President Accuprobe

LESSEE	EARTH SEARCH SCIENCES, INC.

	By:	/s/ Larry F Vance
	Title:	Chairman

EXHIBIT E

THIS WARRANT AND THE COMMON STOCK ISSUABLE UPON EXERCISE

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Exhibit B

PROMISSORY NOTE

$2,200,000	McCall, Idaho
June 10, 1997

FOR VALUE RECEIVED, the undersigned EARTH SEARCH SCIENCES, INC., a Utah coproation (“Maker”), hereby promises to pay to the order of ACCUPROBE, INC., a New York corporation (“Payee”), at Longwood Road, Sands Point, NY 11050, or such other place as Payee may designate in writing from time to time, the principal sum of Two Million Two Hundred Thousand dollars ($2,200,000.00), together with interest thereon, in lawful money of the United States of America, payable in the manner and on the terms set forth in this Note.

1.    Interest.  Interest shall accrue on the unpaid principal balance outstanding hereunder at the rate per anum equal to two percent (2%) in excess of the prime rate as reported in The Wall Street Journal from the date hereof until the principal balance is paid in full.  Interest shall be payable upon maturity or earlier acceleration of the Note, as hereinafter set forth.  Any payment of principal or interest hereunder not paid when due shall bear interest from the due date thereof until paid at the rate per anum equal to four percent (4%) in excess of the prime rate as reported in The Wall Street Journal.

2.           Payment of Principal and Interest.  The unpaid principal balance outstanding under this Note and unpaid interest accrued  thereon shall be payable on October 31, 1997; provided, however, that, if Maker sells the “Collateral” (as defined in Section 4, below), the unpaid principal balance outstanding under this Note and unpaid interest accrued thereon shall become immediately due and payable

3.           Prepayment.  Maker may prepay all or any portion of this Note at any time, without premium or penalty.  Any such prepayment shall be applied first to pay interest accrued to the date of prepayment and second to reduce the principal balance hereof.

4.           Security.  This Note is secured by a Collateral Assignment of even date herewith by and among Make and Payee (the “Collateral Assignment”) with respect to the Agreement by Maker to purchase an ESSI Probe 1 from Integrated Spectroincs Pty Ltd (the “Collateral”), which Collateral is presently scheduled for completion and deliver to Maker in June 1997, subject to funding by Maker in a timely manner of $1, 300,000 in remaining milestone payment.

5.           Events of Default.  The occurrence of any one or more of the following events shall constitute an Event of Default under this Note:

  (a)         Maker shall fail to pay any principal or interest due hereunder;

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  (b)   Maker shall admit its inability to pay its debts as they become due, or shall make an assignment for the "benefit of creditors;

  (c)   Proceedings in bankruptcy, for the reorganization of Maker or for the readjustment of any of Maker s debts, under the federal bankruptcy laws or any other federal or state law relating to insolvency or debtors' relief, shall he commenced by Maker, or shall be commenced against Maker and shall not be discharged within 60 days after their commencement;

  (d)   A receiver, trustee or other custodian shall be appointed for Maker or for any substantial part of its assets, or any proceedings shall be instituted for the dissolution or the full or partial liquidation of Maker, and the receiver, trustee or other custodian shall not be discharged within 60 days after its appointment, or such proceedings, shall not be discharged within 60 days after their commencement; or

  (e)   Maker shall default in any of its obligations to Payee under this Note or the Collateral Assignment, and shall have not cured such default within 30 days after written notice from Payee specifying such default and requesting that it be remedied.

6.           Remedies Upon Default.  If an Event of Default occurs and is continuing, Payee shall have the right and option, upon five days written notice, to exercise the following exclusive remedies;

  (a)         To declare the entire unpaid balance of principal and interest under this Note immediately due and payable; and

  (b)         To foreclose or otherwise enforce Payee' security interest in the Collateral under the Collateral Assignment

7.           Usury.  If the provisions of this Note would at any- time otherwise require payment by the Maker to the Payee of an amount of interest in excess of the maximum amount then permitted by law, the interest payments to the Payee shall be reduced to the extent necessary so that the Payee shall not receive interest in excess of such maximum amount.  To the extent that, pursuant to the foregoing sentence, the Payee shall receive interest payments hereunder in an amount less than the amount otherwise provided, such deficit {the “Interest Deficit”) will accumulate and will be carried forward (without interest) until this Note is paid in full.  Interest otherwise payable to the Payee hereunder for any subsequent period shall be increased by the maximum amount of the Interest Deficit that may be so added without causing thPayee to receive interest in excess of the maximum amount then permitted by law.

8.           Notices.  All notices and other communications required or permitted hereunder shall be in. writing and shall be delivered personally, including by means of telecopy, or mailed by registered or certified mail, postage prepaid and return receipt requested, shall be deemed given on the date of personal delivery or on the date set forth on the return receipt; and shall be delivered or mailed to the addresses or telecopy numbers set forth below or to such, other address as any party may from time to time direct;

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If to Maker, to:	Earth Search Sciences, Inc.
502 North 3rd Street, Suits 8
McCall, Idaho 83838
	Telecopy:	(208)634-2978
	Attention:	Chairman

Copy to:	Stoel Rives, LLP
700 NE Multnomah, Suite 950
Portland, Oregon 97232-4109
	Telecopy:	(503)230-1907
	Attention:	Alan R. Blank

If to Payee, to:	Accuprobe, Inc.
c/o Metropolitan Eye Surgery, P.C.
42-07 30th Avenue
Astoria, New York 11103
	Telecopy:	(718)956-8514

Copy to:	Shea & Nournes
1393 Veterans Memorial Highway
Suite 100 S
Hanppauge, New York 11788
	Telecopy:	(516) 366-3671
	Attention:	J, Timothy Shea

9.           Presentmentand Demand.   Maker hereby waives presentment, demand, notice, protest and all other demands and notices in connection with, the delivery, acceptance, default or enforcement of this Note.

10.         Waiver.  Payee shall not be deemed, by any act or failure to act, to have waived any of their rights or remedies hereunder unless such waiver is in writing and signed by Payee, and then only to the extent specifically set forth in writing.

11.         Costs of Collection. Maker shall pay any and all costs, including, without limitation, attorneys' fees and costs and expenses at trial or on appeal, incurred by Payee in enforcing this Note and collecting sums one hereunder.

3

12.         Governing Law.  This Note shall be governed by and construed and enforced in accordance with the laws of the State of Idaho (except for the choice of law provisions thereof).

  IN WITNESS WHEREOF, Maker has executed this Note as of the date first above written EARTH SEARCH SCIENCES, INC.

EARTH SEARCH SCIENCES, INC.

/s/ Larry F. Vance, Chairman
Larry F. vance, Chairman

4

COLLATERAL ASSIGNMENT

THIS COLLATERAL ASSIGNMENT is made and entered into as of June  10   , 1997, by and between Earth Search Sciences, Inc., a Utah corporation (“Assignor”), and  Accuprobe, Inc., a New York corporation (“Assignee”).

WHEREAS the Assignor has executed a promissory note dated of even date herewith. and payable to the order of the Assignee in the principal amount of $2,200,000 (the “Note”); and

WHEREAS the Assignor is a party to a Supply Contract dated June 28, 1996 with Integrated Spectronics Pty Ltd (as the same may be extended, amended, restated or modified from, time to time, the “Supply Contract”), a copy of which is attached hereto, relating to the purchase by the Assignor of an airborne hyperspectral scanner known as “ESSI Probe 1” (the “Collateral”); and.

WHEREAS, the Assignor has pledged as security for the repayment of the Assignor's obligations under the Note (“Obligations”), a security interest in all of the Assignor's right, title and interest in and to the Supply Contract and the Collateral; and

WHEREAS in order to induce the Assignee to make the loan contemplated by the Note and to ensure that the Obligations win be secured as provided therein, the Assignee has required, and the Assignor has agreed to enter into, this Assignment,

In consideration of the foregoing, and the promises made herein, and of the loan made or to be made by the Assignee to the Assignor pursuant to the Note, the Assignor and the Assignee agree as follows:

1.            The Assignor hereby grants, pledges, transfers and assigns to the Assignee all of its right, tide and interest in and to the Supply Contract (except the rights under Section 2.2 thereof) and the Collateral, together with any modifications, extensions, replacements or renewals thereof and all benefits accruing to the Assignor thereunder.  Anything contained herein to the contrary notwithstanding, but subject to Section 5 hereof, (a) the Assignor shall remain liable under the Supply Contract to-the extent set form therein to perform all of the Assignor's duties and obligations thereunder to the same extent as if this Assignment had not been executed, (b) the exercise by the Assignee of any of its rights hereunder shall not release the Assignor from any of its duties or obligations under the Supply Contract and (c) the Assignee shall have no obligation or liability under the Supply Contract by reason of this Assignment, nor shall the Assignee be obligated to perform any of the obligations or duties of the Assignor thereunder.

2.         This Assignment is made for the purpose of securing (a) the payment and performance of the Obligations; (b) performance by the Assignor of the agreements set forth herein; (c) all payments made or expenses incurred by the Assignee, including reasonableattorneys’ fees and legal expenses, in the exercise, preservation or enforcement or any of the rights, powers or remedies of the Assignee, or in the enforcement of the obligations of the Assignor, hereunder or under the Note; and (d) any renewals, contributions or extensions of any of the foregoing (all of which are referred to herein as the “Secured Obligations”).

3.            The Assignor warrants and covenants (a) that the Supply Contract is in full force and effect; (b) that there has been no material default in any of the covenants, agreements, terms, provisions and conditions contained in the Supply Contract; (c) that; except for such consents as have been obtained and previously delivered to the Assignee, the execution and performance of this Assignment by the Assignor does not require the consent or approval of any other party and will not violate or constitute a default under the Supply Contract; (d) that the interest hereby assigned and transferred by the Assignor to the Assignee is free and clear of all liens and encumbrances whatsoever (other than the interest of Integrated Spectronics Pty Ltd as specified in the Supply Contract).

4.            To protect the security of this Assignment, the Assignor agrees that;

(a)           The assignor shall not, without the prior written consent of the Assignee, which consent shall not be unreasonably withheld, cancel, terminate, abridge, amend or otherwise modify the Supply Contract.

(b)           The Assignor shall faithfully perform each and every material obligation to be performed by it under the Supply Contract and shall enforce, short of termination thereof, at its sole cost and expense, each and every material obligation under the Supply Contract to be performed by Integrated Spectronics Pty Ltd thereunder;

(c)           The Assignor shall appear in and defend, at its sole cost, any action or proceeding in any manner connected with the Supply Contract or its obligations thereunder;

(d)           If the Assignor shall fail to perform any obligation under the Supply Contract, the Assignee may, but shall not be obligated to, perform, the same in such manner and to such extent as the Assignee may deem necessary to protect the security of this Assignment, including the right to appear in and defend any action or proceeding purporting to affect the security of this Assignment, or the rights of powers of the Assignee hereunder; and

(e)           The Assignor shall promptly deliver to the Assignee copies of all material notices received by the Assignor with respect to the Supply Contract and promptly notify the Assignee of any material default under the Supply Contract by any party thereto.

5.           Only after the occurrence of any “Event Default” (as defined in the Note), the Assignee, at its option five (5) days notice to the Assignor but without regard to the adequacy of security for the Secured Obligations; either in person or by agent, with or without bringing any action or proceeding, but subject to compliance with all applicable law, may exercise the rights of the Assignor under the Supply Contract, enforce or modify the Supply Contract, further assign the rights of the Assignor with respect to the Supply Contract or the Collateral, without any rights of redemption by the Assignor, and, in general, do any and all acts which the Assignee deems proper to protect the security hereof or which the Assignor shall have the right to do.

6.           At such time as the Secured Obligations have been irrevocably paid in full in cash and the Assignor has no further Obligation under the Note, this Assignment shall be of no further force and effect and the Assignee shall, at the expense of the Assignor, release all of its right, title and interest in and to the Supply Contract and the Collateral, together with all modifications, extensions, renewals and guarantees thereof, to the Assignor, without representation or recourse. Notwithstanding the foregoing, this Assignment shall continue to be effective or be reinstated and relate back to such time as though this Assignment had always been in effect, as the case may be, if at any time any amount received by the Assignee in respect of the Secured Obligations is rescinded or must otherwise be restored or returned by the Assignee upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Assignor or upon the appointment of any intervenor or conservator of, or trustee or similar official for the Assignor or any substantial part of its properties, or otherwise, all as though such payments had not been made.

7.           The Assignee shall not be obligated to perform or discharge, nor does the Assignee hereby undertake to perform or discharge, any obligations under the Supply Contract, unless it so elects upon an event described in the Note as an Event of Default or to protect the security of this Assignment.

8.            The Assignor agrees to indemnify and hold harmless the Assignee and its officers, directors, shareholders, employees and agents (all such indemnified parties, including their heirs, successors, assigns and administrators, being referred to as the “indemnified parties”)  from and against any and all liabilities, losses, damages, costs or expenses which the indemnified parties may or might incur under the Supply Contract or under or by reason of this Assignment, and from and against any and all claims and demands whatsoever which may be asserted against the indemnified parties by reason of any alleged obligation or undertaking on their part to perform or discharge any of the terms of the Supply Contract except to the extent such liabilities, losses, damages, costs, expenses, claims or demands arise out of the willful misconduct or gross negligence of any indemnified party. Without limitation of the foregoing, it is further understood that this Assignment shall not at any time operate to place responsibility upon the Assignee for the carrying out of any of the provisions of the Supply Contract. Should the indemnified parties incur any such liability, loss or damage under the Supply Contract of under or by reason of this Assignment, or in defense against any such claims or demands, the amount thereof, including reasonable costs, expenses and attorneys’ fees, together with interest thereon at the default interest rate specified in the Note, shall be included in the Secured Obligations and shall be secured hereby, and the Assignor shall reimburse the Assignee therefore promptly after demand.

9.             (a)           The rights of the Assignee hereunder shall not be affected by any extensions, renewals, indulgences, settlements, or compromises with respect to any Secured Obligations; by the release of any party primarily or secondarily liable with respect to any Secured Obligations; or by the taking or release by the Assignee of any security for any Secured Obligations or for the performance by any party primarily or secondarily liable with respect to any Secured Obligations.

(b)           No delay or omission on the part of the Assignee in exercising any right or remedy shall operate as a waiver of such right or remedy or any other right or remedy.  A waiver on any one occasion shall not be construed as a bar to or waiver of any right or remedy on any future occasion.

(c)           All of the Assignee’s right and remedies, whether evidenced hereby or by any other agreement or instrument, or whether now or hereafter available at law, in equity, by statute or other wise, shall be cumulative.

(d)           All rights of the Assignee hereunder shall inure to the benefit of the successors and assigns of the Assignee, and this Assignment shall bind Assignor’s successors and assigns.

(e)           If any provision hereof shall be invalid or unenforceable in any respect, the remaining provisions hereof shall remain in full force and effect and shall be enforceable to the maximum extent permitted by law.

(f)            No consent, approval or waiver shall be binding on the Assignee unless in writing.

(g)           This Assignment may be executed in one or more counterparts, each one of which shall be deemed to be an original for the purpose of enabling this Assignment to be filed as a security agreement or financing statement.

10.           All notices to or demands or requests of the Assignor or of the Assignee shall be given pursuant to the terms of the Note

IN WITNESS WHEREOF, the parties have caused this Collateral Assignment to be duly executed by their duly authorized officers as of the day and year first written above.

EARTH SEARCH SCIENCES, INC.		ACCUPROBE, INC.

By:	/s/ Larry F. Vance	By:	Jan Arnett
Title:	Chairman	Title:	President, Accuprobe

THIS CONSENT AND AGREEMENT is made as of June 10, 1997, by Integrated Spectronics Pty Ltd (“ISPL”) and Earth Search Sciences, Inc., a Utah corporation (“Assignor”), in favor of Accuprobe, Inc. (“Assignee”).

WHEREAS Assignor is indebted to Assignee pursuant to the terms of a promissory not dated June 10, 1997 (the “Note”); Assignee has required as security for the repayment of the Note that Assignor grant to Assignee a collateral assignment of certain of Assignor’s rights under a Supply Contract dated June 28, 1996 between Assignor and ISPL (as the same may be extended, amended, restated, or modified from time to time, the “Supply Contract”), a copy of which is attached hereto, relating to the purchase by the Assignor of an airborne hyperspectral scanner known as “ESSI probe 1”  (the “Collateral”). Pursuant to the Collateral Assignment dated of even date herewith and attached hereto (the “Collateral Assignment”); and ISPL’s consent is required for Assignor to make such assignment.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which and hereby acknowledged, each of ISPL, Assignee and Assignor hereby agree as follows:

1.              Consent to Collateral Assignment.  ISPL hereby consents to Assignor’s execution and delivery of the Collateral Assignment in favor of Assignee.

2.              Notice of Assignor Default: Right to Cure.  ISPL shall deliver to Assignee notice of any default of Assignor under the Supply Contract, and shall provide Assignee with an opportunity to cure any such default provided such cure is effected within 30 days after Assignee receives the notice of default.

3.              Clarification of Terms.  ISPL and Assignor hereby represent and warrant to Assignee that they presently anticipate delivery to Assignor of the Collateral on or about Sept 1, 1997, and that only payments remaining to be to ISPL under the Supply Contract are payments aggregating $1,200,00 (US), which payments are required to be made on or about Sept 1, 1997.

4.              Representations Regarding Supply Contract.  ISPL and Assignor each certifies, represents, warrants, and agrees as follows:

(a)           The Supply Contract is now in full force and effect.

(b)           To the knowledge of each party, none of the parties to the Supply Contract is in default thereunder, and no event has occurred which, with the passage of time or the giving of notice, or both, would constitute a default thereunder.

(c)           None of the parties hereto has notice or knowledge that any petition in bankruptcy has been filed by or against it, or that it has been adjudicated a bankrupt or insolvent, or that there has been a petition or answer filed by or against it seeking or acquiescing in any reorganization arrangement, composition, readjustment, liquidation, dissolution or similar relief under present, federal, state or local law relating to bankruptcy, insolvency or other relief for debtors, or that there has been a trustee, receiver or liquidator appointed for all or part of its assets and properties.

5.           Notices.  Each of the parties hereto hereby agrees to deliver to Assignee a copy of all notices of default delivered to Assignor under the Supply Contract by certified mail, postage prepaid, return receipt requested as follows: to

Accuprobe, Inc.
c/o Metropolitan Eye Surgery, P.C.
42-07 30th Avenue
Astoria, New York 11103
Attention: Dr. Jan Arnett

Or to such other address which Assignee may designate by written notice to ISPL and Assignor.

6.           Miscellaneous.  This Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns, as the case may be. This Agreement shall be governed by and construed in accordance with the laws of the State of Idaho, and if any one or more of the provisions of this Agreement shall be judicially determined invalid, illegal, unenforceable or otherwise defective in any respect, such defect shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such defective provision(s) had never been contained herein. Each of the parties hereto makes the above certification, representations, warranties and agreements with the understanding that Assignee will rely thereon in extending credit to Assignor. This Agreement may be executed in one or more counterparts or executed with facsimile signatures, with all such counterparts constituting one and the same instrument upon the execution by each of the parties hereto of at least one such counterpart.

7.           ISPL Not Liable.  Notwithstanding anything herein to the contrary, ISPL shall have no obligation under the Note nor ISPL, by virtue of its execution of this Agreement or under any circumstances whatsoever, ever be deemed to have any liability under the Note.

8.           Assumption by Assignee.  If Assignee exercises its remedies upon default by Assignor to perform the obligations of Assignor under the Supply Agreement, then Assignee shall thereby agree to accept the obligations of Assignor under the Supply Agreement, including without limitation those obligations specified in Section 11.5 thereof. With respect to Section 11.4 of the Supply Agreement, Assignee acknowledges that ISPL has or have manufactured other hyperspectral scanners for Assignor and/or Assignor’s affiliates or designees, and that such manufacturing and honoring of contracts related thereto shall not be deemed a default by ISPL of said Section 11.4.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

EARTH SEARCH SCIENCES, INC.

By:	/s/ Larry F. Vance
Title:	Charirman

ACCUPROBE, INC.

By:	/s/ Jan Arnett
Title:	President Accuprobe

INTEGRATED SPECTRONICS PTY LTD

By:
Title:

signatures, with all such counterparts considering one and the same instrument upon the execution by each of the parties herein of at least one such counterpart.

7.    ISPL Not Liable.  Notwithstanding anything herein to the contrary, ISPL shall have no obligation under the Note nor shall ISPL, by virtue of its execution of this Agreement or under any circumstances whatsoever, ever, he deemed to have any liability under the Note.

8.    Assumption by Assignee.  If Assignee exercises its remedies upon default by Assignor to perform the obligations of Assignor under the Supply Agreement, then Assignee shall thereby agree to accept the obligations of Assignor under the Supply Agreement, including without limitation those obligations specified in Section 11.5 thereof.  With respect to Section11.4 of the Supply Agreement, Assignee acknowledges that ISPL has or have had manufactured other hyperspectral scanners for Assignor and/or Assignor’s affiliates or designees, and that such manufacturing and honoring of contracts related thereto shall not be deemed a default of ISPL of said Section 11.4.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

EARTH SEARCH SCIENCES, INC.

By:	/s/ Larry F. Vance
Title:	Chairman

ACCUPROBE, INC.

By:	/s/ Jan Arnett
Title:	President, Accuprobe

INTEGRATED SPECTRONICS PTY LTD

By:	/s/ T.D. Cocks
Title:	Managing Director

THIS CONSENT AND AGREEMENT is made as of June 10, 1997, by Integrated Spectronics Pty Ltd (“ISPL”) and Earth Search Sciences, Inc., a Utah corporation (“Assignor”), in favor of Accuprobe, Inc. (“Assignee”).

WHEREAS Assignor has agreed to sell to Assignee pursuant to the terms of a Contract of Sale and Leaseback dates June 10, 1997 (the “Sale/Leaseback Contract”) an airborne hyperspectral scanner known as “ESSI Probe 1” (the “Probe”), which Probe ISPL is manufacturing and selling to Assignor pursuant to the Supply Contract dated September 11, 1995 and attached hereto (the “Supply Contract”); and

WHEREAS Assignee desires to obtain an assignment of Assignor’s rights under the Supply Contract (except the rights specified in Section 202 thereof and the rights specified therein with respect to the calibration facility and the spares pack) to secure Assignee’s rights under the Sale/Leaseback Contract and ISPL’s consent is required for Assignor to make such assignment.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of ISPL, Assignee and Assignor hereby agree as follows:

1.              Consent to Assignment of Supply Contract: Assumption.  ISPL hereby consents to Assignor’s execution and delivery of the Sale/Leaseback Contract in which Assignor assigns its rights under the Supply Contract in favor of Assignee, subject to the terms of the Equipment Lease (as such term is defined in the Sale/Leaseback Contract) and with the exception of those rights of Assignor described in the Supply Agreement with respect to the calibration facility and the spares pack.  Assignee hereby agrees to accept the obligations of the Assignor as outlined in the Supply Contract, including without limitation the obligations described in clause 11.5 of the Supply Agreement; provided, however, Assignee shall have no right to exercise any rights under clause 11.4 of the Supply Agreement unless and until the Equipment Lease has been duly terminated by Assignee as a result of a default by Assignor and provided further that the assignment of the Supply Contract shall become null and void upon repurchase of the equipment upon the terms set forth in the Equipment Lease.  With respect to Section 11.4 of the Supply Agreement, Assignee acknowledges that ISPL has or have manufactured other hyperspectral scanners for Assignor and/or Assignor’s affiliates or designees, and that such manufacturing and honoring of contracts related thereto shall not be deemed a default by ISPL of said Section 11.4.

2.              Notice of Assignor Default: Right to Cure.  ISPL shall deliver to Assignee notice of any default of Assignor under the Supply Contract, and shall provide Assignee with an opportunity to cure any such default provided such cure is effected within 30 days after Assignee receives the notice of default.

3.              Clarification of Terms. ISPL and Assignor hereby represent and warrant to Assignee that they presently anticipate delivery to Assignor of the Probe on or about May 28, 1997, at Sydney, NSW, Australia, that, expect for the $200,000 to be paid by Assignee to ISPL upon such delivery of the Probe, ISPL has received all payments required to be made by Assignor under the Supply Contract and that upon receipt of such payment the Probe will be delivered as aforesaid free and clear of liens, encumbrances and debt (except as contemplated by the Equipment Lease). The parties hereto acknowledge that notwithstanding delivery and acceptance of the Probe, ISPL has an obligation at ISPL’s cost to provide (inside at Sydney, NSW, Australia at a mutually agreeable time) thermal channels for the Probe per the specifications set forth in the Supply Contract. ISPL shall order the necessary detectors and shall notify the other parties hereto upon receipt of such detectors to arrange the mutually agreeable time at which to install the detectors and complete the thermal channels.

4.              Representations Regarding Supply Contract. ISPL and Assignor each hereby certifies, represents, warrants as follows:

(a)           The Supply Contract is now in full force and effect.

(b)           To the knowledge of each party, none of the parties to the Supply Contract is in default thereunder, and no event has occurred which, with the passage of time or the giving of notice, or both, would constitute a default thereunder.

(c)           None of the parties hereto has notice or knowledge that any petition in bankruptcy has been filed by or against it, or that it has been adjudicated a bankrupt or insolvent, or that there has been a petition or answer filed by or against it seeking or acquiescing in any reorganization arrangement, composition, readjustment, liquidation, dissolution or similar relief under present, federal, state or local law relating to bankruptcy, insolvency or other relief for debtors, or that there has been a trustee, receiver or liquidator appointed for all or part of its assts and properties.

5.              Notices. Each of the parties hereto hereby agrees to deliver to Assignee a copy of all notices of default delivered to Assignor under the Supply Contract by certified mail, postage prepaid, return receipt requested, as follows: to

Accuprobe, Inc.
c/o Metropolitan Eye Surgery, P.C.
42-07 30th Avenue
Astoria, New York 11103
Attention: Dr. Jan Arnet

Or to such other address which Assignee may designate by written notice to ISPL and Assignor.

6.           Miscellaneous. This Agreement shall bind and insure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns, as the case may be. This Agreement shall be governed by the construed in accordance with the laws of the State of Idaho, and if any one or more of the provisions of this Agreement shall be judicially determined invalid, illegal, unenforceable or otherwise defective in any respect, such defect shall not affect any other provision of this Agreement, and this Agreement shall be construed as if such defective provisions(s) had never been contained herein. Each of the parties hereto makes the above certifications, representations, warranties and agreements with the understanding that Assignee will rely thereon in extending credit to Assignor. This Agreement may be executed in one or more counterparts or executed with facsimile signatures, with all such counterparts constituting one and the same instrument upon the execution by each of the parties hereto of at least one such counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

EARTH SEARCH SCIENCES, INC.

By:	/s/ Larry F. Vance
Title:	Chairman

ACCUPROBE, INC.

By:	/s/ Jim Arnett
Title:	President, Accuprobe

INTEGRATED SPECTONICS PTY LTD

By:
Title:

Unenforceable or otherwise defective in any respect, such defect shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such defective provisions(s) had never been contained herein.  Each of the parties hereto makes the above certifications, representations, warranties and agreements with the understanding that Assignee will reply thereon in extending credit to the Assigner.  This Agreement may be executed in one or more counterparts or executed with facsimile signatures, with all such counterparts constituting one and the same instrument upon the execution by each of the parties hereto of at least one such counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

EARTH SEARCH SCIENCES, INC.

By:	/s/ Larry F. Vance
Title:	Chairman

ACCUPROBE,INC.

By:	/s/ Jim Arnett
Title:	President, Accuprobe

INTEGRATED SPECTRONICS PTY LTD

By:	/s/ T.D. Cocks
Title:	Managing Director

HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE LAWS.  THEY MAY NOT BE EXERCISED, SOLD,OFFERED FOR SALE, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED UNLESS REGISTERED UNDER SUCH ACT AND APPLICABLE STATE LAWS, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

1,000,000 SHARES
OF COMMON STOCK

WARRANT OF COMMON STOCK
OF EARTH SEARCH SCIENCES,INC.

For the value received, EARTH SEARCH SCEINCES,INC., a Utah corporation (the “Company”), grants to Accuprobe, Inc. (the “Holder”), the right, subject to the terms of this Warrant, to purchase until the Expiration Date, as defined below, at a price of $2.00 per share, up to 1,000,000 shares of fully paid and nonassessable shares of Common Stock of the Company.

Section 1.               Definitions.

As usedin this Warrant, unless the context otherwise requires:

1.1           “Basic Execise Price” means the price at which each Warrant Share may be purchased upon exercise of this Warrant as stated in the first sentence of this Warrant.

1.2           “Common Stock” means shares of the Common Stock of he Company.

1.3           “Exercise Date” means the date when the Warrant is exercised, in whole or in part, in the manner indicated in Sections2.1 and 2.2.

1.4           “Exercise Price” means the Basic Exercise Price; provided, however, that if an adjustment is required under Section 6 of this Warrant, then the “Exercise Price” means, after such adjustment, the price at which each Warrant Share may be purchased upon exercise of this Warrant immediately after the last such adjustment.

1.5           “Expiration Date” means April 10, 2000

1.6           “Holder” means the Initial Holder or, upon transfer of this Warrant by the Initial Holder (or a subsequent Holder) in accordance with the limitations set forth in Section 7 of this Warrant, a permitted transferee.

1.7           “Securities Act” means the Securities Act of 1933, as amended from time to time, and all rules and regulations promulgated thereunder, or any act, rules or regulations which replace the Securities Act or any such rules and regulations.

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1.8           “Warrant”  means this Warrant and each previously executed and canceled Warrant, if any, for which this Warrant has been exchanged.

1.9           “Warrant Shares” means any shares of Common Stock issued or subject to issuance upon exercise of this Warrant or upon exchange of a Warrant Share for as a result of a corporate stock split, stock dividend or other similar corporate recapitalization).

Section 2.           Duration and Exercise of Warrant

2.1           Duration.  Subject to the provisions of this Warrant, this Warrant may be exercised at any time and from time to time until the Expiration Date.  After the Expiration Date this Warrant shall become void, and all rights to purchase Warrant Shares hereunder shall thereupon cease.

2.2           Method of Exercise.  This Warrant may be exercised by the Holder, in whole or in part, by (i) surrendering to the Company payment in full of the Exercise Price for the Warrant Shares and (ii) executing and delivering to the Secretary of the Company a written notice of exercise.  Upon compliance with this Section 2.2, the Holder shall be deemed to be the holder of record of the Warrant Shares.

2.3           Certificates.  As soon as practicable after the exercise, certificates for the Warrant Shares shall be delivered to the Holder.

2.4           Securities Act Compliance.  Unless the Warrant Shares shall have been registered under the Securities Act, as a condition of its delivery of certificates for the Warrant Shares, the Company may require the Holder to deliver to the Company, in writing, representations regarding the Holder’s sophistication, investment intent, acquisition for Holder’s own account and such other matters as are reasonable and customary for purchasers of securities in an unregistered private offering.  The Company may place conspicuously upon each certificate representing the Warrant Shares a legend substantially in the following form, the terms of which are hereby agreed to by the Holder (including any transferee):

THESE SHAREES HAVE NOT BEEN REGISTERED UNDER THE SECURITES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS.  THEY MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED UNLESS REGISTERED UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED.

11

2.5           Taxes.  The Company shall not be required to pay any taxes that may be payable in respect of the issuance of the Warrant Shares.

Section 3.           Validity and Reservation of Warrant Shares.

The Company represents that all shares of Common Stock issued upon exercise of this Warrant have been authorized and will be validly issued, fully paid and nonassessable.  The Company agrees that, as long as this Warrant may be exercised, the Company will have authorized and reserved for issuance upon exercise of this Warrant a sufficient number of Warrant Shares to provide for exercise in full of this Warrant.

Section 4.           Fractional Shares.

No fractional Warrant Shares shall be issued upon the exercise of this Warrant, and the number of Warrant Shares to be issued shall be rounded to the nearest whole number.

Section 5.           Limited Rights of Warrant Holder.

The Holder shall not, solely by virtue of being the Holder of this Warrant, have any of the rights of a holder of Common Stock of the Company, either at law or equity, until this Warrant shall have been exercised.

Section 6.           Certain Adjustments.

6.1           Stock Splits, Etc.  In case the Company effects a subdivision, split, combination, reclassification or other recapitalization of Common Stock into a greater of lesser number of shares of Common Stock, the number of Warrant Shares and the Exercise Price in effect immediately after such subdivision, split, combination, reclassification or other recapitalization shall be proportionately decreased or increased, as the case may be.

6.2           Notice of Adjustment.  Whenever events occur requiring an adjustment under Section 6.1, the Company shall promptly mail to the Holder a certificate of its President or Chief Financial Officer showing the adjusted number of Warrant Shares and the adjusted Exercise Price, setting forth in reasonable detail the acts requiring such adjustment, and stating such other facts as shall be necessary to show the manner and figures used to compute such adjustment.

6.3           Merger or Consolidation-Change in Control.  In case of any merger, consolidation or reorganization of the Company with or into one or more other corporations, which results in a change of the holders of more than 50 percent of the voting power of the corporation, or in the case of any other transaction or series of related transactions in which more than 50% of the voting power of the corporation is disposed, or in case of any sale, lease, transfer or conveyance to another corporation of all or substantially all of the assets of the Company or proposed liquidation of the Company, then in any such event, the Holder shall be given notice of such proposed action at approximately the same time and in substantially the same manner as the holders of the Company’s Common Stock.  If the proposal action is approved according to applicable law, the Holder shall be so notified in writing by the Company by facsimile, registered or certified mail, or by overnight delivery service. Upon delivery of such notice the Holder shall have five business days to exercise this Warrant to the extent then exercisable. If this Warrant is not exercised by such date, it shall automatically become null and void on 5:00 p.m., Idaho time, on the fifth business day following the delivery of such notice.

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Section 7.           Transfer Restriction.

This Warrant may not be assigned, transferred, hypothecated or otherwise disposed of except by an individual Holder in the event of death.

Section 8.           Miscellaneous.

8.1           Notice. Notice or demand pursuant to this Warrant to be given or made by the Holder to or on the Company shall be sufficiently given, made or served, if in writing and delivered personally or by facsimile (except for legal process) or if sent by certified or registered mail, or overnight delivery service, postage prepaid, addressed, until another address is designated in writing by the Company, as follows:

Earth Search Sciences, Inc.
502 North 3rd Street
McCall, Idaho 83638
Attention: Larry F. Vance
Telephone: (208) 634-7080
Fax: (208) 634-7080

Any notice or demand authorized pursuant to this Warrant to be given or made by the Company to or on the Holder shall be given to the Holder by facsimile, certified or registered mail, or overnight delivery service, postage prepaid, addressed to the Holder’s last known address as it shall appear on the books of the Company, until another address is designated in writing.

8.2           Applicable Law. The validity, interpretation and performance of this Warrant shall be governed by the laws of the State of Idaho, exclusive of choice of law rules.

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8.3    Headings.  The Article headings herein are for convenience only and are not part of this Warrant and shall not affect the interpretation thereof.

Dated: June 10, 1997.

EARTH SEARCH SCIENCES, INC.

By:	/s/ Larry F. Vance
Larry F. Vance, Chairman

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SETTLEMENT AGREEMENT AND MUTUAL RELEASE

This SETTLEMENT AGREEMENT AND MUTUAL RELEASE ("this Agreement") is made on March 23, 2005 (the “Effective Date”)

between:
EARTH SEARCH SCIENCES, INC., a Nevada corporation which is the successor by merger to Earth Search Sciences, Inc., a Utah corporation, headquartered at 1729 Montana Highway 35, Kalispell, Montana 59901 (“ESSI”);

and:
ACCUPROBE, INC.,  a New York corporation (“Accuprobe”) and JAN M. arnett, M,D., individually (“Dr. Arnett”), each with an address c/o Metropolitan Eye Surgery, P.C., 42-07 30th Avenue, Astoria, New York 11103 (collectively, the “Arnett Parties").

Preamble:

•
In accordance with the Equipment Lease comprising Exhibit A to the “Contract of Sale and Leaseback” dated as of June 10, 1997 between ESSI and Accurate (the “Lease” and together with the Contract of Sale and Leaseback. the “Lease Contract”,), Accuprobe purchased and leased to ESSI a hyperspectral remote sensing unit (“Probe 1”) designed for high-resolution hyperspectral data collection from airborne platforms,

•
Accuprobe contends that ESSI owes rent under the Lease and has failed to purchase Probe 1 from Accuprobe pursuant to the mandatory purchase option contained in the Lease, and ESSI contends that the Lease has been terminated and title to the Probe 1 has been transferred to ESSI as a result of a series of transactions entered into by the Arnett Parties, ESSI and its subsidiary, General Petroleum, Inc. (“GPI”).

•
In addition, the Arnett Parties contend that ESSI is indebted to Accuprobe and/or Dr. Arnett, who is a principal of Accuprobe, under a series of loans and promissory note obligations as set forth in attached Schedule I (the "Loan Obligations"), and has either failed to make payment in accordance with the terms of the Loan Obligations or has failed to comply with ESSI's prior undertakings to issue to the Arnett Parties unrestricted common stock of ESSI in agreed-upon satisfaction or partial satisfaction of certain of the Loan Obligations, and ESSI contends that the Loan Obligations were satisfied through stock issuances and the transactions involving GPL

•	In order to avoid the cost, expense and inconvenience of litigation, ESSI and the Arnett Parties have agreed to address and resolve their disagreements in accordance with this Agreement.

•	The recitals contained in this Preamble are an integral part of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, ESSI and the Arnett Parties accordingly agree as follows;

1.     LEASE, LOAN OBLIGATIONS AND GPL. ESSI and the Arnett Parties agree and acknowledge that upon and in consequence of their signing and delivery of this Agreement:

1.1.  The Lease shall be deemed in full force and effect, with Accuprobe as the owner and lessor of Probe I and ESSI as the lessee in possession of Probe 1. Subject to the provisions of Section 3.4 of this Agreement, all rent due pursuant to Schedule 1 of the Lease shall be deemed paid through the period ending on the Termination Date, as defined in Section 3.1 below. The repurchase obligation contained in the Lease shall be null and void; ESSI shall have no further right or obligation to purchase Probe I from Accuprobe and Accuprobe shall be under no obligation to sell or make Probe 1 available for safe to ESSI. Except as expressly set forth in Sections 3.1, 3.4 or elsewhere in this Agreement, the obligations of ESSI and Accuprobe under the Lease Contract are deemed satisfied.

1.2.  The Loan Obligations shall be deemed satisfied and the Arnett Parties shall have no claim for any further payment on account of the Loan Obligations or for the issuance of any additional stock related to the Loan Obligations. The Arnett Parties shall be entitled to retain all unregistered shares of ESSI stock previously issued to them

1.3. The Arnett Parties shall have no obligation with respect to GPI or transactions related to GPI, and neither the Arnett Parties nor any affiliate of the Arnett Parties shall have or claim any ownership interest or other interest in GPI.   Neither ESSI or GPI nor any affiliate of ESSI or GPI shall have or claim any ownership interest or other interest in Accuprobe.

2.     LOCATION AND CONDITION OF PROBE 1.

2.1. Current Operator. ESSI represents and warrants that on the Effective Date, Probe .1 is located in West Palm Beach, Florida on a Mohawk aircraft commissioned for a project involving classified short-term United States governmental use which, is anticipated to end on or about July 31, 2005, and that ESSI has the right to relocate and remove Probe 1 from the Mohawk aircraft upon completion of the classified governmental use. ESSI further represents and warrants that except as identified in attached Schedule 2, ESSI has not made or entered into any sublease, license, bailment, rental or other arrangement, whether or not for consideration, whereby Probe 1 will be offered to or made available for use by or on behalf of anyone else during the period from the Effective Date through and including the Termination Date (as defined in Section 3.1 below) or beyond. Pending the Termination Date, ESSI shall maintain control over Probe 1 and shall notify Accuprobe in writing not more than five (5) business days after ESSI makes or enters into any further or additional sublease, license, bailment, rental or other arrangement involving Probe 1, provided that any such arrangement shall be in the ordinary course of business consistent with ESSI's past practice and for a duration such as will not interfere with or delay the timely calibration and testing of Probe 1 in accordance with Section 2.2 below and the timely turnover of Probe 1 to Accuprobe on or before the Termination Date in accordance with Section 3 below.

2.2. Calibration. Within thirty (30) days after the Effective Date, ESSI shall, at ESSI's sole expense, cause Probe I to be fully calibrated and tested by a duly certified, unrelated third party in the business of conducting such calibrations and testing, at the University of Arizona. ESSI shall furnish a true and complete copy of the results of the calibration and testing to Accuprobe within sixty (60) days after the Effective Date. If the report indicates that Probe 1 is missing or not intact, or that subsequent to calibration and testing Probe 1 is non-operational in any material respect or is not functioning substantially in accordance with its specifications, then, ESSI shall, at its sole cost and expense, repair or restore Probe 1, including replacing any necessary components, so that Probe 1 shall be in the condition required by Section 7 ("Repairs") of the Lease. If ESSI fails to have Probe 1 calibrated and tested or fails to repair or restore Probe 1 as provided above, ESSI shall be in default under this Agreement.

3.     SURRENDER OF PROBE 1.

3.1.  Turnover.  On or before August 31, 2005, or earlier upon Accuprobe's written demand in the event of a default by ESSI under this Agreement (in each case, the "Termination Date"), ESSI shall, at ESSI's sole expense, deliver physical custody and possession of Probe 1and the Accessories (as defined in Section 3.2 below) to or for the account of Accuprobe at such location within the continental United States as Accuprobe shall designate.   Probe 1 and the Accessories shall be delivered free and clear of liens, claims and encumbrances, and at the time of delivery they shall be in good repair, condition and working order, ordinary wear and tear resulting from proper use thereof excepted.   Concurrently with the delivery of Probe I and the Accessories, ESSI shall certify to Accuprobe in writing that they are not subject to any liens, claims or encumbrances created by, through or under ESSI. Provided that ESSI effectuates the delivery of Probe 1 and the Accessories to Accuprobe in accordance with this Agreement, (i)ESSI shall not be required to pay Accuprobe the $250,000 shipping, handling and disposition fee contemplated by Section ll(c) of the Lease, and (ii) the Lease shall be deemed terminated and, except for ESSI's obligations under Sections 13 ("Liens and Encumbrances; Taxes") and 16("Indemnity") of the Lease (which shall survive and remain in effect in respect of any act or omission from the commencement date of the Lease through and including the actual date of turnover), neither ESSI nor Accuprobe will have any further rights or obligations under the Lease.

3.2.  ‘Accessories’ Defined. As used in. this Agreement, the term “Accessories” means all applicable hardware upgrades (but excluding the Cmigits owned by Boeing), data processing equipment, software, mounting devices,  storage and shipping containers, cords, accessories,  components.,  spare parts, blueprints,  schematics and design drawings,  whether furnished pursuant to the Lease Contract or subsequently acquired or obtained by or for ESSI that are used or held for use in connection with the operation, maintenance, refurbishment or upgrading of Probe 1.  The Accessories include but are not limited to the items listed in attached Schedule 3.

3.3.  Insurance; Risk of Loss. Concurrently with the signing of this Agreement, ESSI shall provide to Accuprobe evidence that Probe 1 and the Accessories are insured against risk of loss (whether attributable to casualty, theft, vandalism or otherwise) for their full replacement value under one or more policies of insurance, issued by an insurer or insurers reasonably acceptable to Accuprobe, naming Accuprobe as owner and loss payee.   ESSI shall also provide Accuprobe with evidence that ESSI or the current operator/custodian of Probe 1 maintains one or more policies of commercial general liability (CGL) insurance or equivalent, issued by an .insurer and in coverage amounts that are reasonably satisfactory to Accuprobe, and under which Accuprobe is an additional insured. ESSI shall, at its expense, cause all such insurance coverage to continue to be maintained until custody and possession of Probe 1 and the Accessories are turned over to Accuprobe in accordance with Section 3.1. ESSI shall continue to bear the risk of loss or damage to Probe 1 and the Accessories pending their surrender and turnover to Accuprobe.

3.4.  Failure To Turn Over. In the event that ESSI does not turn over custody of and physically deliver Probe 1 and the Accessories to or as directed by Accuprobe in the condition required by this Agreement by no later than the Termination Date, or in the event that ESSI otherwise defaults (as provided in Section 11 below) under any of its obligations pursuant to this Agreement, then, without further notice or demand by Accuprobe:

3.4.1.  The rent obligation under the Lease shall automatically be reinstated, and ESSI shall owe and shall immediately pay to Accuprobe rent accruing at the rate of $250,000 per year for the period from April 10, 2000 (when Accuprobe was originally required to purchase Probe 1 under the Lease) until the date when Probe 1 and the Accessories are delivered in the condition required by this Agreement.    Rent for the period from April 10, 2000 until the Termination Date shall be due and payable in full on the Termination Date, together with interest, calculated as if such rent had originally been due and payable in equal quarterly installments on each September 10, December 10, March 10 and June 10, at a rate equal to two (2) percentage points over the prime rate.  (For purposes of this Agreement, "prime rate" means the fluctuating rate of interest reported by leading money center banks as their lending "prime rate" or "base rate", as published in the Wall Street Journal, as such rate may change from time to time.) Rent for periods from and after the Termination Date shall be due and payable monthly in the amount of $20.833.33 on the first business day of each month.   Any payment not made within five (5) days after the due date shall incur a late fee equal to five percent (5%) of the overdue amount, which is not a penalty but shall constitute consideration for Accuprobe's loss of use of the funds and administrative processing time and expense incurred as a result of the Sate payment.   In addition, any payment not made within thirty (30). days after the due date shall accrue interest at a rate equal to four (4) percentage points over the prime rate, calculated from the original due date until payment is made in full   Nothing contained in this Section 3.4.1 or elsewhere in this Agreement shall be construed as a waiver or consent by Accuprobe acquiescing in any delay on the part of ESSI in the turnover and delivery of Probe 1 and the Accessories.

3.4.2.  Accuprobe shall be entitled to immediate possession of Probe I and the Accessories and may effectuate repossession by any lawful means, with or without legal process.ESSI shall affirmatively cooperate with Accuprobe or its designated agent in effectuating repossession, including marshalling Probe 1 and the Accessories, disclosing the location of Probe1 and the Accessories to Accuprobe or its designated agent, and providing them with, or taking such reasonable requested action to assist Accuprobe or its designated agent in securing, free and unimpeded access to Probe 1 and the Accessories at such location ESSI shall not interfere with, contest, delay or otherwise attempt to hinder or frustrate Accuprobe's repossession of Probe 1and the Accessories.    ESSI expressly waives any defenses or objections to Accuprobe's immediate and permanent repossession of Probe 1 and the Accessories, including but not limited to any further notice, demand, hardship stay of execution, right of redemption or other relief, afforded by the Uniform Commercial Code or any applicable law, rule of procedure or judicial precedent. No repossession by Accuprobe of Probe 1 and/or the Accessories shall be deemed to constitute an accord and satisfaction releasing ESSI from liability in respect of, or precluding Accuprobe from asserting, any other rights and remedies provided for in this Section 3.4.

3.4.3.  The $250,000 shipping, handling and disposition fee contemplated by Section 11(c) of the Lease shall automatically be reinstated and shall be due and payable in full on the Termination Date.   If not so paid, interest shall accrue on the unpaid amount at a rate equal to four (4) percentage points over the prime rate, calculated from the Termination Date until the date when paid in full.  In addition, in the event that Probe 1 or the Accessories are not in the condition required by Section 3.1   when repossessed by Accuprobe, ESSI shall be responsible for all out-of-pocket costs and expenses to. repair/rest ore them to such condition, all of which shall be due and payable on demand, together with interest at the same rate as indicated above, calculated from the date any such costs and expenses are incurred until the date when paid and reimbursed by ESSI in full.

3.4.4.  In the event that Accuprobe elects to bring a proceeding to aid in the repossession of Probe 1 and the Accessories or to enforce any other right or remedy afforded by this Section 3.4, then, in addition to the consent to jurisdiction contained in Section 9 below, ESSI consents to jurisdiction and venue in any court or other appropriate forum where such proceeding is filed by Accuprobe, which may include but not necessarily be limited to any court or other appropriate forum in any location where Probe 1 or the Accessories may then be found, and ESSI waives any defenses or objections to the jurisdiction of such court or forum, including but not limited to objections based on forum nan conveniens.   In any such proceeding, ESSI covenants and agrees to enter Its appearance but not to contest Accuprobe's entitlement to relief, all defenses, cross-claims and counterclaims being expressly and irrevocably waived.    At Accuprobe's request ESSI shall enter into a stipulation of judgment, consent judgment, confession of judgment or similar Instrument or stipulation according to Accuprobe as of right the relief to which Accuprobe is entitled pursuant to this Section 3.4.

3.4.5.  ESSI shall be responsible for reasonable legal fees and all other out-of-pocket costs and expenses incurred by or on behalf of Accuprobe in exercising or enforcing Accuprobe's rights and remedies pursuant to this Section 3.4, including any post-judgment or collection or enforcement proceedings.    All such rights and remedies are intended to be cumulative and not exclusive of one another or of any other right or remedy available under law or in equity.

4.     ASSIGNMENT OF BOEING CLAIMS.

4.1.  Boeing Claims.  ESSI and its wholly-owned subsidiary, Space Technology Development Corp. {''STDC"), have claims and causes of action against The Boeing Company arising out of a letter agreement dated April 3, 2000 among ESSI, STDC and The Boeing Company relating to the "NEMO Joint Venture" (collectively, the "Boeing Claims"). ESSI represents and warrants to Accuprobe that: (i) to ESSI's knowledge, The Boeing Company has no valid counterclaims or setoffs to or against the Boeing Claims, and (ii) ESSI is the sole owner and holder of the Boeing Claims and has not pledged or assigned the Boeing Claims to anyone else or granted anyone else a security interest or other interest in the Boeing Claims or in proceeds from the Boeing Claims.

4.2. Assignment; Cooperation.   ESSI assigns to Accuprobe or its designee ESSI's and STDC's entire right, title and interest in and to the Boeing Claims.   This assignment is intended to be self-operative and shall be effective immediately, from and after the Effective Date, but ESSI agrees, from time to time at the Arnett Parties' request, to sign, acknowledge and deliver, for no additional consideration, such further instruments of assignment and conveyance and other documents as the Arnett Parties may request in order to more fully evidence the assignment of the Boeing Claims to Accuprobe or its designee or to enable Accuprobe or its designee to prosecute the Boeing Claims in ESSI and/or STDC's name or in its own name. ESSI shall reasonably cooperate with the Arnett Parties as they may request from time to time in connection with the prosecution, or settlement of the Boeing Claims, .including but not limited to debriefing plaintiff’s   counsel,   making ESSI and its   officers   and employees available for testimony at depositions and at trial, responding to discovery requests, providing written certifications, and supplying documents and records relevant to the Boeing Claims.

4.3. Absolute.  ESSI's assignment of the Boeing Claims to Accuprobe or its designees absolute and unconditional.   The Arnett Parties shall have and shall exercise sole discretion and control with respect to the prosecution and settlement of the Boeing Claims, to the exclusion of ESSI and any other parties claiming by or through ESSI.  In particular, but without limitation, the Arnett Parties shall be entitled to: select counsel and agree on fee arrangements for prosecution of the Boeing Claims,  prepare and serve one or more complaints, select the jurisdiction and venue where suit will be brought, control all aspects of the litigation, including pretrial discovery, litigation and settlement strategy and settlement negotiations, appeal or not appeal adverse rulings or determinations, and settle or not settle the Boeing Claims, all on such terms and with regard to such considerations as the Arnett Parties in their sole discretion, reasonably exercised, may elect (provided that nothing contained in this Section 4.3 or elsewhere in this Agreement shall be deemed to obligate the Arnett Parties to continue funding the costs and expenses of prosecuting the Boeing Claims or to continue prosecuting the Boeing Claims if they at any time in their sole and absolute discretion elect to discontinue doing so; and provided further that before discontinuing the prosecution of the Boeing Claims, the Arnett Parties will notify ESSI of their intention to do so).  The Arnett Parties will keep ESSI reasonably informed regarding the status of the prosecution of the Boeing Claims and will consult with ESSI from time to time. In the event that the Arnett Parties elect to settle the Boeing Claims, ESSI shall, at the Arnett Parties' request and for no additional consideration, sign, acknowledge and deliver such stipulations of settlement, including general releases, as may be called for in connection with the settlement.   The Arnett Parties agree, promptly following the signing and delivery of this Agreement, to retain Jan Berlage of Ballard Spahr in Baltimore, Maryland as counsel to prosecute the Boeing Claims, The Arnett Parties also reserve the right to appoint other counselors lead counsel or co-counsel in conjunction with Ballard Spahr or, if they subsequently so determine during the pendency of any proceedings involving the Boeing Claims, to replace Ballard Spahr altogether.

4.3.1. In the event that the Arnett Parties notify ESSI as provided in Section 4.3 that they elect to discontinue prosecuting the Boeing Claims but ESSI desires to keep prosecuting the Boeing Claims, then upon ESSI's written request received by the Arnett Parties within five (5) business days after the Arnett Parties have given notice of discontinuance, the Arnett Parties will re-assign, without representation, warranty or recourse, the Boeing Claims to ESSI or ESSI's designee. In such event, any subsequent recovery in respect of the Boeing Claims shall, notwithstanding the provisions of Section 4.4, belong to ESSI, except that the Arnett Parties shall be entitled to recoup out of the initial proceeds of recovery, pari passu with ESSI, the counsel fees and other out-of-pocket expenses that were incurred by the Arnett Parties in connection with their prosecution of the Boeing Claims prior to giving notice of discontinuance.

4.4. Allocation of Recovery. In the event that the prosecution of the Boeing Claims results in a monetary recovery to Accuprobe or its designee, whether pursuant to the entry of judgment or by way of settlement, the gross amount of any such monetary recovery shall be allocated, paid and distributed as follows:

4.4.1.  Out of the first $3,000,000 so recovered, the Arnett Parties shall first recoup all counsel fees and all other out-of-pocket costs and expenses incurred by them in connection with the prosecution, settlement and/or collection of the Boeing Claims.  The balance of such $3,000,000 amount, if any, shall be retained by Accuprobe or its designee.

4.4.2.  Out of the next $3,000,000 of gross proceeds, the. Arnett Parties shall first recoup all remaining unpaid or unreimbursed out-of-pocket costs and expenses, if any, and the balance, if any; of such proceeds shall be paid as follows: seventy-five percent (75%) to Accuprobe or its designee, and twenty-five percent (25%) to ESSI or its designee.

4.4.3.  If the gross amount recovered exceeds $6,000,000, then the Arnett Parties shall first recoup, out of such excess, all remaining unpaid or unreimbursed out-of-pocket costs and expenses, if any, and the balance, if any, of such gross proceeds in excess of $6,000,000shall be paid as follows: fifty percent (50%) to Accuprobe or its designee, and fifty percent (50%) to ESSI or its designee.

4.5.  Documentation. If there results a monetary recovery in accordance with Section 4.4. Accuprobe shall provide ESSI with an accounting of the proceeds received and the costs and expenses incurred in connection with the prosecution, settlement and/or collection of the Boeing Claims, and shall afford ESSI reasonable access, upon reasonable request and during normal business hours, to the back-up documentation related thereto.

5.     MUTUAL RELEASE.

5.1.  General  Releases.  By their respective signatures at the end of this Agreement:

5.1.1.  ESSI, for itself and its affiliates, unconditionally and irrevocably releases, waives and forever gives up all Claims (as defined below) against or involving the Arnett Parties and their respective affiliates, principals, representatives and successors in interest.   This is a general release which specifically extends to and encompasses all Claims, including Claims of which ESSI may not now be aware, excepting only the Arnett Parties' undertakings expressly made pursuant and subject to this Agreement.  ESSI represents and warrants that ESSI has not previously alienated or purported to grant anyone else any interest whatsoever in any Claims, and that ESSI's release of all Claims pursuant to this Agreement does not require consent of or notice to any other party.

5.1.2.  Accuprobe, for itself and its affiliates, and Dr. Arnett, for himself, his heirs, executors and administrators, unconditionally and irrevocably release, waive and forever give up all Claims (as defined below) against or involving ESSI and its affiliates, subsidiaries, principals, representatives and successors in interest. This is a general release which specifically extends to and encompasses all Claims, including Claims of which the Arnett Parties may not now be aware, excepting only ESSI's undertakings expressly made pursuant and subject to this Agreement. The Arnett Parties represent and warrant that neither of them has previously alienated or purported to grant anyone else any interest whatsoever in any Claims, and that the Arnett Parties' release pf all Claims pursuant to this Agreement does not require consent of or notice to any other party.

5.2. ‘Claims’ Defined. As used in this Section 5, the term 'Claims' means all claims, causes of action, damages, demands, obligations, promises, costs and expenses (including court costs and attorneys' fees), rights and remedies, at law or in equity, whether known or unknown, whether sounding in contract, tort, strict liability or any other common law or statutory basis, and based on or arising from or in connection with anything that has happened up until now.

5.3.  GPL  ESSI stipulates, confirms and acknowledges that any prior agreement purported to have been in effect between its subsidiary GPI and Dr. Arnett or Accuprobe with respect to the former's acquisition of the latter's stock or equity interests, and related matters, has been cancelled and abrogated and is no longer of any force or effect, ESSI shall, at the Arnett Parties' request and at no cost or expense to them, secure and deliver a formal release, in form substantially equivalent to the release contained in Section 5,1.1, from GPI in favor of Accuprobe.

6.     BANKRUPTCY.

6.1  ESSI.  In the event that ESS! becomes the subject of a voluntary or involuntary bankruptcy proceeding, ESSI stipulates, acknowledges and confirms that: (i) ESSI shall consent to. and will not oppose, any motion for relief from the automatic stay brought by or on behalf of the Arnett Parties to enforce by way of specific performance ESSI's obligations under this Agreement or to repossess Probe 1 or exercise any other right or remedy of Accuprobe as owner and lessor of Probe 1; (ii) "cause" exists for relief from the automatic stay within the meaning of§362(d) of the United States Bankruptcy Code; (iii) the Arnett Parties' entitlement to relief from the automatic stay shall be irrespective of any of the requirements of §362 of the United States Bankruptcy Code and the Arnett Parties shall not be obligated to demonstrate compliance with such requirements in order to obtain relief; and (iv) any bankruptcy or similar proceeding in which ESSI rejects or otherwise fails to honor this Agreement shall per se be deemed to have been commenced in bad faith for the purpose of frustrating and delaying the exercise of the Arnett Parties rights and remedies. ESSI understands and intends that the preceding agreements regarding bankruptcy are a material inducement for the Arnett Parties' entering into this Agreement.

6.2.  Arnett Parties.  In the event that either of the Arnett Parties becomes the subject of a voluntary or involuntary bankruptcy proceeding the Arnett Parties stipulate, acknowledge and confirm that: (1) the Arnett Parties shall consent to, and will not oppose, any motion for relief from the automatic stay brought by or on behalf of ESSI to enforce by way of specific performance the Arnett Parties' obligations under this Agreement; (ii) "cause" exists for relief from the automatic stay within the meaning of §362(d) of the United States Bankruptcy Code; (iii) ESSI's entitlement to relief from the automatic stay shall be irrespective of any of the requirements of §362 of the United States Bankruptcy Code and ESSI shall not be obligated to demonstrate compliance with such requirements in order to obtain relief; and (iv) any bankruptcy or similar proceeding in which either of the Arnett Parties rejects or otherwise fails to honor this Agreement shall per se be deemed to have been commenced in bad faith for the purpose of frustrating and delaying the exercise of ESSI's rights and remedies. The Arnett Parties understand and intend that the preceding agreements regarding bankruptcy are a material inducement for ESSI's entering into this Agreement.

7.     ADDITIONAL ESSI REPRESENTATIONS AND WARRANTIES. In addition to the statements contained elsewhere in this Agreement, ESSI makes the following representations and warranties to the Arnett Parties, knowing and intending that the Arnett Parties will rely on them as a material inducement for their entering into this Agreement:

7.1.  Authorization; Binding Effect This Agreement has been duty authorized by all required action on ESSI's part, including approval by ESSI's board of directors, and does not require the approval of ESSI's shareholders. The individual signing this Agreement on ESSI's behalf has been specifically empowered to do so. This Agreement is the legal, valid and binding obligation of ESSI, enforceable against ESSI in accordance with its terms.

7.2.  No Conflict. Neither the signing and delivery of this Agreement nor ESSI's performance of this Agreement will violate or result in a default under (i) ESSI's governing documents, (ii) any other agreement, debt instrument, indenture, financing covenant or other contractual undertaking to which ESSI is a party or by which ESSI or its property is bound, or (iii) any law, regulation, judgment, order or decree to which ESSI or its property is subject, ESSI's signing, delivery and performance of this Agreement (including but not limited to the assignment of the Boeing Claims to the Arnett Parties pursuant to Section 4.2) do not require notice to, or consent or approval from, any other party.

7.3.  Solvency. SSI is, and after giving effect to the transactions contemplated by this Agreement will be solvent and able to pay its debts as and when they come due, and has and will have assets in excess of its liabilities, both accrued and contingent.

7.4.  Knowing and Voluntary.  ESSI has had the opportunity to consult with its ad-visors, financial and legal, before entering into this Agreement, and has been represented by counsel in connection with the signing and delivery of this Agreement. ESSI is a sophisticated commercial party and enters into this Agreement freely and knowingly, mindful of its substantive import, and not under coercion or duress of any kind,

8.     ADDITIONAL ARNETT PARTIES REPRESENTATIONS AND WARRANTIES, In addition to the statements contained elsewhere in this Agreement, the Arnett Parties make the following representations and warranties to ESSI, knowing and intending that ESSI will rely on them as a material inducement for their entering into this Agreement:

8.1.  Authorization; Binding Effect. This Agreement has been duly authorized by all required action on the Arnett Parties' part, including approval by Accuprobe's board of directors, and does not require the approval of Accuprobe's shareholders. The individual signing this Agreement on behalf of Accuprobe has been specifically empowered to do so. This Agreement is the legal valid and binding obligation of the Arnett Parties, enforceable against the Arnett Parties in accordance with its terms,

8.2.  No Conflict. Neither the signing and delivery of this Agreement nor the Arnett Parties' performance of this Agreement will violate or result in a default under (i) Accuprobe's governing documents, (ii) any other agreement, debt instrument, indenture, financing covenant or other contractual undertaking to which either of the Arnett Parties is a perry or by which either of their property is bound, or (iii) any law, regulation, judgment, order or decree to which any of the Arnett Parties or its property is subject. The Arnett Parties' signing, delivery and performance of this Agreement do not require notice to, or consent or approval from, any other party.

8.3.  Solvency. Each of the Arnett Parties is, and after giving effect to the transactions contemplated by this Agreement will be, solvent and able to pay their respective debts as and when they come due, and has and will have assets in excess of their respective liabilities, both accrued and contingent.

8.4.  Knowing and Voluntary. Each of the Arnett Parties has had the opportunity to consult with their advisors, financial and legal, before entering into this Agreement, and has been represented by counsel in connection with the signing and delivery of this Agreement. Each of the Arnett Parties is a sophisticated commercial party and enters into this Agreement freely and knowingly, mindful of its substantive import, and not under coercion or duress of any kind.

9.     GOVERNING LAW; CONSENT TO JURISDICTION.  This Agreement shall be governed by and shall be interpreted and enforced according to the laws of the State of New York, but without giving effect to any New York choice of law or conflict of law principles which would otherwise make the laws of a different jurisdiction govern or apply. In any action or proceeding based on or arising out of or in connection with this Agreement, ESSI and the Arnett Parties consent to the exclusive jurisdiction of the state and federal courts of New York sitting in New York County and the Southern District of New York, respectively, and they waive any defenses or objection to jurisdiction or venue in such courts, including but not limited to objections based on forum non conveniens.

10.   TIME OF THE ESSENCE. Tune is and shall be of the essence with respect to the parties' respective performance under this Agreement.

11.   DEFAULT; COSTS AND EXPENSES.   In the event of a default by any party of any obligation under this Agreement, the other party shall provide written notice of the default to the defaulting party (provided that if the default involves the failure to deliver and turn over custody of Probe 1 and the Accessories on the Termination Date, no written notice or further opportunity to cure shall be required or afforded).    If such default is not cured within ten (10) days after receipt of the written notice, then the other party shall be free to pursue all available remedies and the defaulting party hereby agrees to pay all costs and expenses, including but not limited to court costs, experts' fees and reasonable legal fees, incurred by or on behalf of the other party in connection with pursuing or enforcing such remedies.

12.   MISCELLANEOUS.  No modification or waiver by the parties of any of the terms of this Agreement shall be valid unless in writing and executed with the same formality as this Agreement,     No waiver of any particular instance of breach or default under this Agreement shall be deemed a waiver of any subsequent breach or default. This Agreement contains the entire understanding of the parties, and there are no representations, warranties, promises, covenants or undertakings other than those expressly set forth in this Agreement. If any provision of this Agreement is held to be invalid or unenforceable as written, the provision shall, if possible, be enforced to the extent reasonable under all of the circumstances, and all other provisions shall nevertheless continue in fill] force and effect. This Agreement may be signed in counterparts and by fax, all of which when taken together will constitute a single Agreement, Delivery of a signed counterpart by fax or as a .pdf attachment to an email message shall constitute sufficient delivery. This Agreement is binding upon and shall inure to the benefit of the signatories and respective successors, assignees, heirs and personal representatives.

* * *

{Signatures appear on next page]

EARTH SEARCH SCIENCES, INC.

By:	/s/ Larry Vance
	Name:	Larry Vance
[please print]
	Title:	Chairman

ACCUPROBE, INC.

By:
Name:
[please print]
Title:

JAY M. ARNETT, M.D.

Acknowledgments
STATE OF MONTANA
COUNTY OF

I CERTIFY that on March 23, 2005. before me, a notary public of the State of Montana, personally appeared Larry Vance who made proof to my satisfaction that: he is the Chairman of Earth Search Sciences, Inc., the corporation named in the attached Settlement Agreement and Mutual Release; he was duly authorized and did sign the Settlement Agreement and Mutual Release in such capacity for and on behalf of the corporation; and The Settlement Agreement and Mutual Release was signed and delivered for and on behalf of the corporation voluntary act and deed by authority from the corporation's board of directors.

/s/ Laurel K. Fisher
Notary Public

EARTH SEARCH SCIENCES, INC.

By:
Name:
[please print]
Title:

ACCUPROBE, INC.

By:	/s/ Jay M. Arnett, M.D.
	Name:	Jay M. Arnett
[please print]
	Title:	President

/s/ Jay M. Arnett
JAY M. ARNETT, M.D.

STATE OF MONTANA
COUNTY OF

I CERITIFY that on March   , 2005, before me, a notary public of the State of Montana, personally appeared
(a)  S/he is the                    of Earth Search Sciences, Inc. the corporation named in the attached Settlement Agreement and Mutual Release.
(b)  S/he was duly authorized and did sign the Settlement Agreement and Mutual Release in such capacity for and on behalf of the corporation; and
(c)  The Settlement Agreement and Mutual Release was signed and delivered for and on behalf of the corporation as its voluntary act and deed by authority from the corporation’s board of directors.

Notary public

STATE OF NEW YORK
COUNTY OF

I CERTIFY that on March 23, 2006, before me, a notary public of the State of New York, personally appeared Jay M. Arnett, M.D. who made proof to my satisfaction that;
(a)  He is the president of Accuprobe, Inc., the corporation named in the attached Settlement
(b)  He was duly authorized and did sign the Settlement Agreement and Mutual Release in such capacity for and on behalf of the corporation, and in his individual capacity; and
(c) The Settlement Agreement and Mutual Release was signed and delivered for and on behalf of the corporation as its voluntary act and deed by authority from the corporation's board of directors, and by him individually as his own act and deed

/s/ Ines Garcia
Notary public

Schedule 1

Loan Obligations

•	$2,200,000 promissory note dated June 10, 1997

•	$350,000 promissory note dated March 3, 1999

•	$350,000 promissory note dated July 29, 1999

•	$225,000 promissory note dated October 13, 1999

•	$1,000,000 promissory note dated November 16, 1999

•	$250,000 promissory note dated December 21, 1999

Schedule 1- Page 1 of 1

Schedule 2

Probe 1 Scheduled Deployments

Schedule 2- Page 1 of 1

Schedule 3

Accessories

Schedule 3- Page 1 of 1